Exhibit 2.1

EXECUTION COPY

SHARE PURCHASE AGREEMENT

by and among

FR ACQUISITION FINANCE SUBCO (LUXEMBOURG), S.A.R.L.,

FR ACQUISITIONS CORPORATION (EUROPE) LIMITED,

FR ACQUISITION CORPORATION (US), INC.,

ALCOA INC.,

ALCOA IH LIMITED

and

THE SELLER REPRESENTATIVE (AS DEFINED HEREIN)

Dated as of June 25, 2014

i

(Continued)

(Continued)

(Continued)

INDEX OF EXHIBITS

Exhibit	Description

Exhibit A	Form of Escrow Agreement

Exhibit B	Earnout Agreement

Exhibit C	Form of Registration Rights Agreement

Exhibit D	Form of Investor Representation Letter

v

SHARE PURCHASE AGREEMENT

SHARE PURCHASE AGREEMENT, dated as of June 25, 2014 (this “Agreement”), by and among FR Acquisition Corporation (US), Inc., a Delaware corporation (the “US Company”), FR Acquisitions Corporation (Europe) Limited, a private company limited by shares incorporated under the laws of England and Wales (the “UK Company” and, together with the US Company, the “Companies”), FR Acquisition Finance Subco (Luxembourg), S.à.r.l., a private limited liability company incorporated under the laws of Luxembourg, with its registered office located at 6 rue Guillaume Schneider, L-2522 Luxembourg, registered with the Register of Commerce and Companies of Luxembourg under number B 133.360 (the “Seller”), Alcoa Inc., a Pennsylvania corporation (the “Purchaser”), Alcoa IH Limited, a private company limited by shares incorporated under the laws of England and Wales and a wholly owned Subsidiary of the Purchaser (the “UK Purchaser”), and Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P., collectively in their capacity as the Seller Representative (as defined herein).

WHEREAS, the Seller owns 100% of the issued and outstanding shares of common stock, par value $0.01 per share, of the US Company, which constitute all of the issued and outstanding capital stock of the US Company (the “US Shares”), and the Seller owns 100% of the issued and paid-up ordinary shares, par value £1.00 per share, of the UK Company, which constitute all of the issued and paid-up share capital of the UK Company (the “UK Shares” and, together with the US Shares, the “Shares”);

WHEREAS, the Seller wishes to sell to the Purchaser and the UK Purchaser, and the Purchaser and the UK Purchaser wish to purchase from the Seller, all of the US Shares and UK Shares, respectively, in each case, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Seller, the Seller Representative and the Purchaser are entering into an Earnout Agreement (as defined herein) pursuant to which the Seller shall be eligible to receive certain additional consideration upon the terms and subject to the conditions set forth therein; and

WHEREAS, prior to the Closing (as defined herein), the Seller and the Purchaser and, as applicable, certain Permitted Transferees of the Seller shall enter into a Registration Rights Agreement (as defined herein) providing for certain registration rights of the Seller with respect to the Purchaser Shares (as defined herein) issued by the Purchaser in accordance herewith.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Defined Terms.

(a) For all purposes of this Agreement, the following terms shall have the following respective meanings:

“2018 PIK Notes” shall mean those certain outstanding senior notes issued by FR Prime Holdings III (Luxembourg) S.À.R.L., a private limited liability company incorporated under the laws of Luxembourg, with its registered office located at 6 rue Guillaume Schneider, L-2522 Luxembourg, registered with the Register of Commerce and Companies of Luxembourg under number B 173.239, pursuant to that certain Note Purchase Agreement dated as of December 7, 2012.

“2019 PIK Notes” shall mean those certain outstanding senior notes issued by FR Prime Holdings (Luxembourg) S.À.R.L., a private limited liability company incorporated under the laws of Luxembourg, with its registered office located at 6 rue Guillaume Schneider, L-2522 Luxembourg, registered with the Register of Commerce and Companies of Luxembourg under number B 165.094, pursuant to that certain Note Purchase Agreement dated as of November 8, 2011 (as amended and restated as of December 7, 2012).

“Accounting Principles” shall mean the principles, conventions and methodologies to be used to calculate Trade Working Capital, Indebtedness, Cash Balance and Capital Expenditures as set forth on Schedule 1.01(a) hereto.

“Accredited Investor” shall mean an “accredited investor” as defined in Rule 501 of Regulation D under the Securities Act.

“Acquisition Expenses” shall mean, to the extent not paid prior to the Closing: (i) any out-of-pocket fees and expenses payable by any member of the Group, whether on its own behalf or on behalf of the Seller or any Seller Affiliated Person, in connection with (A) the negotiation, execution and delivery of this Agreement and the other Transaction Documents and (B) the consummation of the Transactions (including all legal, accounting and investment banking fees and expenses); (ii) any payments by any member of the Group to any director, officer or employee of any member of the Group pursuant to the Retention Agreements, (iii) any costs or payments incurred, paid or agreed to be paid without Purchaser’s prior written consent by any member of the Group to obtain any consents or approvals under Contracts or Permits required in connection with the transaction and (iv) $500,000 for use by the Purchaser in purchasing representation and warranty insurance.

“Acquisition Proposal” shall mean any proposal, inquiry or offer from any Person (other than the Purchaser and the Purchaser’s Representatives) relating to any direct or indirect acquisition or purchase of, or investments in, the Group or any material portion of the assets or equity of the Group, whether by way of merger, consolidation or other business combination with any other Person, purchase or exchange of equity interests, purchase of assets or otherwise.

“Action” shall mean any action, litigation, claim, demand, dispute, complaint, suit, proceeding, arbitration, mediation or investigation by or before any Governmental Authority.

“Additional Filings” shall mean filings pursuant to the EUMR and applicable Competition Laws in the People’s Republic of China, Republic of Korea, Ukraine, Turkey and Taiwan.

“Affiliate” shall mean, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. As used in this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Affiliate Agreement” means any agreement and other binding commitment by which (i) any member of the Group, on the one hand, and the Seller, any Seller Affiliated Person, or any of their respective officers, employees or directors, on the other hand, are parties or (ii) any member of the Group has guaranteed, assumed or is otherwise liable for any obligations or liabilities of Seller or any Seller Affiliated Person or any of their respective officers, employees or directors.

“After-Tax Basis” shall mean that, in determining the amount of the payment necessary to indemnify any Indemnified Party against, or reimburse such Indemnified Party for, Damages, the amount of such Damages shall be reduced by any Tax benefit actually realized as a reduction in cash Taxes paid by the Indemnified Party (in the taxable period during which the Indemnified Party incurs or pays any Damages or during the subsequent two taxable periods) as the result of sustaining such Damages (and that would not have been so realized but for the Indemnified Party sustaining such Damages), and the amount of such payment shall be increased to take into account any net Tax cost actually incurred as an increase in cash Taxes by the recipient thereof (in the taxable period during which the Indemnifying Party makes an indemnification payment or during the subsequent two taxable periods) as a result of the receipt or accrual of the payment (except to the extent the indemnification payment is made to compensate the Indemnified Party for an amount the sustaining, receipt or accrual of which would have resulted in the same Tax benefit or Tax cost to the Indemnified Party); provided, that if a Tax cost or Tax benefit is not realized in the taxable period during which an Indemnifying Party makes an indemnification payment or any Indemnified Party incurs or pays any Damages, respectively, then the parties hereto shall thereafter make payments to one another at the end of each subsequent taxable period (or portion thereof) ending at or prior to the end of the second taxable year following the making of the indemnification payment or the payment of such Damages to reflect the net Tax costs and Tax benefits realized by the Indemnified Party in each such subsequent taxable period (it being agreed and understood that the aggregate Tax benefits paid over under this proviso shall not exceed the indemnification payment made by the Indemnifying Party under Article IX to the Indemnified Party in respect of such Damages).

“Award Plans” shall mean the Firth Rixson (Cyprus) Limited Management Award Plan (Amended and Restated effective as of August 5, 2009) and all award agreements thereunder and the Brozero Limited Management Award Plan (Effective as of December 20, 2007) and all award agreements thereunder.

“Base Amount” shall mean Two Billion Eight Hundred Fifty Million Dollars ($2,850,000,000).

“Benefit Plan” shall mean any pension, profit-sharing, savings, retirement, employment, collective bargaining, consulting, severance, termination, executive compensation, incentive compensation, deferred compensation, bonus, share purchase, share option, phantom stock or other equity-based compensation, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, group insurance, hospitalization, medical, dental, life insurance, Code Section 125 “cafeteria” or “flexible” benefit, employee loan, educational assistance, fringe benefit, or other compensatory or employee benefit plan, program, policy or agreement, including each “employee benefit plan” within the meaning of ERISA, (i) under which any current or former director, officer or employee of, or consultant or independent contractor to, Parent or any of its Subsidiaries (including the members of the Group) has any present or future right or contingent right to benefits and (ii) that is maintained, sponsored or contributed to by any of Parent or any of its Subsidiaries (including the members of the Group) or to which any such entity is party.

“Business Day” shall mean each day that is not a Saturday, Sunday or other day on which banking institutions located in New York, New York or London, England are authorized or obligated by law or executive order to close.

“Capital Expenditures” shall mean the expenditures for the purchase of property, plant and equipment and intangible assets insofar as they relate to capitalized development costs and computer software actually paid by the Group, to the extent such expenditures are recorded as capital expenditures by the Group in the ordinary course of business consistent with past practice, as determined in accordance with the Accounting Principles.

“Capital Expenditures Budget” shall mean the capital expenditures budget of the Group set forth on Section 1.01(b) to the Group Disclosure Letter.

“Capital Stock” shall mean: (i) any shares, interests, participations or other equivalents (however designated) of capital stock or share capital of a corporation or a company, as the case may be; (ii) any ownership interests in a Person other than a corporation or a company, including membership interests, partnership interests and beneficial interests; (iii) any phantom stock, phantom stock rights, stock appreciation rights or stock-based performance units; and (iv) any warrants, options, convertible or exchangeable securities, subscriptions, rights (including any pre-emptive or similar rights), calls or other rights to purchase or acquire any of the foregoing.

“Cash Balance” shall mean all Cash and Cash Equivalents, as determined in accordance with the Accounting Principles.

“Cash and Cash Equivalents” shall mean the sum of the fair market value (expressed in United States Dollars) of (i) all cash and (ii) all cash equivalents (including deposits, marketable securities and short term investments) of the Group determined in accordance with IFRS. Cash and Cash Equivalents shall (x) be reduced by issued but uncleared checks and drafts of the Group and (y) be increased by checks and drafts deposited for the account of the Group, whether or not cleared.

“Closing Cash Consideration” shall mean cash consideration, payable in United States Dollars, in an amount equal to (i) the Base Amount minus (ii) the Indemnity Escrow Amount minus (iii) the Adjustment Escrow Amount minus (iv) the Representative Holdback Amount minus (v) the Closing Stock Consideration Amount minus (vi) the Estimated Acquisition Expenses plus (vii) the amount (if any) by which the Estimated Trade Working Capital exceeds the Target Trade Working Capital minus (viii) the amount (if any) by which the Target Trade Working Capital exceeds the Estimated Trade Working Capital minus (ix) the amount of the Estimated Indebtedness (if any) plus (x) the amount (if any) of the Estimated Cash Balance minus (xi) the amount (if any) by which the Target Capital Expenditures exceeds the Estimated Capital Expenditures and plus (xii) the amount (if any) by which the Estimated Capital Expenditures exceeds the Target Capital Expenditures.

“Closing Repayment Indebtedness” shall mean the aggregate amount of Indebtedness owed by any Group member to any Non-Group Seller Entity that is outstanding as of immediately prior to the Closing.

“Closing Stock Consideration” shall mean a number of Purchaser Shares, rounded up to the nearest whole number, equal to (i) the Closing Stock Consideration Amount divided by (ii) the Purchaser Share Price, subject to adjustment, if applicable, in accordance with Section 6.2 (Purchaser Interim Covenants).

“Closing Stock Consideration Amount” shall mean Five Hundred Million Dollars ($500,000,000).

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Combined Financial Statements” shall mean, for each applicable date or period covered by the Section 4.7(a) Financial Statements, the unaudited combined balance sheet of the Group and the unaudited combined statements of income of the Group for such date or period, as applicable, which are set forth in Section 1.01(c) of the Group Disclosure Letter, and, for each applicable date or period covered by the Periodic Statements, the unaudited combined balance sheet of the Group and the unaudited combined statements of income and cash flows of the Group for such date or period, as applicable.

“Company” shall mean each of the UK Company and the US Company.

“Competition Law” shall mean any Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or lessening of competition, including the HSR Act and the EUMR.

“Confidentiality Agreement” shall mean the Confidentiality Agreement by and between Oak Hill Capital Partners III, L.P. and the Purchaser, dated as of October 29, 2013.

“Contract” shall mean any contract, agreement, lease, license, instrument, note, evidence of indebtedness or other legally binding commitment or undertaking.

“Credit Agreements” shall mean the Senior Credit Agreement and the Mezzanine Credit Agreement.

“Damages” shall mean any damages, losses, liabilities, fines, fees, Taxes, costs and expenses, including reasonable legal fees, costs and expenses related thereto.

“Disclosed Taxes” shall have the meaning previously agreed by the Seller and the Purchaser.

“Earnout Amount” shall have the meaning set forth in the Earnout Agreement.

“Enforceability Exceptions” shall mean: (i) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to or affecting the enforcement of creditors’ rights generally; and (ii) any legal principles of general applicability governing the availability of equitable remedies (whether considered in a proceeding in equity or at law or under applicable legal codes).

“Environmental Laws” shall mean any Laws in effect as of the date hereof relating to pollution or protection of the environment (including ambient air, soil, surface water or groundwater, or subsurface strata), natural resources, endangered or threatened species, human health or safety (as it relates to exposure to Hazardous Substances), including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 121 et seq., the Safe Drinking Water Act, 42 U.S.C. § 300f et seq., the Oil Pollution Act of 1990 and analogous foreign, provincial, state and local Laws.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” shall mean The Bank of New York Mellon.

“Escrowed Cash” shall mean (i) the Escrow Amounts, plus (ii) any interest, gains and other distributions on the Escrow Amounts, minus (iii) any amounts released or paid to the Purchaser or the Seller Representative pursuant to the Escrow Agreement.

“EUMR” shall mean Council Regulation (EC) No 139/2004 as of January 20, 2004 on the control of concentrations between undertakings.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Excluded Incentive Arrangements” shall mean the Award Plans and the Retention Agreements.

“Filing Taxes” shall mean the amount of any Taxes due in respect of any Pre-Closing Taxable Period Return or the Pre-Closing Tax Period portion of any Straddle Period Return, in each case that is required to be filed after the Closing (excluding, for the avoidance of doubt, any Tax Return that is amended, refiled or otherwise modified in accordance with Section 10.1(c) (Tax Returns) or otherwise).

“Financing Sources” means the Persons that at any time commit to provide or otherwise enter into agreements in connection with the Financing, or alternative financings in connection with the transactions contemplated by this Agreement, and any commitment letters, joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto together with their Affiliates, officers, directors, employees and representatives involved in the Financing and their successors and assigns, in each case, other than the Purchaser or any of its Affiliates.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” shall mean: (i) any regional, federal, state, provincial, local, foreign or international government, governmental authority, regulatory authority or administrative agency; (ii) any governmental commission, department, board, bureau, agency or instrumentality; (iii) any court, tribunal, arbitrator, arbitral body (public or private) or self-regulatory organization; or (iv) any political subdivision of any of the foregoing.

“Government Bid” shall mean any quotation, bid or proposal that was submitted by any member of the Group to a Governmental Authority or a prime contractor (or higher tiered subcontractor) within the past year and that, if accepted or awarded, would lead to a Contract directly between any member of the Group and a Governmental Authority or between any member of the Group as a subcontractor (at any tier) in connection with a contract between another Person and a Governmental Authority.

“Government Contract” shall mean all of the following: (i) Contracts between a member of the Group and a Governmental Authority obligating any member of the Group as the seller to directly furnish supplies or services to a Governmental Authority; and (ii) Contracts between any member of the Group as a subcontractor (at any tier) in connection with a Contract between another entity which, to the Knowledge of the Company, furnishes supplies or services to a Governmental Authority.

“Group” shall mean the Companies and their Subsidiaries.

“Group Currency Hedging Arrangements” shall mean any currency obligation swaps, collars, caps, hedges or similar arrangements used by members of the Group in the ordinary course of business consistent with past practice.

“Group Fundamental Representations” shall mean the representations and warranties of the Companies set forth in Section 4.3 (Authorization of Agreement), Section 4.5 (Capitalization) and Section 4.25 (Brokers).

“Group Intellectual Property” shall mean the Owned Intellectual Property and the Licensed Intellectual Property.

“Group IP Agreements” shall mean any licenses of Intellectual Property: (i) from any member of the Group to any third party, excluding licenses to customers and end users granted in the ordinary course of business consistent with past practice; and (ii) to any member of the Group from any third Person, excluding Off-the-Shelf Software Licenses.

“Group Material Adverse Effect” shall mean any event, change, circumstance, condition, occurrence, effect or state of facts that has had or is reasonably likely to have, individually or in the aggregate, a material adverse effect on the assets, properties, business, condition (financial or otherwise) or results of operations of the Group, taken as a whole; provided, however, that none of the following (including any event, change, circumstance, condition, occurrence, effect or state of facts to the extent arising out of the following) shall be deemed, either individually or in the aggregate, to constitute a Group Material Adverse Effect: (i) any general condition or event affecting the industries or markets (including customers) in which any member of the Group conducts operations; (ii) any general economic, capital market, financial, political or regulatory conditions, worldwide or in the countries in which the Group conducts operations; (iii) any occurrence, outbreak, escalation or material worsening of war, armed hostilities, acts of terrorism (including cyber terrorism), or any national or international calamity, crisis or emergency (including natural disasters), or any governmental or other response to any of the foregoing, in each case whether or not involving the countries in which the Group conducts operations; (iv) any event, change, occurrence, effect or state of facts related to or resulting from the Transactions or the announcement or pendency thereof (including any (A) actions by customers, suppliers or competitors, (B) loss of personnel, suppliers or customers, or (C) the delay or cancellation of orders for services and products); (v) any change (or proposed change) in applicable accounting requirements or principles or applicable Laws, after the date of this Agreement; (vi) any action taken (or omitted to be taken) by any member of the Group to the extent expressly required by this Agreement or at the Purchaser’s express written request; (vii) any failure to meet financial projections (but not excluding any of the reasons for or factors contributing to any such failure); (viii) any event, change, occurrence, effect or state of facts to the extent resulting from a material, uncured breach of this Agreement by the Purchaser; and (ix) any event, change, occurrence, effect or state of facts resulting from the identity of the Purchaser or its Affiliates; provided, further, that any event, change, occurrence, effect or state of facts set forth in clauses (i), (ii) and (iii) above may be taken into account in determining whether there is or has been a Group Material Adverse Effect to the extent (but only to the extent) that such event, change, occurrence, effect or state of fact has had or is reasonably likely to have, individually or in the aggregate, a disproportionately adverse effect on the Group, taken as a whole, compared to other similarly situated companies in the industries in which the Group operates.

“Hazardous Substance” shall mean any substance, waste, liquid or gaseous or solid matter which is or is deemed to be hazardous, hazardous waste, solid or liquid waste, toxic, a pollutant, a deleterious substance, a contaminant or a source of pollution or contamination, in each case regulated by any Environmental Laws.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“HSR Filing” shall mean the filing of a Notification and Report Form under the HSR Act with respect to the Transactions.

“IFRS” shall mean International Financial Reporting Standards as adopted by the European Union, consistently applied.

“Indebtedness” shall mean, without duplication: (i) any obligations of any member of the Group for borrowed money, whether current, short-term or long-term, secured or unsecured, including the principal, interest and fees owing under the Credit Agreements and any Closing Repayment Indebtedness; (ii) any obligations of any member of the Group evidenced by bonds, notes or debentures; (iii) any obligations of any member of the Group under conditional sale, title retention or similar agreements or arrangements creating an obligation with respect to the deferred purchase price of property, securities or other assets (including “earn-out” payments); (iv) any net obligations of any member of the Group in respect of swaps, collars, caps, hedges or similar arrangements; (v) all capitalized lease obligations of any member of the Group; (vi) obligations of any member of the Group in respect of letters of credit or bank guarantees, to the extent drawn; (vii) any accrued interest, fees, premiums, penalties and other obligations relating to the foregoing payable in connection with the repayment thereof on or prior to the Closing Date; and (viii) without duplication, (A) any indebtedness or obligations of another Person (the “Other Person”) of the type referred to in the foregoing clauses (i) through (viii) that is guaranteed by any member of the Group, (B) in respect of which any member of the Group pledges its assets or provides any other credit support or (C) in respect of which any member of the Group has promised to maintain or cause to be maintained the financial position or financial covenants of such Other Person or to purchase such indebtedness or other obligations of such other Person; provided, however, that “Indebtedness” shall not be deemed to include any of the following: (A) any intercompany Indebtedness owing by one member of the Group to another member of the Group (including the FRACE Intercompany Debt), (B) any operating leases and up to $3,500,000 of capitalized (i.e., finance) leases existing on the date hereof, (C) any Group Currency Hedging Arrangement or other swaps, collars, caps, hedges or similar arrangements in respect of commercial operational risk entered into in the ordinary course of business consistent with past practice (including any such commodity(ies) hedges) (other than any interest rate swaps, collars, caps, hedges or similar arrangements, which shall constitute “Indebtedness”), (D) the UK Pension Obligations, (E) the US Pension Obligations, (F) any undrawn standby letters of credit and (G) the Specified Swaps.

“Independent Auditor” shall mean Ernst & Young LLP.

“Intellectual Property” shall mean any of the following, as they exist anywhere in the world, whether registered or unregistered: (i) patents, patentable inventions and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations and interferences thereof); (ii) trademarks, service marks, trade dress, trade names, taglines, brand names, logos and corporate names and all goodwill related thereto; (iii) copyrights, mask works and designs; (iv) trade secrets, know-how, inventions, processes, procedures, databases, confidential business information and other proprietary information and rights (collectively “Trade Secrets”); (v) computer software programs, including all source code, object code, specifications, designs and documentation related thereto; and (vi) domain names and Internet addresses.

“Investor Representation Letter” shall mean an investor representation letter in the form attached to this Agreement as Exhibit D.

“Knowledge” shall mean, when used in reference to the Companies, the actual knowledge (after reasonable inquiry of direct reports) of David Mortimer, Peter Bland, Chris Seymour, Jeff Yaker, Chris Bohlmann and Brian McKenzie.

“Law” shall mean any law, statute, ordinance, code, regulation, statutory guidance, rule or other legal requirement issued or promulgated by any Governmental Authority.

“Leased Real Property” shall mean any Real Property which is (i) used or occupied by any member of the Group or (ii) leased, subleased or licensed to any member of the Group.

“Licensed Intellectual Property” shall mean any Intellectual Property that any member of the Group is licensed to use pursuant to the Group IP Agreements.

“Lien” shall mean any lien, mortgage, deed of trust, hypothecation, pledge, security interest, license, charge, option, encumbrance or other similar restriction or limitation.

“Mezzanine Credit Agreement” shall mean the Mezzanine Facilities Agreement, dated as of December 17, 2007, as amended on December 19, 2007, December 20, 2007, December 19, 2008 and as restated on August 6, 2009 and November 7, 2011 and as amended and restated on December 7, 2012, among the UK Company and FR Merger Corporation (US), Inc., as borrowers, FR Acquisition Holding Corporation (Luxembourg), S.à.r.l., as parent, the original guarantor parties thereto, Intermediate Capital Group plc, as the mezzanine facility agent, Lloyds TSB Bank plc, as the security agent, and the other parties party thereto, as amended, supplemented or otherwise modified from time to time.

“New Material Group Contract” shall mean any Contract that would be a Material Group Contract if such Contract were in effect on the date hereof, excluding any New Significant Customer Contract, with appropriate adjustments to dates used in the definition of “Material Group Contract” mutatis mutandis.

“New Significant Customer Contract” shall mean (i) any Contract currently contemplated by the Group as of the date hereof to be entered into by any member of the Group following the date of this Agreement that is expected to involve individual or aggregate payments or consideration of more than $18,500,000 in any 12-month period and (ii) any new Contract not currently contemplated by the Group as of the date hereof entered into by any member of the Group following the date of this Agreement that is expected to involve individual or aggregate payments or consideration of more than $1,000,000 in any 12-month period, in each case for goods and services furnished by such member of the Group.

“Non-Group Seller Entities” means Parent and all Subsidiaries of Parent that are not members of the Group.

“Non-Resident Capital Gain Taxes” shall mean any Taxes imposed as a result of a direct or indirect sale of Shares by a non-resident of the taxing jurisdiction (whether imposed by withholding or otherwise and whether calculated by reference to transfer price, net gain or otherwise), but, for the avoidance of doubt, shall exclude Specified Taxes.

“NYSE” shall mean the New York Stock Exchange.

“Off-the-Shelf Software Licenses” shall mean any licenses for software that is generally commercially available on a non-exclusive basis on standard terms.

“Option” shall mean an option to purchase the ordinary shares of Parent granted pursuant to the Award Plans.

“Optionholders” shall mean the holders of outstanding and unexercised Options as of immediately prior to the Closing.

“Order” shall mean any order, decision, judgment, writ, injunction, decree, award or other determination of any Governmental Authority.

“Organizational Documents” shall mean, with respect to any Person that is not a natural person, such Person’s charter, certificate or articles of incorporation or formation, bylaws, memorandum and articles of association, operating agreement, limited liability company agreement, partnership agreement, limited partnership agreement, limited liability partnership agreement, or other constituent or organizational documents of such Person.

“Owned Intellectual Property” shall mean any Intellectual Property owned by any member of the Group.

“Owned Real Property” shall mean any Real Property that is owned by any member of the Group.

“Parent” shall mean Firth Rixson (Cyprus) Limited, a private company limited by shares incorporated under the laws of the Republic of Cyprus.

“Parent Securityholder” shall mean the Parent Shareholders and Optionholders.

“Parent Shareholder” shall mean the holders of Ordinary Shares of the Parent.

“Pension Credit Support Agreement” shall mean the Credit Support Agreement, dated April 29, 2008, between FR Acquisition Finance Subco (Luxembourg), S. A.R. L., as credit support provider, and Firth Rixson Limited, as beneficiary.

“Permit” shall mean any permit, license, franchise or authorization of any Governmental Authority.

“Permitted Liens” shall mean: (i) Liens relating to purchase money security interests entered into in the ordinary course of business for amounts that are not overdue; (ii) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carrier’s and other similar Liens

(including Liens created by operation of Law) incurred in the ordinary course of business for amounts that are not overdue or which are being contested in good faith and for which adequate reserves are maintained on the financial statements of the Companies in accordance with IFRS; (iii) easements, restrictive covenants, rights of way and other similar Liens; (iv) Liens for Taxes (and assessments and other governmental charges) and any supplemental Taxes or assessments not shown by the public records, in each case, not yet due and payable or due but not delinquent or which are being contested in good faith, in each case, for which adequate reserves are maintained on the financial statements of the Companies in accordance with IFRS; (v) title to any portion of the premises lying within the right of way or boundary of any public road or private road; (vi) rights of parties in possession under leases, subleases or licenses disclosed in Section 4.14(d) of the Group Disclosure Letter; (vii) Liens reasonably apparent from disclosure on title reports or surveys which have been delivered to the Purchaser; (viii) municipal bylaws, and zoning, building, planning or other similar governmental restrictions and ordinances; (ix) in the case of Leased Real Property, any Lien to which the fee interest underlying the leased premises is subject; (x) Liens in respect of pledges or deposits under workers’ compensation Laws or similar legislation, unemployment insurance or other types of social security or to secure Government Contracts and similar obligations; (xi) landlord’s Liens arising under Real Property Leases, (xii) non-exclusive licenses of Intellectual Property in the ordinary course of business and (xiii) other immaterial Liens, defects, irregularities or other imperfections of title; provided, that none the matters described in the foregoing subclauses (iii), (v), (vi) and (xiii) individually or in the aggregate (A) secures obligations for borrowed money or (B) has a material adverse effect on the value or use or operation of the affected asset, each as currently used or operated.

“Permitted Transferees” shall mean (i) any Parent Securityholder or any direct or indirect equityholder of any Parent Securityholder who executes and delivers to the Purchaser an Investor Representation Letter; provided, however, that if any such Person is not an Accredited Investor, such Person shall be a Permitted Transferee only if the Purchaser determines, acting reasonably and in good faith, that the applicable transfer or issuance to such Person is either registered under the Securities Act or exempt from the registration requirements thereof and is not reasonably likely to cause the issuance of Purchaser Shares pursuant to Section 2.7(b) (Transactions to be Effected at Closing) to require registration under the Securities Act.

“Person” shall mean any individual or entity, including a partnership, a limited partnership, a limited liability partnership, a company, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Authority.

“PIK Notes” shall mean, collectively, the 2018 PIK Notes and the 2019 PIK Notes.

“Post-Closing Tax Period” shall mean any taxable period (or portion thereof) beginning after the Closing Date.

“Post-Closing Taxes” shall mean any and all Taxes of or imposed on any member of the Group other than amounts for which a Purchaser Indemnified Party is indemnified pursuant to Section 9.1(a) (Seller Indemnity) and, for the avoidance of doubt, other than any Seller Taxes, Specified Taxes and Conveyance Taxes.

“Pre-Closing Taxable Period Return” shall mean any Tax Return that is required to be filed by or with respect to any member of the Group for any taxable period ending on or before the Closing Date.

“Pre-Closing Tax Period” shall mean any taxable period (or portion thereof) ending on or before the Closing Date.

“Public International Organization” shall have the meaning given to such term in the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq.

“Purchaser Common Stock” shall mean the common stock, par value $1.00 per share, of the Purchaser.

“Purchaser Fundamental Representations” shall mean the representations and warranties of the Purchaser set forth in Section 5.2 (Authorization of Agreement), Section 5.4 (Capitalization), Section 5.5 (Purchaser Shares), Section 5.10 (No Shareholder Approval) and Section 5.11 (Brokers).

“Purchaser Group Liabilities” shall mean any claim, cause of action or Action by any Person arising before, on or after the Closing Date against any Seller Indemnified Party with respect to (i) any Damages arising as a result of Environmental Laws, Hazardous Substances, or other environmental matters to the extent relating to the Group (including Purchaser’s or any of its Affiliate’s actions with respect to the Group subsequent to the Closing Date) and for which, under applicable Law, any Seller Indemnified Party could be held liable in connection with its prior ownership or operation of the Group’s business, (ii) any Damages arising as a result of Benefit Plans (including any US Pension Obligations and UK Pension Obligations) other than any Benefit Plans that are Excluded Incentive Arrangements to the extent relating to the Group (including Purchaser’s or any of its Affiliate’s actions with respect to the Group subsequent to the Closing Date) and for which, under applicable Law, any Seller Indemnified Party could be held liable in connection with its prior ownership or operation of the Group’s business and (iii) Post-Closing Taxes, Conveyance Taxes for which the Purchaser is liable under Section 10.6 (Conveyance Taxes) and one half of any Specified Taxes, except, with respect to clauses (i) and (ii) only, (x) to the extent arising out of, relating to or resulting from any breach of any covenant or agreement of the Seller or any Company set forth in this Agreement or (y) for any claims or breaches of representations or warranties with respect to which Seller is obligated to indemnify the Purchaser Indemnified Parties under this Agreement.

“Purchaser Material Adverse Effect” shall mean any event, change, circumstance, condition, occurrence, effect or state of facts that has had or is reasonably likely to have, individually or in the aggregate, a material adverse effect on the assets, business, condition (financial or otherwise) or results of operations of the Purchaser and its Subsidiaries, taken as a whole; provided, however, that none of the following (including any event, change, circumstance, condition, occurrence, effect or state of facts to the extent arising out of or related to the following) shall be deemed, either individually or in the aggregate, to constitute a Purchaser Material Adverse Effect: (i) any general condition or event affecting the industries or markets (including customers) in which the Purchaser or any of its Subsidiaries conducts operations; (ii) any general economic, capital market, financial, political or regulatory conditions, worldwide or in the countries in which the Purchaser or any of its Subsidiaries conducts operations; (iii) any occurrence, outbreak, escalation or material worsening of war, armed hostilities, acts of terrorism (including cyber terrorism), or any national or international calamity, crisis or emergency (including natural disasters), or any governmental or other response to any of the foregoing, in each case whether or not involving the countries in which the Purchaser conducts operations; (iv) any event, change, occurrence, effect or state of facts related to or resulting from the Transactions or the announcement or pendency thereof (including any (A) actions by customers, suppliers or competitors, (B) loss of personnel, suppliers or customers, or (C) the delay or cancellation of orders for services and products); (v) any change (or proposed change) in applicable accounting requirements or principles or applicable Laws, after the date of this Agreement; (vi) any action taken (or omitted to be taken) by the Purchaser to the extent expressly required by this Agreement or at the Seller’s express written request; (vii) any failure to meet financial projections (but not excluding any of the reasons for or factors contributing to any such failure); (viii) any event, change, occurrence, effect or state of facts resulting from a material, uncured breach of this Agreement by the Seller, the Seller Representative or the Companies; and (ix) any event, change, occurrence, effect or state of facts resulting from the identity of the Seller or its Affiliates; provided, further, that any event, change, occurrence, effect or state of facts set forth in clauses (i), (ii) and (iii) above may be taken into account in determining whether there is or has been a Purchaser Material Adverse Effect to the extent (but only to the extent) that such event, change, occurrence, effect or state of fact has had or is reasonably likely to have, individually or in the aggregate, a disproportionately adverse effect on the Purchaser and its subsidiaries, taken as a whole, compared to other similarly situated companies in the industries in which the Purchaser or its Subsidiaries operates.

“Purchaser Share Price” means $13.69.

“Purchaser Shares” means shares of Purchaser Common Stock issued by the Purchaser pursuant to this Agreement.

“Real Property” shall mean any lands, buildings, structures and other improvements, together with all fixtures attached or appurtenant to the foregoing, and all easements, covenants, hereditaments and appurtenances that benefit the foregoing.

“Real Property Leases” shall mean any leases, subleases and licenses (including any amendments, renewals and guarantees relating thereto) relating to Real Property under which any member of the Group is a tenant, licensee or subtenant.

“Reconciliation Statements” shall mean the reconciliation statements with respect to the Section 4.7(a) Financial Statements and the reconciliation statements with respect to the Periodic Statements setting forth, for each applicable date or period, a reconciliation of the total assets, total liabilities, shareholder funds, EBITDA and profit retained in the Combined Financial Statements to the corresponding amounts in the Section 4.7(a) Financial Statements or the Periodic Statements, as applicable.

“Representative Holdback Amount” shall mean an amount in cash equal to Five Million Dollars ($5,000,000).

“Representatives” shall mean, with respect to any Person, such Person’s directors, officers, employees, financial advisors, attorneys, accountants, consultants, agents and other representatives.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended.

“SEC” shall mean the Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seller Affiliated Person” means Seller, any Parent Securityholder, any Affiliate of Seller or of any Parent Securityholder (other than members of the Group) or any trustee or nominee acting on behalf of any of the foregoing.

“Seller Fundamental Representations” shall mean the representations and warranties of the Seller set forth in Section 3.2 (Authorization of Agreement), Section 3.4 (Title to Shares) and Section 3.7 (Brokers).

“Seller Material Adverse Effect” shall mean in respect of the Seller, any event, change, occurrence, effect or state of facts that has had or is reasonably likely to have, individually or in the aggregate, a material adverse effect on the ability of the Seller to consummate the Transactions or perform its obligations under the Transaction Documents.

“Seller Representative” shall mean, collectively, Oak Hill Capital Partners III, L.P., a Delaware limited partnership, and Oak Hill Capital Management Partners III, L.P., a Delaware limited partnership, solely in their capacity as the representatives, agents, proxies and attorneys-in-fact for Seller for all purposes under this Agreement pursuant to Section 12.13 (Seller Representative).

“Seller Taxes” shall mean any and all (i) Taxes of or imposed on Seller or any direct or indirect owner of Seller for any taxable period (including any such Taxes required to be withheld and remitted by any member of the Group or Purchaser or any of its Affiliates or otherwise required to be paid by any member of the Group or Purchaser or any of its Affiliates on behalf of Seller or any direct or indirect owner of Seller), (ii) Non-Resident Capital Gain Taxes of Seller or any direct or indirect owner of Seller, and (iii) reasonable fees and expenses, including reasonable legal or accounting fees and expenses, attributable to any item in clauses (i) or (ii), but, for the avoidance of doubt, shall exclude any Specified Taxes.

“Senior Credit Agreement” shall mean the Senior Facilities Agreement, dated as of December 17, 2007, as amended on December 19, 2007, December 20, 2007 and December 19, 2008, and restated on August 6, 2009 and November 7, 2011 and as amended and restated on December 7, 2012, among, the UK Company and FR Merger Corporation (US), Inc., as borrowers, FR Acquisition Holding Corporation (Luxembourg), S.à.r.l., as parent, the original guarantor parties thereto, Deutsche Bank AG New York Branch, as the facility agent, Lloyds TSB Bank plc, as the security agent, and the other parties party thereto, as amended, supplemented or otherwise modified from time to time.

“Specified Swaps” shall mean those certain swap Contracts previously agreed by the Seller and the Purchaser.

“Specified Taxes” shall have the meaning previously agreed by the Seller and the Purchaser.

“Straddle Period Return” shall mean any Tax Return required to be filed by or with respect to any member of the Group for any Straddle Period.

“Subsidiary” shall mean, with respect to any Person, any corporation, company, partnership, limited liability company, association or other business entity of which (i) if a corporation or company, a majority of the total voting power of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, limited liability company, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person or Persons shall be allocated a majority of partnership, limited liability company, association or other business entity gains or losses or shall be or control the managing director or general partner of such partnership, limited liability company, association or other business entity.

“Target Capital Expenditures” shall mean the amount of Capital Expenditures to be spent during the period from March 30, 2014 until the Closing Date, as determined in accordance with the Capital Expenditure Budget; provided, that with respect to the fiscal month in which the Closing Date occurs, the amount of Capital Expenditures for such fiscal month set forth in the Capital Expenditure Budget shall be prorated based on the number of days in such fiscal month occurring prior to the Closing Date.

“Target Trade Working Capital” shall mean $263,000,000.

“Tax Representations” shall mean the representations and warranties of the Companies set forth in Section 4.13 (Taxes).

“Tax Returns” shall mean any returns, reports, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements supplied or required to be supplied to a Governmental Authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

“Taxes” shall mean: (i) any federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto), including (A) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (B) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), unemployment compensation, utility, severance, production, excise, stamp, escheat, occupation, premium, windfall profits, transfer and gains taxes, and customs duties; (ii) any liability for the payment of any items described in clause (i) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary, group relief, aggregate or other group for Tax purposes (or being included (or being required to be included) in any Tax Return related to such group); and (iii) any liability for the payment of any amounts as a result of any express or implied obligation to indemnify any other person, or any successor or transferee liability, in respect of any items described in clause (i) or (ii) above.

“Trade Working Capital” shall mean inventory (net of inventory provisions) plus trade receivables (net of trade receivables provisions) less trade payables, in each case, as determined in accordance with the Accounting Principles.

“Transaction Documents” shall mean this Agreement, the Escrow Agreement, the Earnout Agreement, the Registration Rights Agreement and the other ancillary agreements, including any schedules and exhibits thereto, and documents and certificates pursuant to such agreements, including any waivers and amendments to such agreements, documents and certificates.

“Transactions” shall mean the sale of the Shares, the issuance of the Purchaser Shares and the other transactions contemplated by this Agreement and the other Transaction Documents.

“Treasury Regulations” shall mean the Treasury regulations promulgated under the Code.

“UK Defined Benefit Pension Plan” shall mean the Firth Rixson Retirement Benefit Plan (which is currently governed by a Definitive Trust Deed dated 30 March 2006).

“UK Pension Obligations” shall mean whether actual, prospective or contingent and whether incurred pursuant to any Law or Contract or otherwise, any obligation of any member of the Group to make payments or guarantee any payments to or in respect of any Benefit Plan (including the UK Defined Benefit Pension Plan) which provides benefits on retirement, which is principally administered in the United Kingdom and which is not a money purchase scheme within the meaning of s.181 of the Pensions Schemes Act 1993.

“US Defined Benefit Pension Plan” shall mean the Retirement Plan for Employees of JFB Firth Rixson, Inc.

“US Group Plan” shall mean any Benefit Plan other than a Foreign Group Plan.

“US Pension Obligations” shall mean whether actual, prospective or contingent and whether incurred pursuant to any Law or Contract or otherwise, any obligation of any member of the Group to make payments or guarantee any payments to or in respect of the US Defined Benefit Pension Plan.

(b) Each capitalized term listed below is defined in the corresponding reference in this Agreement:

Term	Section
Actual Acquisition Expenses	2.8(e)
Actual Capital Expenditures	2.8(e)
Actual Cash Balance	2.8(e)
Actual Indebtedness	2.8(e)
Actual Trade Working Capital	2.8(e)
Adjustment Escrow Account	2.4(a)
Adjustment Escrow Amount	2.4(a)
Agreement	Preamble
Anticorruption Laws	4.22
Cap	9.4(c)
Charges	12.13(d)
Claim Amount	9.3(a)
Claim Notice	9.3(a)
Closing	2.2
Closing Date	2.2
Collateral Source	9.5(a)
Companies	Preamble
Confidential Information	7.10(b)
Consideration	2.3
Conveyance Taxes	10.6
Deductible	9.4(b)
Earnout Agreement	2.5
Employees	7.7(a)
Escrow Accounts	2.4(a)
Escrow Agreement	2.4(a)
Escrow Amounts	2.4(a)
Estimated Acquisition Expenses	2.6
Estimated Capital Expenditures	2.6
Estimated Cash Balance	2.6
Estimated Indebtedness	2.6
Estimated Trade Working Capital	2.6
Final Acquisition Expenses	2.8(a)
Final Capital Expenditures	2.8(a)
Final Cash Balance	2.8(a)
Final Indebtedness	2.8(a)
Final Trade Working Capital	2.8(a)
Financing	7.9(a)
Foreign Group Plan	4.12(j)
FRACE Intercompany Debt	2.7(c)
FRACE Intercompany Debt Repayment	2.7(c)
FRAHCL	4.7(a)
FRAHCL Balance Sheet	4.7(a)
Group Disclosure Letter	IV
Group Indemnified Parties	7.6(a)
Group Indemnified Party	7.6(a)

Term	Section
Group Insurance Policies	4.20
Indemnified Party	9.2(a)
Indemnifying Party	9.2(a)
Indemnity Escrow Account	2.4(a)
Indemnity Escrow Amount	2.4(a)
Material Customers	4.17(a)
Material Group Contract	4.16(a)
Material Software	4.15(f)
Material Suppliers	4.17(a)
Non-Group Seller Entity Guarantees	7.17(a)
Non-Group Seller Entity LofCs	7.17(a)
Objection Notice	2.8(b)
OFAC Laws	4.24
Official Party	4.22
Other Person	1.1(a)
Outside Date	11.1(e)
Payoff Amount	7.9(c)
Periodic Statements	7.18
Payoff Letter	7.9(c)
Post-Closing Statement	2.8(a)
Post-Signing Returns	10.3
Pre-Closing Statement	2.6
Prepaid Taxes Amount	4.13(b)
Pre-Closing Period	6.1(a)
Purchaser	Preamble
Purchaser Disclosure Letter	V
Purchaser Indemnified Parties	9.1(a)
Purchaser Indemnified Party	9.1(a)
Purchaser Material Adverse Effect	9.1(b)
Purchaser SEC Documents	5.7(a)
Registered Owned Intellectual Property	4.15(a)
Registration Rights Agreement	7.13
Release Date	9.4(a)(i)
Retention Agreements	4.12(h)
Satisfaction and Discharge Amount	7.9(c)
Section 4.7(a) Financial Statements	4.7(a)
Seller	Preamble
Seller Control Notice	10.2(b)
Seller Disclosure Letter	III
Seller Indemnified Parties	9.1(b)
Seller Indemnified Party	9.1(b)
Seller Response Date	2.8(b)
Seller Tax Deductions	10.3(ii)
Senior Managers	7.14
September 2013 and March 2014 Combined Financial Statements	4.7(a)

Term	Section
Shares	Recitals
Straddle Period	10.1(d)
Tax Contest	10.2(a)
Tax Sharing Agreements	10.3
Third Party Claim	9.2(a)
Third Party Claim Notice	9.2(a)
Trade Secrets	1.1(a)
Transfer	7.12
UK Company	Preamble
UK Purchaser	Preamble
UK Shares	Recitals
US Company	Preamble
US Shares	Recitals

ARTICLE II

PURCHASE AND SALE OF THE SHARES

Section 2.1 Purchase and Sale of the Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, in exchange for the Consideration, (a) the Seller shall sell, transfer and deliver to the Purchaser, free and clear of any Liens, and the Purchaser shall purchase and acquire from the Seller, all of the US Shares and (b) the Seller shall sell, transfer and deliver to the UK Purchaser, free and clear of any Liens, and the UK Purchaser shall purchase and acquire from the Seller, all of the UK Shares.

Section 2.2 Closing; Closing Date. The closing of the sale and purchase of the Shares (the “Closing”) shall take place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019-6064, at 10:00 a.m. local time, on the later of (a) the fifth Business Day after the date that all of the conditions to the Closing set forth in Article VIII (other than those conditions which, by their terms, are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions on the Closing Date) shall have been satisfied or waived by the party entitled to waive the same or (b) the third Business Day after the date of the Seller’s delivery of the Pre-Closing Statement to the Purchaser, or at such other time, place and date that the Seller and the Purchaser may agree in writing. The date upon which the Closing occurs is referred to as the “Closing Date.”

Section 2.3 Shares Consideration. In exchange for the sale and delivery of the Shares in accordance with Section 2.1 (Purchase and Sale of the Shares), the Seller shall have the right to receive the following (collectively, as adjusted and finally determined in accordance with Section 2.8 (Post-Closing Adjustment), the “Consideration”): (a) the Closing Cash Consideration, as adjusted and finally determined in accordance with Section 2.8 (Post-Closing Adjustment), (b) the Closing Stock Consideration, (c) any portion of the Escrow Amounts that are ultimately released to the Seller pursuant to and in accordance with the terms of this Agreement and the Escrow Agreement, as applicable, and (d) any portion of the Earnout Amount(s) that are ultimately paid to the Seller pursuant to and in accordance with the terms of this Agreement and the Earnout Agreement.

Section 2.4 Escrow.

(a) Prior to the Closing, the Seller Representative and the Purchaser shall enter into an Escrow Agreement with the Escrow Agent substantially in the form attached hereto as Exhibit A, subject to any changes as may be required by the Escrow Agent and as shall be reasonably acceptable to the Purchaser and the Seller Representative (the “Escrow Agreement”). At the Closing, (i) the Purchaser shall deposit Ten Million United States Dollars ($10,000,000) (the “Indemnity Escrow Amount”) with the Escrow Agent in accordance with Section 2.7 (Transactions to Be Effected at Closing) to be held in an escrow account by the Escrow Agent for the purpose of securing the indemnification obligations of the Seller set forth in Article IX (the “Indemnity Escrow Account”) and (ii) the Purchaser shall deposit Seventy-Five Million United States Dollars ($75,000,000) (the “Adjustment Escrow Amount” and, together with the Indemnity Escrow Amount, the “Escrow Amounts”) with the Escrow Agent in accordance with Section 2.7 (Transactions to Be Effected at Closing) to be held in an escrow account by the Escrow Agent for the purpose of securing the payment obligations of the Seller Representative (if any) with respect to any post-closing adjustments as set forth in Section 2.8 (Post-Closing Adjustment) (the “Adjustment Escrow Account” and, together with the Indemnity Escrow Account, the “Escrow Accounts”). The Escrowed Cash shall be held by the Escrow Agent pursuant to the terms of the Escrow Agreement. The Escrowed Cash shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party, and shall be held and disbursed solely for the purposes and in accordance with the terms of this Agreement and the Escrow Agreement.

(b) Except as otherwise provided in this Agreement and the Escrow Agreement, the Escrowed Cash with respect to the Indemnity Escrow Account (other than any amounts in respect of the Indemnity Escrow Account to be distributed to the Purchaser pursuant to Section 2.4(c)) shall be released to the Seller on the first anniversary of the Closing Date, and in accordance with the terms of the Escrow Agreement. Except as otherwise provided in this Agreement and the Escrow Agreement, the Escrowed Cash with respect to the Adjustment Escrow Account (other than any amounts in respect of the Adjustment Escrow Account to be distributed to the Purchaser pursuant to Section 2.4(c)) shall be released to the Seller in accordance with Section 2.8 (Post-Closing Adjustment), and in accordance with the terms of the Escrow Agreement.

(c) The parties hereto agree that, for Tax reporting purposes, the Purchaser shall be deemed to be the owner of the Escrowed Cash, as reduced from time to time by the amount of funds distributed from the Escrow Accounts in accordance with this Agreement and the Escrow Agreement, and that all interest on or other taxable income, if any, earned from the investment of the Escrowed Cash pursuant to this Agreement shall be treated for Tax purposes as earned by the Purchaser until the Escrowed Cash is distributed in accordance with this Agreement and the Escrow Agreement. The parties hereto agree that an amount equal to 40% of any and all interest, gains and other distributions and income earned on the Escrow Accounts shall be solely for the account of the Purchaser (and all such amounts shall be distributed to Purchaser from the Escrow Accounts in accordance with the Escrow Agreement).

Section 2.5 Earnout. Concurrently with the execution and delivery of this agreement, the Seller, the Seller Representative and the Purchaser are entering into an Earnout Agreement attached hereto as Exhibit B (the “Earnout Agreement”) pursuant to which the Seller shall be eligible to receive, as additional consideration in exchange for the sale and delivery of its Shares certain Earnout Amount(s) from the Purchaser, in accordance with, and subject to the terms and conditions of, the Earnout Agreement.

Section 2.6 Pre-Closing Statement. As soon as practicable after the date that all of the conditions to the Closing set forth in Article VIII (other than those conditions which, by their terms, are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions on the Closing Date) shall have been satisfied or waived by the party entitled to waive the same, but in no event more than seven (7) days after such date nor less than three (3) Business Days prior to the Closing, the Companies shall prepare and deliver to the Purchaser a certificate (the “Pre-Closing Statement”) signed by the Chief Financial Officer of each Company setting forth their good faith estimate of (a) the FRACE Intercompany Debt and the Closing Repayment Indebtedness, (b) the Acquisition Expenses (the “Estimated Acquisition Expenses”), (c) the Trade Working Capital of the Group as of immediately prior to Closing (the “Estimated Trade Working Capital”), (d) the Indebtedness of the Group as of immediately prior to Closing (the “Estimated Indebtedness”), (e) the Cash Balance of the Group as of immediately prior to the Closing (the “Estimated Cash Balance”), and (f) the Capital Expenditures of the Group estimated to have been spent during the period from March 30, 2014 until the Closing, including a table listing out the amounts of capital expenditures in a format consistent with the Capital Expenditure Budget (the “Estimated Capital Expenditures”), in each case, including a schedule setting forth the components thereof and together with reasonable supporting detail. For purposes of Section 2.6(b), all Estimated Acquisition Expenses that are not in United States Dollars shall be converted to United States Dollars using the exchange rate as of the close of business on the date that is immediately prior to the date of delivery of the Pre-Closing Statement. For purposes of Section 2.6(d) and (e), all Estimated Indebtedness and the Estimated Cash Balance not in United States Dollars shall be converted to United States Dollars using the exchange rate as of the close of business on the date that is immediately prior to the date of delivery of the Pre-Closing Statement. For purposes of Section 2.6(f), all Capital Expenditures during a particular month that are in Pounds Sterling shall be converted to United States Dollars using the exchange rate set forth for the corresponding month on the Capital Expenditure Budget. The Seller and the Companies shall consider in good faith any comments by the Purchaser on such certificate. The certificate delivered pursuant to this Section 2.6, and updated to reflect any Purchaser comments as the Companies shall determine in good faith are applicable, shall be conclusive for determining the payments to be made at the Closing, absent manifest error. If, for any reason, the Closing Date is postponed, then the foregoing obligations shall again apply with respect to such postponed Closing Date.

Section 2.7 Transactions to Be Effected at Closing. At the Closing, the following transactions shall be effected by the parties:

(a) the Purchaser shall pay, or cause to be paid, to the Seller or the Seller’s designee(s) by wire transfer of immediately available funds to one or more bank accounts designated in writing by the Seller (such designation to be made at least three Business Days prior to the Closing Date), the Closing Cash Consideration;

(b) the Purchaser shall issue or transfer, or cause to be issued or transferred, to the Seller or one or more Permitted Transferees pursuant to Section 2.3 (Shares; Consideration) the number of Purchaser Shares payable as the Closing Stock Consideration pursuant to the terms hereof, which may be represented by one or more certificates or may be uncertificated, at the Purchaser’s election;

(c) the Purchaser shall cause to be paid, (i) to the UK Company in satisfaction of the intercompany indebtedness owing from the US Company and/or its Subsidiaries, on the one hand, to the UK Company and/or its Subsidiaries, on the other hand (the “FRACE Intercompany Debt”), the aggregate principal amount of such debt together with all accrued and unpaid interest thereon (such amount, the “FRACE Intercompany Debt Repayment”), and the UK Company shall apply the FRACE Intercompany Debt Repayment upon receipt to the repayment of the Senior Credit Agreement and Mezzanine Credit Agreement, as instructed by the Purchaser, (ii) to the account of the applicable administrative agent under each of the Senior Credit Agreement and Mezzanine Credit Agreement, the applicable Payoff Amount specified in the applicable Payoff Letter (which repayment shall be made to the applicable account specified in the certificate described in Section 2.6 (Pre-Closing Statement)) (but which amount paid by the Purchaser pursuant to this clause (ii) shall be reduced by the amount of the FRACE Intercompany Debt Repayment), and (iii) to the applicable account specified in the certificate described in Section 2.6 (Pre-Closing Statement), without duplication, any other Closing Repayment Indebtedness, in each case, on behalf of the relevant members of the Group (provided that in no event shall the amount of Closing Repayment Indebtedness be such that it would result in the Closing Cash Consideration being a negative number);

(d) the Seller Representative shall cause the obligors under the PIK Notes to (i) deliver on the Closing Date notices of redemption in respect of all such outstanding notes, in accordance with the terms thereof, for a redemption date as soon as is possible pursuant to the terms of such notes and (ii) discharge the PIK Notes by paying to the holders of the PIK Notes the applicable Satisfaction and Discharge Amounts. The Seller Representative shall deliver to the Purchaser evidence reasonably satisfactory to the Purchaser of the making of such payments;

(e) the Seller Representative shall repay, or cause to be repaid, any outstanding loan, advance or investment by any member of the Group to or in the Parent or any Affiliate thereof (other than any member of the Group);

(f) the Purchaser shall pay, or cause to be paid, to the Escrow Agent, (i) for deposit in the Adjustment Escrow Account, the Adjustment Escrow Amount and (ii) for deposit in the Indemnity Escrow Account, the Indemnity Escrow Amount;

(g) the Purchaser shall deposit, or cause to be deposited, by wire transfer of immediately available funds to a bank account designated in writing by the Seller Representative (such designation to be made at least two Business Days prior to the Closing Date), the Representative Holdback Amount with the Seller Representative. The Representative Holdback Amount will be used to pay costs, fees and expenses incurred by or for the benefit of the Seller on or after the Closing Date and shall be paid or distributed at the direction of the Seller Representative in accordance with Section 12.13 (Seller Representative);

(h) the Purchaser shall pay, or cause to be paid, the Estimated Acquisition Expenses on behalf of the members of the Group, to the extent not previously paid;

(i) the Seller shall deliver, or cause to be delivered, to the Purchaser certificates representing the US Shares held by Seller, duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer (with appropriate transfer Tax stamps, if any, affixed;

(j) the Seller shall deliver, or cause to be delivered, to the UK Purchaser:

(i) duly executed transfers in favor of the UK Purchaser in respect of the UK Shares;

(ii) share certificate(s) in respect of the UK Shares in the name of the Seller and any powers of attorney under which any such transfer is executed on behalf of the Seller; and

(iii) a duly executed power of attorney granted by the Seller in favor of the UK Purchaser (or its nominee) in respect of the voting rights in the UK Shares held by the Seller;

(k) the Seller and any Permitted Transferees to be issued Purchaser Shares pursuant to Section 2.7(b) shall deliver, or cause to be delivered, to the Purchaser a duly executed copy of the Registration Rights Agreement and, with respect to each such Permitted Transferee, an Investor Representation Letter duly executed by such Permitted Transferee;

(l) the Seller shall deliver, or cause to be delivered, to the Purchaser each of the certificates required to be delivered by Seller pursuant to Article VIII;

(m) the Companies shall deliver to the Purchaser:

(i) the common seal (if any) and statutory books (including registers and minute books) of each member of the Group;

(ii) duly executed Payoff Letters with respect to the Mezzanine Credit Agreement and Senior Credit Agreement and any other Indebtedness incurred by any of the Companies pursuant to Section 6.1(b)(x) (Indebtedness), in each case, in accordance with Section 7.9 (Financing Cooperation; Payoff Letters; Release of Liens);

(iii) each of the certificates required to be delivered by the Companies pursuant to Section 8.2; and

(iv) a duly executed certificate from each Company, dated as of the Closing Date, to the effect that such Company is not, and has not been, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, which certificate shall be in compliance with the requirements set forth in Treasury Regulations Section 1.1445-2(c)(3)(i), along with the notifications required under Treasury Regulations Sections 1.897-2(h)(2).

(n) the Purchaser shall deliver, or cause to be delivered, to the Seller:

(i) a duly executed copy of the Escrow Agreement;

(ii) a duly executed copy of the Registration Rights Agreement; and

(iii) each of the certificates required to be delivered by the Purchaser pursuant to Section 8.3; and

(o) the Seller Representative shall deliver, or cause to be delivered, to the Purchaser a duly executed copy of the Escrow Agreement.

(p) At the Closing, the Purchaser may subscribe for shares of the Companies in exchange for equity funding, which funding may be used by the Companies to make any payments required to be made by members of the Group pursuant to this Section 2.7.

Section 2.8 Post-Closing Adjustment.

(a) No later than fifty (50) days after the Closing Date, the Purchaser shall prepare and deliver to the Seller Representative a statement (the “Post-Closing Statement”) setting forth (i) the Trade Working Capital of the Group as of immediately prior to Closing (the “Final Trade Working Capital”), (ii) the Indebtedness of the Group as of immediately prior to Closing (the “Final Indebtedness”), (iii) the Cash Balance of the Group as of immediately prior to Closing (the “Final Cash Balance”), (iv) the Acquisition Expenses (the “Final Acquisition Expenses”) and (v) the Capital Expenditures of the Group during the period from March 30, 2014 through Closing, including a table listing out the amounts of capital expenditures in a format consistent with the Capital Expenditure Budget (the “Final Capital Expenditures”), in each case, including a schedule setting forth the components thereof and with reasonable supporting detail. All amounts in the Post-Closing Statement shall be calculated in accordance with the Accounting Principles using the same currency and exchange rate used to calculate such amounts in the Pre-Closing Statement. If the Purchaser does not deliver the Post-Closing Statement by the end of such fifty (50) day period, Purchaser and the Seller shall deliver joint written instructions to the Escrow Agent to release the Adjustment Escrow Account to the Seller.

(b) Within forty-five (45) days after receipt of such statement, the Seller Representative may provide written notice to the Purchaser disputing all or a part of the Final Trade Working Capital, the Final Indebtedness, the Final Cash Balance, the Final Acquisition Expenses and/or the Final Capital Expenditures, specifying in reasonable detail those items that the Seller Representative disputes (an “Objection Notice”) (such date of delivery of the Objection Notice, provided that it is within the 45-day period, the “Seller Response Date”). If the Seller Representative does not provide an Objection Notice with respect to any such amounts by the end of such forty-five (45)-day period, any such amounts not so objected to shall be final and binding on the parties.

(c) If the Seller Representative delivers an Objection Notice to the Purchaser within forty-five (45) days after receipt of the Purchaser’s statement, then the Seller Representative and the Purchaser shall negotiate in good faith to resolve the disputed items for thirty (30) days following Purchaser’s receipt of the Objection Notice. If, during such period, the Seller Representative and the Purchaser are able to resolve such dispute and agree on the amounts of Trade Working Capital, Indebtedness and Cash Balance as of immediately prior to Closing, the amount of Acquisition Expenses and/or the amount of Capital Expenditures during the period from March 30, 2014 through Closing, such amounts shall become final and binding on the parties.

(d) If the Purchaser and the Seller Representative do not agree on a final resolution with respect to any disputed items within such period, then the remaining items in dispute shall be submitted to the Independent Auditor. The parties agree to instruct the Independent Auditor to render a determination of the applicable dispute within forty-five (45) days after referral of the matter to such Independent Auditor, which determination must be in writing and must set forth, in reasonable detail, the basis therefor. The Independent Auditor shall be bound by this Section 2.8(d) and shall determine only those issues still in dispute, and the Independent Auditor may not assign a value to any item greater than the greatest value for such item claimed by either the Purchaser or the Seller Representative or less than the least value for such item claimed by either the Purchaser or the Seller Representative. The determination of the Independent Auditor pursuant to this Section 2.8(d) shall be final and binding on the parties. The fees of the Independent Auditor shall be borne by the Seller Representative and the Purchaser in inverse proportion as they may prevail on matters resolved by the Independent Auditor.

(e) The final and binding amounts of Trade Working Capital, Indebtedness and Cash Balance as of immediately prior to Closing, as finally determined in accordance with this Section 2.8, shall be the “Actual Trade Working Capital,” the “Actual Indebtedness” and the “Actual Cash Balance,” respectively. The final and binding amount of Acquisition Expenses, as finally determined in accordance with this Section 2.8 shall be the “Actual Acquisition Expenses.” The final and binding amount of Capital Expenditures during the period from March 30, 2014 through Closing, as finally determined in accordance with this Section 2.8 shall be the “Actual Capital Expenditures.”

(f) The Seller Representative and the Purchaser will, and will cause their respective accountants and Subsidiaries to, cooperate and assist in resolving any disputes under this Section 2.8, including by considering the other’s positions in good faith and making available, to the extent necessary, books, records, work papers and personnel, subject to Section 6.3 (Pre-Closing Access and Information; Confidentiality). If requested by the Seller, prior to the Closing the Purchaser shall cooperate with the Seller in preparing an engagement letter so that the Independent Auditor may be promptly engaged if and to the extent that any items in dispute are submitted to the Independent Auditor for determination pursuant to this Section 2.8.

(g) If the Actual Trade Working Capital is greater than the Estimated Trade Working Capital, then promptly (but in any event within three (3) Business Days after the date on which such amount is finally determined in accordance with this Section 2.8), the Purchaser shall pay or cause to be paid to the Seller an amount in cash (United States Dollars)

equal to such excess, by wire transfer of immediately available funds to an account designated in writing by the Seller. If the Actual Trade Working Capital is less than the Estimated Trade Working Capital, then promptly (but in any event within three (3) Business Days after the date on which such amount is finally determined in accordance with this Section 2.8), the Seller Representative and the Purchaser shall instruct the Escrow Agent to pay from the Adjustment Escrow Account to the Purchaser an amount in cash (United States Dollars) equal to such shortfall, by wire transfer of immediately available funds to an account designated in writing by the Purchaser.

(h) If the Actual Indebtedness is greater than the Estimated Indebtedness, then promptly (but in any event within three (3) Business Days after the date on which such amount is finally determined in accordance with this Section 2.8), the Seller Representative and the Purchaser shall instruct the Escrow Agent to pay from the Adjustment Escrow Account to the Purchaser an amount in cash (United States Dollars) equal to such excess, by wire transfer of immediately available funds to an account designated in writing by the Purchaser. If the Actual Indebtedness is less than the Estimated Indebtedness, then promptly (but in any event within three (3) Business Days after the date on which such amount is finally determined in accordance with this Section 2.8), the Purchaser shall pay or cause to be paid to the Seller an amount in cash (United States Dollars) equal to such excess, by wire transfer of immediately available funds to an account designated in writing by the Seller.

(i) If the Actual Cash Balance is less than the Estimated Cash Balance, then promptly (but in any event within three (3) Business Days after the date on which such amount is finally determined in accordance with this Section 2.8), the Seller Representative and the Purchaser shall instruct the Escrow Agent to pay from the Adjustment Escrow Account to the Purchaser an amount in cash (United States Dollars) equal to such excess, by wire transfer of immediately available funds to an account designated in writing by the Purchaser. If the Actual Cash Balance is greater than the Estimated Cash Balance, then promptly (but in any event within three (3) Business Days after the date on which such amount is finally determined in accordance with this Section 2.8), the Purchaser shall pay or cause to be paid to the Seller an amount in cash (United States Dollars) equal to such excess, by wire transfer of immediately available funds to an account designated in writing by the Seller.

(j) If the Actual Acquisition Expenses are greater than the Estimated Acquisition Expenses, then promptly (but in any event within three (3) Business Days after the date on which such amount is finally determined in accordance with this Section 2.8), the Seller Representative and the Purchaser shall instruct the Escrow Agent to pay from the Adjustment Escrow Account to the Purchaser an amount in cash (United States Dollars) equal to such excess, by wire transfer of immediately available funds to an account designated in writing by the Purchaser. If the Actual Acquisition Expenses are less than the Estimated Acquisition Expenses, then promptly (but in any event within three (3) Business Days after the date on which such amount is finally determined in accordance with this Section 2.8), the Purchaser shall pay or cause to be paid to the Seller Representative an amount in cash (United States Dollars) equal to such excess, by wire transfer of immediately available funds to an account designated in writing by the Seller Representative.

(k) If the Estimated Capital Expenditures is greater than the Actual Capital Expenditures, then promptly (but in any event within three (3) Business Days after the date on which such amount is finally determined in accordance with this Section 2.8), the Seller Representative and the Purchaser shall instruct the Escrow Agent to pay from the Adjustment Escrow Account to the Purchaser an amount in cash (United States Dollars) equal to such excess, by wire transfer of immediately available funds to an account designated in writing by the Purchaser. If the Estimated Capital Expenditures is less than the Actual Capital Expenditures, then promptly (but in any event within three (3) Business Days after the date on which such amount is finally determined in accordance with this Section 2.8), the Purchaser shall pay or cause to be paid to the Seller Representative an amount in cash (United States Dollars) equal to such excess, by wire transfer of immediately available funds to an account designated in writing by the Seller Representative.

(l) Promptly following the Seller’s delivery of a Seller Response Notice (or promptly following the Seller’s delivery of a written notice to the Purchaser that it does not dispute any of Purchaser’s calculations), the Purchaser and the Seller shall deliver joint written instructions to the Escrow Agent to release any amounts not in dispute. Promptly following payment (if any) pursuant to Section 2.8(g), payment (if any) pursuant to Section 2.8(h), payment (if any) pursuant to Section 2.8(i), payment (if any) pursuant to Section 2.8(j) and payment (if any) pursuant to Section 2.8(k), the Purchaser and the Seller shall deliver joint written instructions to the Escrow Agent to release any remaining amount in the Adjustment Escrow Account to the Seller.

(m) Notwithstanding anything in this Agreement to the contrary, (i) any amounts payable by the Seller or Seller Representative to the Purchaser pursuant to this Section 2.8 shall be satisfied exclusively from the amount (if any) remaining in the Adjustment Escrow Account and (ii) no claims by any Purchaser Indemnified Party other than claims for amounts payable by the Seller or Seller Representative to the Purchaser pursuant to this Section 2.8 shall be satisfied from the Adjustment Escrow Account.

Section 2.9 Purchase Price Allocation. The aggregate Closing Cash Consideration and Closing Stock Consideration shall be allocated among the US Shares and the UK Shares in the manner determined by Purchaser prior to the Closing Date, subject to the prior consent of the Seller Representative (which consent shall not be unreasonably withheld, delayed or conditioned). The allocation of the Closing Cash Consideration and the Closing Stock Consideration as between the US Shares and the UK Shares shall be determined by Purchaser. Any Earnout Amount(s) ultimately paid to the Seller Representative (on behalf of Seller) pursuant to and in accordance with this Agreement and the Earnout Agreement shall be allocated to the US Shares. Any adjustments to the Consideration on account of any indemnification payments pursuant to Article IX shall be allocated to the Shares of the Company to which the Damages underlying such indemnification payment relate. Except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or non-U.S. Law), neither the Seller nor the Purchaser shall (and they shall cause their respective Affiliates not to) take any position on any Tax Return or in connection with any Tax Contest inconsistent with the allocation as determined pursuant to this Section 2.9.

Section 2.10 Withholding. Purchaser shall be entitled to deduct and withhold from any payment otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to such payment under all applicable Tax Laws. To the extent that amounts are so deducted or withheld and paid over to the proper Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. To the extent that the Purchaser or the Seller, respectively, becomes aware of any applicable withholding Taxes, the Purchaser or the Seller, respectively, (a) shall provide prompt written notice to the other of the amount of such Tax and (b) shall consult with one another in good faith as to the nature of the Tax and the basis upon which such withholding is required. Each of the Purchaser and the Seller agrees to use its reasonable best efforts to obtain exemptions from, or reductions of, any Taxes required to be withheld from payments under this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER

Except as set forth in the disclosure letter supplied by the Seller to the Purchaser dated as of the date hereof (the “Seller Disclosure Letter”), the Seller hereby represents and warrants to the Purchaser and to the UK Purchaser as follows:

Section 3.1 Organization and Qualification. The Seller (to the extent that it is a business entity) (a) is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation and (b) has the requisite organizational power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted; except, in the case of clause (b), where the failure to have such power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Seller Material Adverse Effect.

Section 3.2 Authorization of Agreement. The Seller has the requisite organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by the Seller and the consummation by the Seller of the Transactions have been duly authorized by all necessary action on the part of the Seller and no other corporate proceedings on its part are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly executed and delivered by it and, assuming the due authorization, execution and delivery hereof by the other parties hereto, constitutes the legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to the Enforceability Exceptions.

Section 3.3 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Seller, the consummation of the Transactions and the performance by the Seller of its obligations under this Agreement, do not and shall not (i) violate the Organizational Documents of the Seller or (ii) violate or result in a material breach of Law or Permit applicable to the Seller or any of its assets or properties.

(b) The execution and delivery of this Agreement by the Seller, the consummation of the Transactions and the performance by the Seller of its obligations under this Agreement do not and shall not require it to obtain any material consent, license, permit, approval, waiver or authorization of, or make any material registration, declaration or filing with, any Governmental Authority, except for the consents and filings listed in Section 3.3(b) of the Seller Disclosure Letter.

Section 3.4 Title to Shares. The Seller owns (a) beneficially and of record, all of the US Shares and (b) legally and beneficially, all of the UK Shares set forth on Section 3.4 of the Seller Disclosure Letter, which Schedule is correct and complete. The Seller has good and valid title to the Shares, free and clear of all Liens (other than Liens granted by any member of the Group in favor of lenders under the Credit Agreements which shall be fully released and extinguished at the Closing), and is the sole owner of the Shares. The Shares are not subject to any Contract restricting or otherwise relating to the voting, transfer or other disposition of such Shares, other than restrictions on transfer imposed by applicable securities Laws. The Seller has complete and unrestricted power and the unqualified right to sell, convey, assign, transfer and deliver the Shares to the Purchaser, and, upon the consummation of the Transactions, the Purchaser will acquire good and valid title to the Shares, free and clear of all Liens.

Section 3.5 Actions; Orders. There is no Action pending or threatened in writing or, to the Knowledge of the Seller, otherwise threatened, and there is no Order outstanding against the Seller that, individually or in the aggregate, would reasonably be expected to materially impair the Seller’s ability to consummate the Transactions.

Section 3.6 Investment Representations.

(a) The Seller is acquiring the Purchaser Shares to be issued pursuant to this Agreement solely for the Seller’s account, for investment purposes only and with no current intention or plan to distribute, sell or otherwise dispose of any of those shares in connection with any distribution, and acknowledges that the Purchaser Shares have not been registered under the Securities Act or any state securities or other Laws and bear the restrictive legend set forth in Section 7.16 (Restrictive Legend);

(b) The Seller is not a party to any agreement or other arrangement for the disposition of any Purchaser Shares other than this Agreement; and

(c) The Seller (i) is able to bear the economic risk of an investment in the Purchaser Shares acquired pursuant to this Agreement, (ii) can afford to sustain a total loss of that investment, (iii) has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the proposed investment in the Purchaser Shares, (iv) has had an adequate opportunity to ask questions and receive answers from the officers of the Purchaser concerning any and all matters relating to the Transactions, (v) as of the date hereof, has received and reviewed copies of the Purchaser’s most recent annual report on Form 10-K, most recent proxy statement and all other reports filed under Section 13(a) of the Exchange Act since the date of filing of the Purchaser’s most recent annual report on Form 10-K prior to the date hereof and (vi) is an Accredited Investor.

Section 3.7 Brokers. No broker, finder or investment banker is or shall be entitled to any brokerage, finder’s, financial advisor’s or other fee or commission in connection with the Transactions as a result of any action, agreement, commitment or arrangement made by or on behalf of the Seller or any of its Affiliates.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANIES

Except as set forth in the disclosure letter supplied by the Companies to the Purchaser dated as of the date hereof (the “Group Disclosure Letter”) (it being understood that the disclosure of any matter, information, item or other disclosure in any Section of the Group Disclosure Letter (whether or not an explicit cross-reference appears) shall be deemed to be disclosure with respect to any representation or warranty made in this Article IV to the extent that it is reasonably apparent from the face of such disclosure that such matter, information, item or other disclosure in such Section of the Group Disclosure Letter is relevant to such other representation or warranty made in this Article IV), the Companies hereby represent and warrant to the Purchaser and to the UK Purchaser as follows:

Section 4.1 Organization and Qualification. The US Company (a) is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, (b) has the requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted and (c) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of the business conducted by it or the ownership, leasing or operation of its assets or properties makes such qualification or license necessary; except, in each case as set forth in clauses (b) and (c), where the failure to have such power and authority or to be so qualified, licensed or in good standing, individually or in the aggregate, has not and would not reasonably be expected to, materially adversely affect the Group, taken as a whole. The UK Company (a) is a limited company duly incorporated, validly existing and in good standing under the Laws of England and Wales, (b) has the requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted and (c) is duly qualified or licensed and in good standing (where such concept is applicable) to do business in each jurisdiction in which the nature of the business conducted by it or the ownership, leasing or operation of its assets or properties makes such qualification or license necessary; except, in each case as set forth in clauses (b) and (c), where the failure to have such power and authority or to be so qualified, licensed or in good standing, individually or in the aggregate, has not and would not reasonably be expected to, materially adversely affect the Group, taken as a whole. Each Company has previously made available to the Purchaser correct and complete copies of such Company’s Organizational Documents as in effect as of the date hereof.

Section 4.2 Subsidiaries of the Company.

(a) Section 4.2(a) of the Group Disclosure Letter sets forth a true and complete list as of the date hereof of the name and jurisdiction of organization and record owners of each Subsidiary of each Company. Except as set forth in Section 4.2(a) of the Group Disclosure Letter, the Companies do not directly or indirectly own the Capital Stock or other securities of any other Person.

(b) Each Subsidiary of the Companies (i) is an entity duly organized, validly existing and in good standing (where such concept is applicable) under the Laws of its jurisdiction of organization, (ii) has all requisite organizational power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted and (iii) is duly qualified or licensed and in good standing (where such concept is applicable) to do business in each jurisdiction in which the nature of the business conducted by it or the ownership, leasing or operation of its assets or properties makes such qualification or license necessary; except, in each case as set forth in clauses (ii) and (iii), where the failure to have such power and authority or to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have, a Group Material Adverse Effect. The Companies have previously made available to Purchaser correct and complete copies of the Organizational Documents of each of the Subsidiaries as in effect as of the date hereof.

Section 4.3 Authorization of Agreement. Each Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by each Company and the consummation by each Company of the Transactions have been duly authorized by all necessary corporate action on the part of each Company and no other corporate proceedings on the part of either Company is necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly executed and delivered by each Company and, assuming the due authorization, execution and delivery hereof by the other parties hereto, constitutes the legal, valid and binding obligation of each Company, enforceable against each Company in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.4 No Conflict; Required Consents and Filings.

(a) The execution and delivery of this Agreement by each Company, the consummation of the Transactions and the performance by each Company of its obligations under this Agreement do not and shall not (i) violate the Organizational Documents of such Company, (ii) violate or result in a material breach of any Law or Permit applicable to such Company or any of its assets or properties, or (iii) violate or result in a material breach of any of the terms and conditions of, cause the termination of or give any other contracting party the right to terminate, cancel, accelerate or modify, or give rise to any right of first refusal, right of first offer or similar right under, or constitute (or with notice or lapse of time, or both, constitute) a material default under any Material Group Contract or (iv) result in the creation of any material Lien upon any of the assets or properties of such Company pursuant to the terms of any Contract to which such Company is a party.

(b) The execution and delivery of this Agreement by each Company, the consummation of the Transactions and the performance by each Company of its obligations under this Agreement do not and shall not require such Company to obtain any material consent, license, permit, approval, waiver or authorization of, or make any material registration, declaration or filing with, any Governmental Authority, except for the consents and filings listed in Section 4.4(b) of the Group Disclosure Letter.

Section 4.5 Capitalization.

(a) The authorized Capital Stock of the US Company consists of 1,000 common shares, par value $0.01 per share. As of the date hereof, 100 common shares are issued and outstanding. All of the issued and outstanding common shares (i) are duly authorized, validly issued, fully paid and non-assessable, and (ii) are not subject to restrictions on transfer, other than the restrictions on transfer imposed by applicable securities Laws. The US Shares owned by the Seller constitute all of the issued and outstanding Capital Stock of the US Company. As of the date hereof, 249,067,692 ordinary shares, par value £1.00 per share, of the UK Company are validly issued and allotted and fully paid up. All of the issued and allotted ordinary shares are not subject to restrictions on transfer, other than the restrictions on transfer imposed by applicable securities Laws. The UK Shares owned by the Seller constitute all of the issued Capital Stock of the UK Company.

(b) Neither Company has or maintains any stock option plan or other plan providing for equity compensation of any Person.

(c) Except as set forth in this Section 4.5, there are no (i) other classes of equity securities of any member of the Group, or other securities exchangeable into, convertible into or exercisable for such equity securities, that are issued, reserved for issuance or outstanding, (ii) warrants, calls, options or other rights to acquire from either Company, or other obligation of either Company to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or other voting securities of or other ownership interests in any member of the Group, (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by any member of the Group that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities of or other ownership interests in any member of the Group or (iv) outstanding obligations of any member of the Group to repurchase, redeem or otherwise acquire any Capital Stock of any member of the Group. No member of the Group is a party to any voting or beneficial ownership trust, proxy, voting agreement, nominee arrangement, or other similar agreement with respect to the Capital Stock of any member of the Group, or holds any equity interests in any member of the Group for the benefit of any other Person.

(d) All of the issued and outstanding Capital Stock of each of the Subsidiaries of the Companies is (i) duly authorized, validly issued, fully paid and non-assessable, and (ii) not subject to restrictions on transfer, other than restrictions on transfer imposed by applicable securities Laws. All Capital Stock of each Subsidiary of the Company is owned of record by a Company or another Subsidiary of the Companies, as applicable, free and clear of any Liens (other than Liens granted by any member of the Group in favor of lenders under the Credit Agreements which shall be released and extinguished at the Closing). No member of the Group owns any equity interests (or securities exchangeable into, convertible into or exercisable for equity interests) in any Person other than as set forth in Section 4.5(d) of the Group Disclosure Letter.

Section 4.6 Permits; Compliance with Law.

(a) Each member of the Group is in possession of all material Permits necessary to carry on such Person’s business as it is currently being conducted. Each such Permit is valid and in full force and effect, and to the Knowledge of the Companies, no Action is pending or threatened in writing relating to the revocation or limitation of any of the Permits. Each member of the Group is, and for the last three (3) years has been, in compliance with all material Permits relating to such member of the Group in all material respects.

(b) Each member of the Group is, and for the last three (3) years has been, in compliance with all applicable Laws in all material respects. No member of the Group has received written notice that it is or during the past three (3) years has been under administrative, civil or criminal material investigation, indictment or information by any Governmental Authority. No member of the Group has received, at any time during the prior three (3) years, any written notice from any Governmental Authority or any other Person regarding any actual, alleged or potential violation of, or failure to comply with, any term or requirement of any Law applicable to any member of the Group except where such actual, alleged or potential violation or failure to comply, individually or in the aggregate, would not be materially adverse to the Group, taken as a whole.

(c) Notwithstanding the foregoing, this Section 4.6 does not apply to Benefit Plans and labor matters (which are covered by Section 4.12 (Benefit Plans; Labor Matters)), Tax matters (which are covered by Section 4.13 (Taxes)), Intellectual Property matters (which are covered by Section 4.15 (Intellectual Property)) or environmental matters (which are covered by Section 4.18 (Environmental)).

Section 4.7 Financial Statements; Indebtedness.

(a) The Companies have made available to the Purchaser correct and complete copies of (i) the audited consolidated balance sheets of the Parent as of September 30, 2013, September 30, 2012 and September 30, 2011 and the audited consolidated statements of income, shareholders’ equity and cash flows for the fiscal years ended September 30, 2013, September 30, 2012 and September 30, 2011 (including the notes or other supplementary information thereto), and (ii) the unaudited consolidated balance sheet for FR Acquisition Holding Corporation (Luxembourg), S.à.r.l. (“FRAHCL”) as of March 29, 2014 (the “FRAHCL Balance Sheet”) and the related unaudited consolidated statements of income and cash flows for the six months ended on March 29, 2014 (all of the foregoing financial statements and any notes thereto are collectively referred to as the “Section 4.7(a) Financial Statements”).

(b) The Section 4.7(a) Financial Statements (i) have been prepared from and are in accordance with the books and records of the Parent and its Subsidiaries and in accordance with IFRS applied consistently through the periods covered thereby, and (ii) fairly present in all material respects the consolidated financial condition of the Parent and FRAHCL as of September 30, 2013 and March 29, 2014, respectively, the consolidated results of operations and cash flows of the Parent for the three years ended September 30, 2013 and the consolidated results of operations and cash flows of FRAHCL for the six-month period ended March 29, 2014, in each case in accordance with IFRS, except (A) as indicated in any notes thereto, and (B) that the unaudited Section 4.7(a) Financial Statements do not contain footnotes and are subject to normal year-end audit adjustments, which are not material.

(c) Section 4.7(c) of the Group Disclosure Letter sets forth (i) a correct and complete list of all Contracts as of the date hereof that evidence any Indebtedness and Group Currency Hedging Arrangements of any member of the Group, (ii) the true and correct amount of the Indebtedness of the Group as of March 29, 2014, and (iii) the true and correct amount of the FRACE Intercompany Debt together with all accrued interest thereon, as of March 29, 2014.

(d) Each member of the Group maintains a system of accounting and internal controls sufficient in all respects to provide reasonable assurances that financial transactions are executed in accordance with the general and specific authorizations of the management of the Group and that all transactions are recorded as necessary to permit the preparation of financial statements in conformity with IFRS, except as has not, and would not reasonably be expected to, materially adversely affect the Group, taken as a whole. To the Knowledge of the Companies, there has not been any fraud that involves any officer, director, principal, manager or other employee of any member of the Group.

(e) Except as would not be materially adverse to the Group, taken as a whole, all accounts receivable reflected in the unaudited consolidated balance sheet for FR Acquisition Holding Corporation (Luxembourg) S.à.r.l. as of May 31, 2014, (i) represent bona fide claims against debtors for sales, services performed or other charges arising in the ordinary course of business consistent with past practice and (ii) to the Knowledge of the Companies, are not subject to dispute other than ordinary course billing disputes, subject to any reserves for bad debts reflected in the Section 4.7(a) Financial Statements.

(f) The Seller has made available to the Purchaser the Combined Financial Statements as of September 30, 2013, and March 29, 2014 and for the twelve-month and six-month periods then ended, respectively, which are included in Section 1.01(c) of the Group Disclosure Letter (collectively, the “September 2013 and March 2014 Combined Financial Statements”). The September 2013 and March 2014 Combined Financial Statements were prepared with a good faith intention to present the unaudited combined balance sheets of the Group as of the relevant dates and the unaudited combined statements of income of the Group for the relevant periods then ended. Each Periodic Statement and Combined Financial Statement was prepared in good faith in the ordinary course of business and on a basis consistent with past practice. Each Reconciliation Statement was prepared in good faith to include all material adjustments and to reconcile the Combined Financial Statements to the unaudited Section 4.7(a) Financial Statements or Periodic Statements, as applicable, as at the corresponding dates and for the corresponding periods.

Section 4.8 No Group Material Adverse Effect; Absence of Certain Developments. From December 31, 2013 through the date of this Agreement, (a) there has not been any loss, damage or destruction to any of the tangible assets or properties of any member of the Group that has had a Group Material Adverse Effect, and (b) there has not been any change in the financial condition, business or results of operations of the Group, taken as a whole, that has had a Group Material Adverse Effect. No member of the Group has taken any action during the period from March 29, 2014 through the date of this Agreement that would have been prohibited by Section 6.1 (Group Interim Covenants) or Section 10.3 (Interim Tax Covenants) if such action had been taken during the period from the date hereof through the Closing Date. Since March 29, 2014 through the date of this Agreement, the Group has (i) operated its business, including managing trade working capital, in the ordinary course of business consistent with past practice and (ii) used reasonable best efforts to maintain and preserve its business organization and business relationships. Since March 29, 2014 through the date of this Agreement, the Group has made capital expenditures substantially in accordance with the Capital Expenditure Budget.

Section 4.9 Absence of Undisclosed Liabilities. No member of the Group has any liability of a nature (whether accrued, contingent, absolute, determined, determinable or otherwise), other than such liabilities (a) reflected or reserved against in the Section 4.7(a) Financial Statements, or (b) incurred in the ordinary course of business consistent with past practice since March 29, 2014 and that would not be materially adverse to the Group, taken as a whole.

Section 4.10 Actions and Litigation. As of the date hereof and, except as would not be materially adverse to the Group taken as a whole, as of the Closing Date, there are no material Actions pending, or to the Knowledge of the Companies, threatened against or relating to any member of the Group, any of such member of the Group’s respective assets or properties or any present or former officer or director of such member of the Group in his or her capacity as such. There are no material unsatisfied judgments of any kind against any member of the Group.

Section 4.11 Orders. There are no material Orders outstanding involving any member of the Group or relating to any of the Group’s assets or properties.

Section 4.12 Benefit Plans; Labor Matters.

(a) Section 4.12(a) of the Group Disclosure Letter sets forth a correct and complete list as of the date hereof of each material US Group Plan and each material Foreign Benefit Plan. No Non-Group Seller Entity maintains, sponsors or contributes to, or is party to, any Benefit Plans, other than the Excluded Incentive Arrangements.

(b) With respect to each Benefit Plan, each Company has made available to the Purchaser a correct and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable, (i) the most recent copies of all documents constituting or embodying such Benefit Plan, (ii) the most recent Internal Revenue Service determination or opinion letter, if applicable, (iii) the most recent summary plan description (and any other material summaries or employee communications), and (iv) for the most recently completed plan year (A) Form 5500 and attached schedules, (B) financial statements and (C) actuarial valuation report, in each case as of the date of this Agreement.

(c) Each Benefit Plan has been administered in all material respects in accordance with its terms and applicable Law (including under ERISA and the Code where applicable). Each Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code is so qualified. Each such plan and the related trust has timely received a favorable determination letter, or is entitled to rely on a favorable advisory or opinion letter, from the Internal Revenue Service that has not been revoked, and, to the Knowledge of the Companies, there are no existing circumstances that could reasonably be expected adversely to affect the qualified status of any such plan or the related trust.

(d) No member of the Group (excluding those in the United Kingdom, with respect to the UK Pension Obligations and those in the United States, with respect to the US Pension Obligations) has, or would reasonably be expected to have, any liability in respect of any defined benefit pension plan (as defined in Section 3(35) of ERISA) or plan subject to Section 412 of the Code or Section 302 of ERISA. The Companies have made available to Purchaser all actuarial valuations and reports in respect of the US Defined Benefit Pension Plan that have been prepared since January 1, 2012, and to the Knowledge of the Companies, such valuations and reports, and the factual data upon which they are based, are complete and accurate in all material respects.

(e) No member of the Group has incurred any liability in respect of post-employment health, medical or life insurance benefits for any current or former director, officer, employee or independent contractor of any member of the Group, except as may be required under COBRA or similar Laws and at the expense of the current or former director, officer, employee or independent contractor or in amounts that are not material to the Group, taken as a whole.

(f) No Non-Group Seller Entity employs any employee or retains any independent contractor. No member of the Group is a party to any collective bargaining or other labor union contracts. No collective bargaining agreement or other labor union contract is being negotiated by any member of the Group and, to the Knowledge of the Companies, no trade union, works council or staff association is currently seeking to represent any member of the Group’s employees. There is no pending or, to the Knowledge of the Companies, threatened, labor dispute, strike, slowdown, labor grievance or arbitration, or work stoppage against any member of the Group. Each member of the Group is, and for the last three years has been, in compliance, in all material respects, with all applicable Laws regarding labor and employment, including all applicable Laws relating to employees, employment discrimination, labor relations, payment of wages and overtime, leaves of absence, employment tax and social security, occupational health and safety, and immigration.

(g) No member of the Group is a party to any agreement under which any employee or independent contractor is entitled to any “gross-up” payment in respect of Taxes under Sections 4999 or 409A of the Code. Except as would not be material to the Group, taken as a whole, (i) each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) that is subject to Section 409A of the Code has been maintained in documentary and operational compliance with Section 409A of the Code and (ii) no stock option granted pursuant to any Benefit Plan had an exercise price per share as of the grant date that was less than the fair market value of a share underlying such stock option as of such date, as determined by the applicable plan administrator in good faith and in compliance with the relevant Internal Revenue Service guidance in effect on the date of grant (including, without limitation, Section 1.409A-1(b)(5)(iv) of the Treasury Regulations).

(h) The consummation of the Transactions would not reasonably be expected to result in (i) severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (ii) any payment, compensation or benefit becoming due, or increase in the amount of any payment, compensation or benefit due, to any employee of the Group, (iii) the acceleration of the time of payment or vesting of compensation or benefits or (iv) the termination, winding up or the imposition of any liability under Sections 75 or 75A of the Pensions Act 1995 in respect of the UK Defined Benefit Pension Plan, provided, that no representation or warranty is made by the Companies with respect to any such termination, winding up or imposition of liability which arises out of, relates to, or results from, (x) the assignment of the Pension Credit Support Agreement to the Purchaser or one of its Affiliates or any failure of the Purchaser or one of its Affiliates to assume the Pension Credit Support Agreement at or prior to the Closing or (y) any action or inaction of the Purchaser or any of its Affiliates (including any member of the Group) on or after the Closing. No member of the Group has any obligation to make any payments to any director, officer or employee of any member of the Group as a result of or in connection with the Transactions, including any such obligations contained in the retention agreements set forth on Section 4.12(h) of the Group Disclosure Letter (the “Retention Agreements”). Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(i) With respect to each Benefit Plan, no material Actions (other than routine claims for benefits) are pending or, to the Knowledge of the Companies, threatened.

(j) With respect to each Benefit Plan maintained by any member of the Group outside of the United States primarily for the benefit of the Group’s employees outside the United States, including any such benefit plan required to be maintained or contributed to by applicable Law or custom of the relevant jurisdiction (each, a “Foreign Group Plan”): (i) all employer and employee contributions to each Foreign Group Plan required by Law or by the terms of such Foreign Group Plans have been made or accrued in accordance with normal accounting practices; and (ii) each Foreign Group Plan required to be registered (if required) has been registered and has been maintained in good standing with applicable Governmental Authorities and, if intended to qualify for special Tax treatment, meets all requirements for such treatment, in each case, except as would not result in any material liability to the Group, taken as a whole.

(k) The Companies have made available to the Purchaser a true and correct copy of the most recent report delivered to the Companies by Mercer Limited regarding the UK Pension Obligations, which report is dated as of April 5, 2014, and, to the Knowledge of the Companies, such report, and the factual data upon which it is based, is complete and accurate in all material respects. The UK Defined Benefit Pension Plan is the only Benefit Plan which provides benefits on retirement, which is principally administered in the United Kingdom and which is not a money purchase scheme within the meaning of s.181 of the Pension Schemes Act 1993.

(l) The representations and warranties set forth in Sections 4.7 (other than Section 4.7(f) (Reconciliation Statements and Periodic Statements)) and 4.9 and this Section 4.12 are the sole representations and warranties being made by the Company with respect to Benefit Plans and labor matters.

Section 4.13 Taxes.

(a) All material Tax Returns required to be filed by or with respect to any member of the Group have been timely filed (taking into account any applicable extensions), and all such Tax Returns are true, correct and complete in all material respects.

(b) Each member of the Group has fully and timely paid all Taxes shown to be due on the Tax Returns referred to in Section 4.13(a), and all material Taxes otherwise due from such member of the Group. Each member of the Group has duly and timely paid or shall have duly and timely paid on or prior to the Closing Date any and all Taxes that are due from such member of the Group. The members of the Group have paid (or will, prior to the Closing Date, pay) over an amount equal to their good faith estimate of the aggregate amount of Filing Taxes (the “Prepaid Taxes Amount”) to the appropriate Governmental Authorities. Filing Taxes shall not exceed the Prepaid Taxes Amount.

(c) All material deficiencies for Taxes asserted or assessed in writing against any member of the Group have been fully and timely paid, settled or properly reflected in the Section 4.7(a) Financial Statements.

(d) No Tax Contest is pending or threatened in writing with respect to any material Taxes due from any member of the Group.

(e) There are no outstanding agreements or consents extending or waiving (or having the effect of extending or waiving) the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes due from any member of the Group for any taxable period and no request for any such waiver or extension is currently pending.

(f) Each member of the Group has, or has caused to be, duly and timely withheld, collected and paid over to the appropriate Governmental Authorities all material Taxes required to be so withheld, collected and paid over for all periods under all applicable Laws and have complied in all material respects with all Laws relating to the withholding, collection and remittance of Taxes and all Tax information reporting provisions under all applicable Laws.

(g) There are no Liens for material Taxes upon the assets or properties of any member of the Group, other than Permitted Liens.

(h) No member of the Group has (i) participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b), (ii) in the past two (2) years, been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code, in a distribution intended to qualify under Section 355(a) of the Code or (iii) participated in any “notifiable arrangements” within the meaning of Section 306 of the UK Finance Act 2004.

(i) Each member of the Group is resident for Tax purposes only in the jurisdiction in which it is incorporated, and has no permanent establishment in any other jurisdiction.

(j) During the last three (3) years, no jurisdiction in which any member of the Group does not file Tax Returns has made a written claim to the effect that such member is subject to taxation in such jurisdiction.

(k) No member of the Group (i) is a party to, bound by, or obligated under any Tax Sharing Agreement, (ii) is or was a member of any affiliated, consolidated, combined, unitary, group relief, aggregate or other group for Tax purposes (other than any such group the common parent of which is the US Company or the UK Company), (iii) has any liability for any material Tax or material portion of a Tax of any Person other than a member of the Group under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law) or other applicable Law, as transferee or successor, by contract (other than pursuant to customary commercial contracts not primarily related to Taxes and entered into in the ordinary course of business) or otherwise, (iv) is subject to any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Tax Law);

(l) No member of the Group will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Post-Closing Tax Period as a result of (i) any change in method of accounting for a taxable period ending on or before the Closing Date, (ii) installment sale or open transaction disposition, intercompany transaction or intercompany account made or existing on or before the Closing Date, (iii) prepaid amount received on or prior to the Closing Date or (iv) “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) executed on or before the applicable Closing Date.

(m) No member of the Group has any requests (or is the subject of any requests) for rulings or special Tax incentives pending with any Governmental Authority relating to Taxes. Each member of the Group is in compliance with all requirements, terms and conditions imposed in connection with any Tax rulings or agreements relating to Taxes with any Governmental Authority to which such member is subject and any grant of special Tax incentives to such member.

(n) The US Company is not, and has not at any time during the period described in Section 897(c)(1)(A)(ii) of the Code been, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code. The UK Company has not made an election under Section 897(i) of the Code to be treated as a domestic corporation for purposes of Section 897 of the Code.

(o) Neither the UK Company nor any of its Subsidiaries has, within the last six years, acquired any asset from any company (other than a member of the Group) where such company was, at the time of the acquisition or thereafter, a member of the same group of companies as the UK Company (or the relevant Subsidiary) for the purposes of any UK Tax.

(p) The representations and warranties contained in clause (a) of the first sentence of Section 4.1 and clause (a) of the second sentence of Section 4.1 and in Section 4.2(a) and 4.8, in each case solely to the extent such representations and warranties relate to Taxes, are incorporated herein by reference. Section 4.13(p) of the Group Disclosure Letter sets forth each member of the Group with respect to which an entity classification election has been made pursuant to Treasury Regulations Section 301.7701-3(c) (and with respect to each such member and each such election, the effective date of such election and the classification elected pursuant thereto). Except for the entity classification elections set forth in Section 4.13(p) of the Group Disclosure Letter, no entity classification election pursuant to Treasury Regulations Section 301.7701-3(c) has been made with respect to any member of the Group. Section 4.13(p) of the Group Disclosure Letter sets forth all loans, advances or other indebtedness between or among the members of the Group as of March 29, 2014. The Transactions will not result in any Tax liability of any Group member, provided that this sentence shall not apply to Specified Taxes.

(q) No member of the Group nor Purchaser or any of its Affiliates shall have any liability for any Seller Taxes.

(r) No Taxes shall be imposed on any member of the Group as a result of or in connection with any election made pursuant to Section 10.7.

(s) The Transactions will not result in any Conveyance Taxes (other than UK stamp duty or UK stamp duty reserve Tax on the transfer of the UK Shares).

(t) No representation or warranty set forth in this Section 4.13 shall be deemed to apply directly or indirectly with respect to any taxable period (or portion thereof) beginning after the Closing Date, except for the representations and warranties set forth in Section 4.13(k), (l), (m), (o) and (p). The representations and warranties set forth in Sections 4.7 (Financial Statements; Indebtedness) (other than Section 4.7(f) (Reconciliation Statements and Periodic Statements)), 4.8 (No Group Material Adverse Effect; Absence of Certain Developments), 4.12 (Benefit Plans; Labor Matters) and 4.21 (Assets) and this Section 4.13 are the sole representations and warranties being made by the Companies with respect to Tax matters.

Section 4.14 Properties.

(a) A member of the Group has good, marketable and valid title to, free and clear of all Liens, or holds pursuant to valid and enforceable leases or license, all of the tangible personal property and assets that are reflected on the FRAHCL Balance Sheet or acquired after the date of the FRAHCL Balance Sheet, subject to Permitted Liens and except for immaterial dispositions of such property and assets by a member of the Group in the ordinary course of business consistent with past practice.

(b) Section 4.14(b) of the Group Disclosure Letter sets forth a correct and complete list, as of the date hereof, of all Leased Real Property. A member of the Group has good and valid title to the leasehold estate under each Real Property Lease free and clear of all Liens, other than Permitted Liens. The Seller has provided or made available to the Purchaser correct and complete copies of each Real Property Lease. Each Real Property Lease is a valid and binding obligation of the member of the Group party thereto, is in full force and effect and is enforceable against such member of the Group and, to the Knowledge of the Companies, against the other party or parties thereto, subject to the Enforceability Exceptions. No member of the Group, nor, to the Knowledge of the Companies, any other party or parties thereto, is in material breach, violation of or default under any Real Property Lease and, to the Knowledge of the Companies, no notice which remains outstanding alleging a material uncured default has been sent or received by any member of the Group in connection with any Real Property Lease.

(c) Section 4.14(c) of the Group Disclosure Letter sets forth a correct and complete list, as of the date hereof, of all Owned Real Property. A member of the Group has good and valid title to each parcel of the Owned Real Property free and clear of all Liens, other than Permitted Liens. There are no pending or, to the Knowledge of the Company, threatened material condemnation, Actions, or foreclosure proceedings relating to any of the Owned Real Property.

(d) Section 4.14(d) of the Group Disclosure Letter sets forth a correct and complete list, as of the date hereof, of all leases, subleases and licenses under which any member of the Group has leased, licensed, subleased or granted any other use or occupancy right over Owned Real Property or Leased Real Property to any Person. No member of the Group, nor, to the Knowledge of the Companies, any other party or parties thereto, is in material breach, violation of or default under any lease listed on Section 4.14(d) of the Group Disclosure Letter that has a remaining term of more than twelve (12) months and involving receipt of more than $1,000,000 annually.

(e) No purchase right, purchase option, right of first refusal, right of first offer or any other similar right with respect to any Owned Real Property, or any portion thereof, has been transferred or granted to any third party by any member of the Group, except as would be de minimis to the affected Owned Real Property.

(f) All of the land, buildings, structures and other improvements used in the operation of the Group are included in the Owned Real Property and the Leased Real Property.

Section 4.15 Intellectual Property.

(a) Section 4.15(a) of the Group Disclosure Letter sets forth a correct and complete list as of the date hereof of all Owned Intellectual Property that is registered or for which an application for registration is pending (“Registered Owned Intellectual Property”).

(b) The Group owns all Registered Owned Intellectual Property and to the extent that the same is material to the business of the Group, all other Owned Intellectual Property free and clear of all Liens, other than Permitted Liens. All material software licenses related to or used in connection with the operations of the businesses of the Group as presently conducted are in the name of one of the members of the Group.

(c) Section 4.15(c) of the Group Disclosure Letter sets forth a correct and complete list as of the date hereof of all Licensed Intellectual Property necessary for the operation of the businesses of the Group as presently conducted. Except as set forth in Section 4.16(a)(xvi) (Material Group IP Contracts) of the Group Disclosure Letter, a member of the Group has the right to use all Licensed Intellectual Property necessary for the operation of the businesses of the Group as presently conducted, subject to the terms of the Group IP Agreements governing such Licensed Intellectual Property.

(d) The use of the Group Intellectual Property by the Group in connection with the operation of its businesses as presently conducted does not, to the Knowledge of the Companies, infringe, misappropriate or otherwise violate the Intellectual Property rights of any other Person in any material respect. There is no Action initiated by any other Person pending or threatened in writing or, to the Knowledge of the Companies, otherwise threatened in writing, against any member of the Group alleging any such material infringement, misappropriation or violation.

(e) To the Knowledge of the Companies, no Person is engaging in any activity that infringes, misappropriates or otherwise violates any Owned Intellectual Property in any material respect. No member of the Group has threatened in writing or initiated against any other Person any Action alleging any such material infringement, misappropriation or violation.

(f) To the Knowledge of the Companies, all material software owned or used by the Group and necessary to the operation of its business (the “Material Software”) does not contain any unauthorized feature (including any malware, worm, bomb, backdoor, clock, timer or other disabling device, code, design or routine) that may cause the Material Software or any portion thereof to be erased, inoperable or otherwise materially malfunction, either automatically, with the passage of time or upon command by any Person. To the Knowledge of the Companies, Section 4.15(f) of the Group Disclosure Letter sets forth a correct and complete list as of the date hereof of all cyber breaches, Intellectual Property exfiltrations and any other material cyber security event that have materially compromised any Group Intellectual Property, Trade Secrets or other critical know-how used for the operation of the businesses of the Group as presently conducted. To the Knowledge of the Companies, for each software license of the Group, such license is sufficient to cover the number of users of such software license in the ordinary course of business.

(g) The representations and warranties set forth in this Section 4.15 are the sole representations and warranties being made by the Company with respect to Intellectual Property matters.

Section 4.16 Contracts.

(a) Section 4.16(a) of the Group Disclosure Letter sets forth a correct and complete list, as of the date hereof, of each of the Contracts, together with all amendments and supplements thereto (other than US Group Plans and Foreign Group Plans) to which any member of the Group is a party and under which such member of the Group has remaining rights or obligations that falls into one of the following categories (each, a “Material Group Contract”):

(i) any Contract (other than any individual purchase order issued pursuant to any long term master agreements with customers of any member of the Group) that involved individual or aggregate payments or consideration of more than $10,000,000 in the six-month period ended May 31, 2014, or is expected to involve individual or aggregate payments or consideration of more than $10,000,000 in the 6-month period beginning May 31, 2014, for goods and services furnished by such member of the Group or for goods and services furnished to such member of the Group;

(ii) any Real Property Lease having a remaining term of more than 12 months and involving a payment of more than $1,000,000 annually;

(iii) any Contract under which any member of the Group has continuing material indemnification obligations to any third Person, other than those entered into in the ordinary course of business consistent with past practices;

(iv) any Contract for capital expenditures involving payments of more than $1,000,000 individually or in the aggregate, by or on behalf of any member of the Group;

(v) any Contract involving a joint venture or strategic alliance or partnership agreement or other sharing of profits or losses with any Person;

(vi) any Contract relating to Indebtedness under which the principal amount outstanding thereunder payable by any member of the Group (as applicable) is greater than $1,000,000;

(vii) any Contract containing covenants by any member of the Group not to (A) compete with any Person, (B) engage in any line of business or activity in any geographic region or (C) sell any products or services to, or obtain any products or services from, any Person in any geographic region;

(viii) any Contract containing (A) any “most favored nations” terms and conditions granted by any member of the Group to any Person or (B) any put, call, exclusivity, right of first refusal or right of first offer or similar right granted by the any member of the Group to any Person;

(ix) any Contract that involved individual or aggregate payments or consideration of more than $1,000,000 in the six-month period ended on May 31, 2014, or is expected to involve individual or aggregate payments or consideration of more than $1,000,000 in the six-month period beginning on May 31, 2014, by such member of the Group in respect of any tangible personal property leased by any member of the Group;

(x) any Contract evidencing an outstanding loan, advance or investment by any member of the Group to or in any Person (other than any other member of the Group) of more than $1,000,000 in the aggregate (excluding trade receivables and advances to employees for normally incurred business expenses, each arising in the ordinary course of business consistent with past practice);

(xi) any Contract with any Seller Affiliated Person;

(xii) any Contract directly with any Governmental Authority;

(xiii) any Contract that contains a right of termination, default, or payment obligations that would be triggered by the consummation of the Transactions;

(xiv) any Order or settlement or conciliation agreement with any Governmental Authority;

(xv) any Contract involving the sale, transfer or acquisition of any business entered into by any member of the Group in the three years preceding the date of this Agreement; and

(xvi) any Group IP Agreement that involved individual or aggregate payments or consideration of more than $1,000,000 in the six-month period ended on March 31, 2014.

(b) The Company has made available to the Purchaser correct and complete copies of each Material Group Contract, together with all amendments and supplements thereto. Each Material Group Contract is a valid and binding obligation of the member of the Group party thereto, is in full force and effect and is enforceable against such member of the Group and, to the Knowledge of the Companies, against the other party or parties thereto, subject to the Enforceability Exceptions. No member of the Group, nor, to the Knowledge of the Companies, any other party or parties thereto, is in material breach, violation of or default under any Material Group Contract.

(c) Section 4.16(c) of the Group Disclosure Letter sets forth a list, that is correct and complete in all material respects, of all obligations of the Group, in effect as of the date hereof, to make payments following the date hereof to customers in connection with obligations entered into by the relevant Group member primarily in order to secure long-term business with such customer, as well as the amounts and due dates of such required payments.

Section 4.17 Customers and Suppliers.

(a) Section 4.17(a) of the Group Disclosure Letter sets forth a correct and complete list, for the twelve-month period ended on March 29, 2014, of (i) the ten largest customers of goods and services of the Group (taken as a whole), in each case measured by the revenue earned by the Group (taken as a whole) during such twelve-month period in respect of goods and services provided to each such customer (the “Material Customers”), and (ii) the ten largest suppliers of goods and services to the Group (taken as a whole), in each case measured by the expenditure by the Group (taken as a whole) during such twelve-month period in respect of goods and services provided by each such supplier (the “Material Suppliers”).

(b) To the Knowledge of the Companies, neither the execution and delivery of the Transaction Documents nor the consummation of the Transactions will have a material adverse effect on the relationship of any member of the Group with any Material Customer or Material Supplier. To the Knowledge of the Companies, no Material Customer or Material Supplier has threatened in writing or otherwise threatened to terminate the relationship of such Material Customer or Material Supplier, as applicable, with the Group. Notwithstanding the foregoing, however, the Companies do not make any representation or warranty as to the likelihood of continuing or maintaining any relationship any member of the Group has with its customers or suppliers after the Closing.

Section 4.18 Environmental.

(a) The Group, its ownership, occupation and use of any Real Property are, and have for the past three (3) years been, in compliance in all material respects with all applicable Environmental Laws;

(b) There has been no material release or disposal of any Hazardous Substance by, at the direction of, for or on behalf of any member of the Group from, at, on or under any Real Property;

(c) No member of the Group has received any written notice of claim, summons, order, direction or other communication relating to material non-compliance with any Environmental Laws or Permit issued pursuant to Environmental Laws from any Governmental Authority or other third Person;

(d) No member of the Group has received written notice of a pending investigation by a Governmental Authority with respect to any potential material non-compliance with any Environmental Law or Permit issued pursuant to Environmental Laws;

(e) No member of the Group and no Owned Real Property or Leased Real Property has any agreement with or is subject to any Order by a Governmental Authority with respect to any Hazardous Substance cleanup or violation of Environmental Laws;

(f) Each member of the Group is in possession of all Permits required pursuant to Environmental Laws necessary to carry on such Person’s business as it is currently being conducted in all material respects, each such Permit is valid and in full force and effect, no member of the Group has received written notice of any material adverse change in the status or terms and conditions of any such Permit and no member of the Group is in violation in any material respect of any such Permit;

(g) No member of the Group has received any written notice alleging that it has a material liability pursuant to Environmental Laws in connection with any location where its wastes have come to be disposed;

(h) To the Knowledge of the Seller, the Seller has provided or made available to the Purchaser correct and complete copies of all material environmental reports and studies received by any member of the Group since December 20, 2007 with respect to the business or assets of the Group or any Real Property currently or formerly in the possession or control of any member of the Group related to compliance with Environmental Laws or the release of Hazardous Materials.

(i) The representations and warranties set forth in this Section 4.18 are the sole representations and warranties being made by the Company with respect to Environmental Laws, Hazardous Substances, or other environmental matters.

Section 4.19 Affiliate Transactions. Section 4.19 of the Group Disclosure Letter sets forth all Affiliate Agreements in effect as of the date hereof. A correct and complete copy of each Affiliate Agreement (other than any Affiliate Agreement involving a de minimis obligation), as in effect as of the date hereof, has been made available to Purchaser prior to the date hereof. No director, officer or employee of any member of the Group or Affiliate of any member of the Group (which Affiliate is not itself a member of the Group) nor any spouse or child of any of such Persons, nor any legal entity in which any of such Persons has a material economic interest (a) owns any property or right, tangible or intangible, that is material to the conduct of the business of such member of the Group, (b) has any material cause of action against such member of the Group, (c) owes a material amount of money to, or is owed a material amount of money by, such member of the Group, or (d) is a party to or the beneficiary of any Contract with such member of the Group; except in each case for compensation and benefits payable to directors, officers and employees in their capacity as such.

Section 4.20 Insurance. Section 4.20 of the Group Disclosure Letter sets forth a correct and complete list of all material insurance policies held by any member of the Group for the benefit of any member of the Group as of the date hereof, correct and complete copies of which have been made available to the Purchaser (collectively, the “Group Insurance Policies”). As of the date hereof, (a) all Group Insurance Policies are in full force and effect, (b) all premiums due and payable in respect of such insurance policies have been timely paid, and (c) no member of the Group has reached or exceeded its policy limits for any such insurance policies. The Group has complied in all material respects with the provisions of each Group Insurance Policy under which it is the insured party. To the Knowledge of the Companies, no member of the Group has received any written notice of cancellation of any Group Insurance Policy, and there is no claim by any member of the Group pending under any Group Insurance Policy as to which coverage has been denied or disputed.

Section 4.21 Assets. Each member of the Group has good and valid title to all of the material tangible assets owned by it and reflected on the FRAHCL Balance Sheet, free and clear of all Liens (other than Permitted Liens), subject to any dispositions of assets since the date of the FRAHCL Balance Sheet in the ordinary course of business consistent with past practice and, during the Pre-Closing Period, in accordance with Section 6.1 (Group Interim Covenants). The assets owned, leased, licensed or otherwise used by the members of the Group as of immediately prior to the Closing constitute all of the assets necessary or used to operate the Business substantially in the same manner as it has been operated immediately prior to the date hereof.

Section 4.22 Anti-Corruption. In the past five (5) years, no member of the Group, or to the Knowledge of the Companies, any employee, officer, director, or, to the extent that it would constitute a breach of applicable Law by any member of the Group, any agent or representative or other Person acting for or on behalf of any member of the Group, has, directly or indirectly, (a) made or offered any unlawful payment, or offered or promised to make any unlawful payment, or provided or offered or promised to provide anything of value (whether in the form of property or services or in any other form), to any foreign or domestic government official or employee, any foreign political party or official or candidate for foreign political office, any official or employee of a Public International Organization (each, an “Official Party”), or to any finder, agent, or other party acting on behalf of or under the auspices of any Governmental Authority, Public International Organization or official or employee thereof, for the purpose of (i) influencing any act or decision of any Official Party in his or her official capacity, (ii) inducing any Official Party to do or omit to do any act in violation of his or her lawful duties, (iii) securing any improper advantage or (iv) inducing any Official Party to influence or affect any act or decision of any Governmental Authority or Public International Organization, (b) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political or charitable activities or, (c) taken any other action or made any omission; in each case in violation of any Law applicable to any member of the Group governing corrupt practices, money laundering, anti-bribery or anticorruption or that otherwise prohibits payments to any government or public officials or other Official Party, including, if applicable, the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., the UK Bribery Act 2010 and any Law implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions (all such Laws, “Anticorruption Laws”). For the past three (3) years, none of Seller, the Companies or any Subsidiaries of the Companies has, in connection with the business or operations of the Group, received any written notice alleging any such violation or conducted any material internal investigation with respect to any actual or alleged violation of any Anticorruption Law, which would reasonably be expected to be materially adverse to the Group, taken as a whole.

Section 4.23 Government Contracts.

(a) Section 4.23(a) of the Group Disclosure Letter contains a correct and complete list, as of the date of this Agreement, of each Government Contract that involved individual or aggregate payments or consideration of more than $5,000,000 in the six-month period ended May 31, 2014, or is expected to involve individual or aggregate payments or consideration of more than $5,000,000 in the six-month period beginning May 31, 2014, and each outstanding written bid or proposal for any Government Contract that, if entered into, would be expected to involve individual or aggregate payments or consideration of more than $5,000,000 in the six-month period following the effective date of such Government Contract. To the Knowledge of the Company, all Government Contracts have been competitively procured.

(b) To the Knowledge of the Company, there has not been during the past three (3) years and currently is no pending, ongoing or threatened audit or investigation by any Governmental Authority of the Group or any Group employee with respect to any alleged irregularity, misstatement or omission arising under or relating to a Government Contract or Government Bid. To the Knowledge of the Company, during the past three (3) years, no member of the Group or any of their respective directors, officers, employees, consultants or agents thereof has raised any material compliance concerns or issues to any member of the Group pertaining to any Government Contract or Government Bid, nor initiated any internal or external investigation or made a voluntary or mandatory disclosure with respect to any alleged irregularity, misstatement or omission arising under or relating to a Government Contract or Government Bid.

(c) To the Knowledge of the Company, there are (i) no outstanding claims against any member of the Group by a Governmental Authority or by any prime contractor, subcontractor, vendor or other third party arising under any Government Contract or Government Bid, (ii) no open or impending requests for equitable adjustments, and (iii) no disputes between any member of the Group and a Governmental Authority arising under or relating to any such Government Contract or Government Bid.

(d) No member of the Group has an interest in any material pending claim against any Governmental Authority, prime contractor, subcontractor, vendor or other third party arising under or relating to any Government Contract or Government Bid.

(e) No member of the Group, or, to the Knowledge of the Company, any of their directors, officers, employees or full-time consultants, nor any of the operations of the Business, is (or during the past three (3) years has been) suspended, debarred or notified in writing that it was proposed for suspension or debarment from doing business with a Governmental Authority or is (or during such period was) a party to any proceedings that did result in a finding of non-responsibility or ineligibility for contracting with any Governmental Authority.

(f) As of the date of this Agreement, there are no cost type Government Contracts and there is no firm fixed price Government Contract, in each case, between any member of the Group and a Governmental Authority.

(g) With respect to each Government Contract and Government Bid, the applicable Group member(s) has not taken or failed to take any action that has resulted (i) a claim for fraud by the United States against any member of the Group, (ii) a unilateral contract price reduction or assessment of a fine or penalty under any Government Contract, or (iii) a termination of any Government Contract for default.

Section 4.24 OFAC. The Group is, and for the past five (5) years has been, in compliance with all applicable statutory and regulatory requirements of the United States, the United Kingdom or the European Union relating to economic sanctions or embargoes, including all laws administered and enforced by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC Laws”). No member of the Group is party to any contract or is engaged in any transaction or other business (i) in breach of OFAC Laws, or (ii) with any Person that is included, at the time of the relevant transaction, in the list of Specially Designated Nationals and Blocked Persons published by the United States Department of the Treasury, in each case to the extent OFAC Laws apply to members of the Group. No member of the Group has received from any Governmental Authority or any other Person any written notice of any material violation or alleged material violation of any OFAC Laws.

Section 4.25 Brokers. Except for Barclays, Lazard Frères & Co. LLC, Lazard & Co., Limited and Citigroup Global Markets Inc., no broker, finder or investment banker is or shall be entitled to any brokerage, finder’s, or other fee or commission in connection with the Transactions as a result of any action, agreement, commitment or arrangement made by or on behalf of any member of the Group or any of its Affiliates.

Section 4.26 Product Liability. In the past three (3) years prior to the date hereof, except as would not be materially adverse to the Group, taken as a whole: (a) no member of the Group has submitted a claim or, to the Knowledge of the Companies, intends as of the date hereof to submit a claim, under any Group Insurance Policy with respect to any ongoing, threatened or settled product liability or warranty claim; and (b) no member of the Group has received any written notice from any Governmental Authority with respect to a product or product line or any part or component used therein requiring a recall or field corrective action.

Section 4.27 No Other Representations or Warranties. The Purchaser hereby acknowledges and agrees that the representations and warranties made as to the Group in Article IV (as modified by the Group Disclosure Letter) and as to the Seller in Article III (as modified by the Group Disclosure Letter) are the sole representations and warranties being made by or on behalf of members of the Group, the Seller, the Parent, any Parent Securityholders or their respective Affiliates or Representatives and exclusive of any other representations and warranties, including any implied warranties, and, except for the representations and warranties expressly set forth in this Agreement, no member of the Group, the Seller, the Parent, the Parent Securityholders or any of their respective Affiliates or Representatives have made, nor are any of them making, any express or implied representation or warranty regarding the accuracy, sufficiency or completeness of any information provided to the Purchaser or any of its Representatives or prepared by or for the Group or the Seller in connection with the Transactions. The Seller, the Parent, the Parent Securityholders and the members of the Group hereby disclaim, and the Purchaser hereby acknowledges and agrees that no member of the Group, the Seller, the Parent, the Parent Securityholders or any of their respective Affiliates or Representatives shall have or be subject to any liability to the Purchaser resulting from the Purchaser’s use of, such information, or any such other express or implied representations or warranties, whether at law or in equity, none of which shall have any legal effect, including as to (i) merchantability or fitness for any particular purposes, (ii) the accuracy, sufficiency or completeness of, or reasonableness of any assumptions underlying any estimates, projections and forecasts, if any, or (iii) the probable success or profitability of the Group after the Closing, set forth in any information, documents or materials regarding the Group (including any pro forma financial information, supplemental data, forecasts or financial projections or other forward-looking statements, if any) furnished or made available to the Purchaser and its Representatives in any “data rooms,” “virtual data rooms,” management presentations, “break-out” sessions, responses to questions or requests from the Purchaser or any of its Representatives or in any other form in expectation of, or in connection with, the Transactions. Only those representations or warranties made to the Purchaser in this Agreement, subject to the limitations and restrictions specified herein, shall have any legal effect.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Except as set forth in the disclosure letter supplied by the Purchaser to the Sellers dated as of the date hereof (the “Purchaser Disclosure Letter”) (it being understood that the disclosure of any matter, information, item or other disclosure in any Section of the Purchaser Disclosure Letter (whether or not an explicit cross-reference appears) shall be deemed to be disclosure with respect to any representation or warranty made in this Article V to the extent that it is reasonably apparent from the face of such disclosure that such matter, information, item or other disclosure in such Section of the Purchaser Disclosure Letter is relevant to such other representation or warranty made in this Article V), the Purchaser hereby represents and warrants to the Seller as follows:

Section 5.1 Organization and Qualification. The Purchaser (a) is a corporation duly organized, validly existing and in good standing under the Laws of the Commonwealth of Pennsylvania, (b) has the requisite organizational corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted and (c) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of the business conducted by it or the ownership, leasing or operation of its assets or properties makes such qualification or license necessary; except, in the case of clauses (b) and (c), where the failure to have such power and authority or to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect. Purchaser has previously made available to the Seller correct and complete copies of its Organizational Documents as in effect as of the date hereof.

Section 5.2 Authorization of Agreement. The Purchaser has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by the Purchaser and the consummation by the Purchaser of the Transactions have been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery hereof by the Seller and other parties hereto, constitutes the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to the Enforceability Exceptions.

Section 5.3 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Purchaser, the consummation of the Transactions and the performance by the Purchaser of its obligations under this Agreement do not and shall not (i) violate the Organizational Documents of the Purchaser, (ii) violate or result in a material breach of any Law or Permit applicable to the Purchaser or any of its assets or properties, or (iii) violate or result in a material breach of any of the terms and conditions of, cause the termination of or give any other contracting party the right to terminate, cancel, accelerate or modify, or give rise to any right of first refusal, right of first offer or similar right under, or constitute (or with notice or lapse of time, or both, constitute) a material default under any material Contract to which the Purchaser is a party or (iv) result in the creation of any material Lien upon any of the assets or properties of the Purchaser pursuant to the terms of any Contract to which the Purchaser is a party, except, in the case of clauses (iii) and (iv), as individually and in the aggregate has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Purchaser, the consummation of the Transactions and the performance by the Purchaser of its obligations under this Agreement do not and shall not require the Purchaser to obtain any material consent, license, permit, approval, waiver or authorization of, or make any material registration, declaration or filing with, any Governmental Authority, except for the consents and filings listed in Section 5.3(b) of the Purchaser Disclosure Letter.

Section 5.4 Capitalization.

(a) The authorized Capital Stock of the Purchaser consists of (i) 1,800,000,000 shares of Purchaser Common Stock, (ii) 660,000 shares of Class A Preferred Stock, par value $100.00 per share, and (iii) 10,000,000 shares of Class B Serial Preferred Stock, par value $1.00 per share. As of May 31, 2014, 1,173,233,200 shares of Purchaser Common Stock are issued and outstanding, 546,024 shares of Class A Preferred Stock are issued and outstanding, and 0 shares of Class B Serial Preferred Stock are issued and outstanding. As of the date hereof, all of the issued and outstanding shares of Capital Stock of the Purchaser (A) are duly authorized, validly issued, fully paid and non-assessable, and (B) are not subject to restrictions on transfer, other than restrictions on transfer imposed by applicable securities Laws or pursuant to the terms of employee or director benefit plans maintained by the Purchaser.

(b) Except as set forth in this Section 5.4, as contemplated by the Transaction Documents (including in connection with the Financing) or as disclosed in the Purchaser SEC Documents, as of the date of this Agreement, there are no (i) other classes of equity securities of the Purchaser, or other securities exchangeable into, convertible into or exercisable for such equity securities, that are issued, reserved for issuance or outstanding, (ii) warrants, calls, options or other rights to acquire from the Purchaser, or other obligation of the Purchaser to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for capital stock or other voting securities of or other ownership interests in the Purchaser, (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by the Purchaser that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities of or other ownership interests in the Purchaser or (iv) outstanding obligations of the Purchaser or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Purchaser Common Stock.

Section 5.5 Purchaser Shares. Upon issuance, the Purchaser Shares will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any option, call, preemptive, subscription or similar rights. The Purchaser is eligible to register the resale of the Purchaser Shares on Form S-3.

Section 5.6 No Purchaser Material Adverse Effect; Absence of Certain Developments. From December 31, 2013 through the date of this Agreement, (a) there has not been any loss, damage or destruction to any of the tangible assets or properties of the Purchaser or its Subsidiaries that has had a Purchaser Material Adverse Effect and (b) there has not been any change in the financial condition, business or results of operations of the Purchaser and its Subsidiaries, taken as a whole, that has had a Purchaser Material Adverse Effect.

Section 5.7 SEC Documents.

(a) Since January 1, 2012, the Purchaser has filed with, or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, forms, statements, schedules, certifications and other documents required to be filed with or furnished to, as applicable, the SEC by the Purchaser (together with all exhibits and schedules thereto and all information incorporated therein by reference, collectively, the “Purchaser SEC Documents”). As of their respective dates, or if amended, as of the date of the last such amendment, the Purchaser SEC Documents (i) complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (to the extent then applicable) and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect.

(b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Purchaser SEC Documents, including each Purchaser SEC Document filed after the date hereof until the Closing, (i) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved and (ii) fairly presented in all material respects, as applicable, the consolidated financial position of the Purchaser and its Subsidiaries as of the respective dates thereof and the consolidated results of the Purchaser’s and its Subsidiaries’ operations and cash flows for the periods indicated (except, in the case of each of sub-clauses (i) and (ii), that the unaudited interim financial statements were subject to normal year-end and quarter-end adjustments, which were not material).

Section 5.8 Financial Ability; Sufficient Authorized but Unissued Shares.

(a) At the Closing, the Purchaser will have sufficient available cash to consummate the Transactions and perform all of its obligations under this Agreement.

(b) At the Closing, the Purchaser will have sufficient authorized but unissued shares or treasury shares of Purchaser Common Stock for the Purchaser to meet its obligation to deliver the Purchaser Shares under this Agreement. Upon consummation of the Transactions, the Seller shall acquire good and valid title to the Purchaser Shares.

Section 5.9 Independent Investigation. The Purchaser (a) is an informed and sophisticated participant in the Transactions, (b) has conducted and completed to its satisfaction its own independent investigation, analysis and evaluation of the Group and its operations, businesses, assets, liabilities, properties and prospects as it has deemed necessary or appropriate, (c) has had the opportunity to request all information, documents or materials it has deemed relevant to its investigation, analysis and evaluation of the Group and its operations, businesses, assets, liabilities, properties and prospects and has received responses it deems adequate and sufficient to all such requests for information, and (d) in making its determination to enter into this Agreement and to consummate the Transactions, the Purchaser has not relied on any extra-contractual representations or warranties, whether written or oral and whether express or implied, made by the Seller, the Parent, the Parent Securityholders or any other Person.

Section 5.10 No Shareholder Approval. The issuance and delivery by the Purchaser of the Purchaser Shares to the Seller does not require any vote or other approval or authorization of any holder of any Capital Stock of the Purchaser.

Section 5.11 Brokers. Except for Greenhill & Co., LLC and Morgan Stanley & Co. LLC, no broker, finder or investment banker is or shall be entitled to any brokerage, finder’s, financial advisor’s or other fee or commission in connection with the Transactions as a result of any action, agreement, commitment or arrangement made by or on behalf of the Purchaser or any of its Affiliates.

Section 5.12 No Other Representations and Warranties. The Seller hereby acknowledges and agrees that the representations and warranties made as to the Purchaser in Article V (as modified by the Purchaser Disclosure Letter) are the sole representations and warranties being made by the Purchaser and exclusive of any other representations and warranties, including any implied warranties, and, except for the representations and warranties expressly set forth in this Agreement, neither the Purchaser nor any of its Representatives has made, nor are they making, any express or implied representation or warranty regarding the accuracy, sufficiency or completeness of any information provided to the Seller, the Parent, any Parent Securityholder or their respective Affiliates or Representatives or prepared by or for the Purchaser in connection with the Transactions. The Purchaser hereby disclaims, and the Seller hereby acknowledges and agrees that neither the Purchaser nor any of its Affiliates or their respective Representatives shall have or be subject to any liability to the Seller, the Parent, any Parent Securityholder or their respective Affiliates or Representatives resulting from the Seller’s use of such information, or, any such other express or implied representations or warranties, whether at law or in equity, none of which shall have any legal effect, including as to (i) merchantability or fitness for any particular purposes, (ii) the accuracy, sufficiency or completeness of, or reasonableness of any assumptions underlying any estimates, projections and forecasts, or (iii) the probable success or profitability of the Purchaser, its Affiliates or the Group after the Closing, set forth in any information, documents or materials regarding the Purchaser, its Affiliates or the Group (including any pro forma financial information, supplemental data, forecasts or financial projections or other forward-looking statements) furnished or made available to the Seller, the Parent, any Parent Securityholder or their respective Affiliates or Representatives in any “data rooms,” “virtual data rooms,” management presentations, “break-out” sessions, responses to questions or requests from the Seller, the Parent, any Parent Securityholder or their respective Affiliates or Representatives or in any other form in expectation of, or in connection with, the Transactions. Only those representations or warranties made to the Seller in this Agreement, subject to the limitations and restrictions specified herein, shall have any legal effect.

ARTICLE VI

CONDUCT PRIOR TO THE CLOSING

Section 6.1 Group Interim Covenants.

(a) During the period commencing on the date of this Agreement and ending at the Closing Date or such earlier date as this Agreement may be terminated in accordance with its terms (the “Pre-Closing Period”), except as expressly required by this Agreement, as set forth in Section 6.1(a) of the Group Disclosure Letter or as consented to in writing or email by the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), the Seller and each Company shall, and shall cause each other member of the Group to, (i) operate its business, including managing trade working capital of the Group, in the ordinary course of business consistent with past practice, (ii) use reasonable best efforts to maintain and preserve its business organization and business relationships and (iii) continue to make capital expenditures substantially in accordance with the Capital Expenditure Budget.

(b) During the Pre-Closing Period, except as expressly required by this Agreement, as set forth in Section 6.1(b) of the Group Disclosure Letter or as consented to in writing or email by the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), the Seller shall cause each Company not to, and each Company shall not, and shall cause each other member of the Group not to:

(i) amend or restate the Organizational Documents of any member of the Group;

(ii) issue, redeem, sell, pledge, split or encumber the Capital Stock of any member of the Group or other securities of any member of the Group (including any warrants, options, convertible or exchangeable securities, subscriptions, rights (including any pre-emptive or similar rights), calls or other rights to purchase or acquire any securities of any member of the Group) or enter into any agreement with respect thereto or make any changes (by recapitalization, reclassification, stock dividend, stock split, combination, reorganization or otherwise) in the capital structure of, amend the terms of any Capital Stock of, any member of the Group;

(iii) sell, lease, convey, transfer or otherwise dispose of or incur any Lien (other than a Permitted Lien) on any of its assets or properties, except for (A) any such sale, lease, conveyance, transfer or disposal of assets or properties having a value which individually or in the aggregate does not exceed $1,000,000, (B) Liens securing Indebtedness permitted pursuant to Section 6.1(b)(x) (Indebtedness) that shall be extinguished in full at Closing, or (C) in the ordinary course of business consistent with past practice;

(iv) declare or pay any dividend or other distribution with respect to the Capital Stock of any member of the Group, or otherwise make any payments in cash or in kind, or advance or loan any funds to, Seller or its Affiliates, except for dividends paid in cash in the ordinary course of business consistent with past practice by any of either Company’s wholly owned Subsidiaries to such Company or another wholly owned Subsidiary of such Company;

(v) acquire or make any investment in any business or Person, or the assets or equity of any business or Person involving the payment by the Group of an amount in excess of $1,000,000 (other than, for the avoidance of doubt, pursuant to vendor or supplier Contracts in the ordinary course of business consistent with past practice or to the extent permitted in accordance with Section 6.1(b)(vii), Section 6.1(b)(viii) or Section 6.1(c));

(vi) enter into or adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization;

(vii) assign, cancel, terminate, renew, modify, release or materially amend any Material Group Contract or any New Material Group Contract or assign, compromise, release or waive any rights thereunder, other than (A) in the ordinary course of business consistent with past practice, (B) in connection with entering into or assuming any New Significant Customer Contract with the same customer or (C) as consented to in writing or email by the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that if the Purchaser does not respond within three (3) Business Days of any written request for consent pursuant to this Section 6.1(b)(vii), the Purchaser’s consent shall be deemed to have been granted;

(viii) enter into or assume any New Material Group Contract other than (A) with respect to any New Material Group Contract described in Section 4.16(a)(i) (Material Customer and Vendor Contracts), in the ordinary course of business consistent with past practice, (B) with respect to any New Material Group Contract described in Section 4.16(a)(iv) (Capital Expenditure Contracts), if such capital expenditure would be permitted without Purchaser’s consent pursuant to Section 6.1(b)(xi) (Capital Expenditures), (C) with respect to any New Material Group Contract described in Section 4.16(a)(vi) (Indebtedness Contracts), if such Indebtedness would be permitted without Purchaser’s consent pursuant to Section 6.1(b)(x) (Indebtedness) or (D) as consented to in writing or email by the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that if the Purchaser does not respond within three (3) Business Days of any written request for consent pursuant to this Section 6.1(b)(viii), the Purchaser’s consent shall be deemed to have been granted;

(ix) notwithstanding anything to the contrary in Section 6.1(b)(vii) or (viii), agree to, enter into, assume or materially amend any Contract containing a provision of the type described in Section 4.16(a)(vii) or of the type as mutually agreed by the Purchaser and the Seller;

(x) incur, create, refinance, replace, prepay, guarantee or assume any Indebtedness, other than (i) in the ordinary course of business consistent with past practice; provided that to the extent the aggregate amount of any such Indebtedness exceeds $5,000,000, such Indebtedness must be repayable without notice or upon conditional notice at Closing, in each case, without penalties or fees associated with early prepayment, and (ii) otherwise in an aggregate amount up to $25,000,000; provided that such Indebtedness must be repayable without notice or upon conditional notice at Closing, in each case, without penalties or fees associated with early prepayment; provided, however, that in no event shall the Seller, the Companies or any of their Subsidiaries take any action that would cause the Closing Repayment Indebtedness and/or the Indebtedness of the Group to be an amount that would result in the Closing Cash Consideration being a negative number;

(xi) make any loans, advances, capital contributions or commitments to or investments in any Person in excess of $1,000,000, except for advances of out-of-pocket expenses made in the ordinary course of business consistent with past practice;

(xii) make any capital expenditures in excess of $5,000,000, except as set forth in the Capital Expenditure Budget (in the aggregate) or otherwise in the ordinary course of business consistent with past practice;

(xiii) make any changes in accounting methods, principles or practices, except as required by IFRS or applicable Law;

(xiv) (A) increase the base wage or salary payable to, or any other components of compensation and employee benefits of, any employee or consultant of any member of the Group, other than increases in the ordinary course of business consistent with past practice in respect of employees whose annual cash compensation at target does not exceed $250,000, (B) grant any retention, severance or termination pay to, or enter into any employment, bonus, change of control or severance agreement with, or pay any amount not otherwise due to, any such individual, (C) hire or terminate the employment of any such individual, other than hires and terminations in the ordinary course of business consistent with past practice with respect to individual with annual cash compensation at target of less than $250,000, or (D) establish, adopt, enter into, amend or terminate any Benefit Plan (or plan, program, policy or agreement that would be a Benefit Plan if in effect on the date of this Agreement), except (x) as required by applicable Law or pursuant to the terms of any Benefit Plan as in effect on the date of this Agreement, (y) to replace or amend any Benefit Plan if the cost of providing benefits thereunder is not thereby increased or (z) with respect to any Benefit Plan that is an Excluded Incentive Arrangement, so long as no cost or liability is thereby imposed on any member of the Group and the payments to be provided to any employee of any member of the Group are not thereby materially increased;

(xv) enter into any new line of business outside of the existing business segments of the members of the Group;

(xvi) settle or compromise any Action involving an amount in excess of $3,000,000 or the imposition of material injunctive or equitable relief against any member of the Group;

(xvii) enter into any new, or amend or otherwise modify or waive any provision under, any Affiliate Agreement or any agreement that would be an Affiliate Agreement if such agreement was entered into prior to the date hereof, except for any termination of an Affiliate Agreement pursuant to Section 6.4 (Affiliate Agreements);

(xviii) take any action primarily intended to increase the Earnout Amount(s) which adversely impacts any of the Group’s facilities or businesses that are not subject to the Earnout Agreement;

(xix) increase the aggregate amount of the FRACE Intercompany Debt so that, together with accrued interest thereon, it exceeds $200,000,000; or

(xx) authorize any of, or commit or agree to take any of, the foregoing actions.

(c) Reasonably prior (and in any event at least 2 Business Days prior) to any member of the Group entering into, assuming or materially amending any New Significant Customer Contract:

(i) the Seller shall use reasonable best efforts to consult with the Purchaser in advance and consider in good faith any comments and input from the Purchaser on the contemplated action; and

(ii) no member of the Group shall agree to any material provision previously identified by the Purchaser and the Seller without the prior consent in writing or by email of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed); provided that if the Purchaser does not respond within three (3) Business Days of any written request for such consent, the Purchaser’s consent shall be deemed to have been granted.

(d) Notwithstanding any of the foregoing, nothing in this Section 6.1 (including, for the avoidance of doubt, Section 6.1(c)) or elsewhere in this Agreement is intended to, nor shall it operate in any way so as to, provide operational control of the Group’s business to the Purchaser or to otherwise remove operational control from the Group of its business in conflict with or violation of any applicable Law (it being acknowledged and agreed that the other provisions of this Section 6.1 shall be limited to the extent necessary to comply with this Section 6.1(d) but shall otherwise be given effect).

Section 6.2 Purchaser Interim Covenants. The Purchaser hereby covenants that, during the Pre-Closing Period, except as expressly provided in this Agreement, as set forth in Section 6.2 of the Purchaser Disclosure Letter or as consented to in writing or email by the Seller (which consent shall not be unreasonably withheld, conditioned or delayed), the Purchaser shall not:

(a) amend or restate the Organizational Documents of the Purchaser in a manner that would have a disproportionate adverse effect on the Seller as compared to other holders of Purchaser Common Stock;

(b) split, combine or reclassify any Purchaser Common Stock, declare or pay any dividend or other distribution with respect to Purchaser Common Stock, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Purchaser Common Stock, except for (i) regular quarterly cash dividends by the Purchaser with customary record and payment dates on shares of Purchaser Common Stock; and (ii) repurchases of shares of Purchaser Common Stock at then prevailing market prices pursuant to the Purchaser’s share repurchase program as in effect from time to time, unless, in each case, equitable adjustments are made to the number of Purchaser Shares constituting the Closing Stock Consideration to the extent necessary to provide to the Seller the same economic effect as contemplated by this Agreement prior to such event; or

(c) enter into or adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization, in each case, of the Purchaser, unless equitable adjustments are made to the number of Purchaser Shares constituting the Closing Stock Consideration to the extent necessary to provide to the Seller the same economic effect as contemplated by this Agreement prior to such event.

Section 6.3 Pre-Closing Access and Information; Confidentiality.

(a) During the Pre-Closing Period, the Seller shall, and shall cause the members of the Group to, in connection with the Transactions and preparations for the transition of ownership of the Group at the Closing, or for purposes of Purchaser’s confirmatory due diligence, (i) afford to the Purchaser and the Purchaser’s Representatives reasonable access during normal business hours upon reasonable prior notice, to the properties, offices, personnel, facilities, books and records of the Group, (ii) furnish to the Purchaser and the Purchaser’s Representatives such information concerning the business, properties, contracts, personnel, books and records, as may be reasonably requested from time to time by the Purchaser and (iii) provide such cooperation as may be reasonably requested by the Purchaser in order to facilitate the integration and transition of ownership of the Group’s business and operations at the Closing. Notwithstanding the foregoing, no member of the Group shall be required to provide access to or to disclose information (x) the disclosure of or access to which is prohibited under applicable Law (including any Competition Law) or the confidentiality provisions of any Contract to which any member of the Group is a party, provided that such Group member has used reasonable best efforts to seek a waiver of any such restriction or otherwise seek to provide access to such information in a manner that does not violate such restriction, or (y) the disclosure of which would cause the Seller or any member of the Group to waive its attorney-client privilege with respect to such information; and provided, further that the Purchaser and the Purchaser’s Representatives shall not conduct any invasive environmental sampling at any of the Real Property.

(b) The Purchaser shall treat all information obtained from the Group which is non-public as Proprietary Information (as such term is defined in the Confidentiality Agreement) and the Purchaser shall continue to honor, and cause the Purchaser’s Representatives to honor, its obligations thereunder. The Purchaser shall also treat as confidential and not disclose any information it or its Representatives may learn about the direct and indirect equityholders of the Seller. Notwithstanding the foregoing, Purchaser and its Affiliates (i) may disclose any non-competitively sensitive information regarding the Group and its business, this Agreement and the other Transaction Documents and the Transactions (x) in connection with the Financing or (y) that is reasonably required for regulatory or compliance purposes (including disclosures made to comply with any securities regulation or securities exchange rule), and (ii) may disclose any information previously approved for disclosure by the Seller, and in either case without the prior written consent of the Seller.

(c) Prior to Closing, the Purchaser shall not contact any customer or supplier of the Group with respect to the Transactions without the prior written consent of the Seller (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.4 Affiliate Agreements. From and after the Closing, all Affiliate Agreements shall be terminated without any ongoing obligation or liability of any party thereto, and Seller shall take such action as may be necessary so that, effective as of the Closing, there shall be no liabilities, indebtedness or other obligations owed to or from any member of the Group, on the one hand, and the Seller or any Seller Affiliated Person, on the other hand.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1 Competition Filings.

(a) Each of the Purchaser and the Companies agrees to make, or cause to be made, their respective HSR Filings as promptly as practicable and in any event within ten (10) Business Days of the date hereof. Each of the Purchaser and the Companies agree to supply, or cause to be supplied, as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. The Purchaser and, to the extent required, the Companies, also agree to make, or cause to be made, the submission of an initial draft Form CO to the European Commission pursuant to the EUMR within twenty (20) Business Days of the date hereof and any other filings required under other Competition Laws, including the Additional Filings, as promptly as practicable and in any event within thirty (30) Business Days of the date hereof. The Seller shall, and shall procure that the Companies and their Affiliates shall, cooperate with the Purchaser in furnishing such information as may be required to make the HSR Filings, the Additional Filings and any other filings and any additional information or documentary material that may be required under the HSR Act or other Competition Laws in a timely and efficient manner (provided that the Companies may provide confidential information directly to any Governmental Authority with an advance copy to the Purchaser’s counsel on an outside counsel only basis consistent with Section 7.2(a)). The Purchaser and the Companies shall not (A) extend any waiting period or agree to re-file under the HSR Act (except with the prior written consent of the other party hereto, which consent shall not be unreasonably withheld, conditioned or delayed) or (B) enter into any agreement with any Governmental Authority agreeing not to consummate the Transactions.

(b) Each of the Purchaser and the Companies shall use their reasonable best efforts to take, or cause to be taken, and to do, or cause to be done, any and all steps necessary, proper, or advisable to avoid or eliminate each and every impediment under the HSR Act and any other Competition Laws that may be asserted by any Governmental Authority or any third Person so as to enable the parties hereto to consummate the Transactions as promptly as practicable, and in any event prior to the Outside Date; provided, however, that in no event shall the Purchaser be required to sell, divest or dispose of assets, properties or businesses (including assets, properties or businesses to be acquired by it under this Agreement) that generated total worldwide revenues in excess of $35,000,000 in calendar year 2013. In addition, until the Outside Date, the Purchaser shall use its reasonable best efforts to defend through any Action on the merits, including through appeal, any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any Order (whether temporary, preliminary or permanent) that would prevent the Closing prior to the Outside Date.

(c) The Purchaser shall not enter into any transaction, or any agreement to effect any transaction (including any merger or acquisition), that might reasonably be expected to make it materially more difficult, or to materially increase the time required, to (i) obtain the expiration and termination of the waiting period under the HSR Act or other Competition Laws applicable to the Transactions, (ii) avoid the entry of, the commencement of any Action seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order that would materially delay or prevent the completion of the Transactions, or (iii) obtain all authorizations, consent orders and approvals of Governmental Authorities necessary for the consummation of the Transactions.

(d) The Purchaser and the Companies shall pay, or cause to be paid, in equal proportions, all filing or other fees incurred in connection with the HSR Filing, the Additional Filings and any other filings under other Competition Laws required for the consummation of the Transactions.

Section 7.2 Consents.

(a) Without limiting the provisions of Section 7.1 (Competition Filings), each of the Purchaser, the Seller and the Companies shall cooperate and use reasonable best efforts to (i) make, as promptly as practicable, all necessary filings, and thereafter make any other required submissions and obtain, as promptly as practicable, from any Governmental Authority any authorizations, exemptions, certificates, registrations, clearances, consents, orders, approvals, permits or licenses that are required under any applicable Law to be obtained or made by the Seller, any member of the Group or the Purchaser, as the case may be, in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, and (ii) respond to any requests for information under any applicable Law. Except to the extent prohibited by applicable Law, the Purchaser, the Seller and the Companies shall consider in good faith the views of one another in connection with and provide to the other in advance, any analyses, appearances, presentations, filings, submissions, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto pursuant to this Section 7.2(a) or any correspondence or communications between the Purchaser, the Seller, the Companies or any of their Representatives, on the one hand, and any Governmental Authority, on the other hand in connection with any filings or submissions made pursuant to this Section 7.2(a) and if requested, accept reasonable additions, deletions or changes suggested by the other party in connection therewith; provided, however, that any correspondence or communications provided to the other party pursuant to this sentence, may be redacted (A) to remove references concerning the valuation of the Group, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns, in connection with proceedings under or relating to any applicable Law. None of the parties to this Agreement shall agree to participate in any meeting, telephone call or discussion with any Governmental Authority in respect of any filing, Action (including the settlement of any Action) or other inquiry unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting, telephone call or discussion.

(b) Each Company shall give (and shall cause any applicable member of the Group to give) any notices to third Persons, and use (and shall cause any applicable member of the Group to use) reasonable best efforts to obtain any consents or approvals from third Persons required in connection with the consummation of the Transactions under any Material Group Contracts. If either Company or any member of the Group fails to obtain any such consent from a third Person, then the Companies shall (and shall cause the Group members to) use reasonable best efforts to limit the adverse effect upon the Group from the failure to obtain such consent. The Purchaser shall use reasonable best efforts to assist the Company and the Group in obtaining all such consents and providing such notices, including providing any reasonable information or executing any documents reasonably required in connection therewith. Notwithstanding the foregoing but without limiting the parties’ obligations pursuant to Section 7.1 (Competition Filings), none of the Purchaser, the Companies or any other member of the Group shall have any obligation to pay any fee or similar payment to any third Person for the purpose of obtaining such consent or any costs and expenses of any third Person resulting from the process of obtaining any such consent.

Section 7.3 Notification of Certain Matters.

(a) During the Pre-Closing Period, the Seller and the Companies shall give prompt notice to the Purchaser upon becoming aware of (i) any notices, complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Governmental Authorities with respect to the Transactions, (ii) any written notices or other written communications from any third Persons alleging that the consent of such Person is or may be required with respect to the Transactions, (iii) the institution of any material Action involving any member of the Group relating to the Transactions or (iv) any material confidential information becoming compromised.

(b) During the Pre-Closing Period, the Purchaser shall give prompt notice to the Seller and the Companies upon becoming aware of (i) any notices, complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Governmental Authorities with respect to the Transactions, (ii) any written notices or other written communications from any third Persons alleging that the consent of such Person is or may be required with respect to the Transactions or (iii) the institution of any material Action involving the Purchaser relating to the Transactions.

Section 7.4 Public Announcements. Any public announcement or communication pertaining to this Agreement and the Transactions shall be issued in such form as shall be mutually agreed upon by the Seller and the Purchaser, and no party hereto shall issue or otherwise make any public announcement or communication pertaining to this Agreement or the Transactions without the prior written consent of the Seller and the Purchaser; provided, that if any such public announcement or communication is required by applicable Law, IFRS, GAAP or the rules and regulations of a stock exchange or trading system to be made by any party hereto, then such party shall be permitted to make such public announcement or communication so long as, prior to issuing such public announcement or communication, such party shall (a) use reasonable best efforts to consult with the Seller and the Purchaser regarding the contents of such public announcement or communication, (b) deliver a draft of such public announcement or communication to the Seller and the Purchaser, (c) give the Seller and the Purchaser a reasonable opportunity to comment thereon and (d) use reasonable best efforts to incorporate such comments therein. Notwithstanding the foregoing, Purchaser and its Affiliates may make any disclosures permitted by Section 6.3(b) (Pre-Closing Access and Information; Confidentiality).

Section 7.5 No Solicitation. During the Pre-Closing Period, the Seller and the Seller Representative shall not, and shall cause Parent, the Companies and the Group, their respective Affiliates and their Representatives not to, directly or indirectly (a) take any action intended to solicit, initiate, resume, facilitate or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, an Acquisition Proposal or (b) other than informing Persons of the existence of the provisions contained in this Section 7.5, engage in negotiations or discussions concerning, or enter into any agreement relating to, any Acquisition Proposal.

Section 7.6 Indemnification of Directors and Officers.

(a) For a period of six years following the Closing Date, the Group shall, and if it fails to, the Purchaser shall, indemnify, defend and hold harmless all current and former directors and officers of the Group (each, a “Group Indemnified Party” and collectively, the “Group Indemnified Parties”) against any Damages (including any Damages described in clause (ii) of the definition of “Purchaser Group Liabilities”) incurred in connection with any Action, whether civil, criminal, administrative or investigative, incurred or suffered by such Group Indemnified Party by reason of: (i) any act or omission or alleged act or omission performed or omitted to be performed on behalf of any member of the Group or otherwise in connection with the business of any member of the Group; or (ii) the fact that he or she is or was a director or officer of the any member of the Group, whether asserted or claimed prior to, at or after the Closing Date, to the fullest extent that such member of the Group, or the Purchaser, as the case may be, would have been permitted, under applicable Law, indemnification agreements existing on the date hereof or the applicable Organizational Documents in effect on the date hereof, to indemnify such Group Indemnified Party (and members of the Group shall also advance expenses as incurred to the fullest extent permitted under applicable Law, indemnification agreements or the applicable Organizational Documents). For a period of six years following the Closing Date, the Purchaser shall, and shall cause the Group to, ensure that the provisions in the Organizational Documents of each member of the Group allowing for the indemnification of and advancement of expenses to the Group Indemnified Parties and the provision of insurance for the Group Indemnified Parties shall not be amended in a manner that would limit the scope of such indemnification and insurance, except as required by applicable Law.

(b) The Companies shall purchase (or shall cause to be purchased) “tail” insurance policies comparable in all material respects to the Group’s current policies of directors’ and officers’ liability insurance coverage for the Group Indemnified Parties that shall provide such Group Indemnified Parties with coverage for a period of six years from and after the Closing Date, with reputable and financially sound carriers of at least the same coverage and amounts and containing terms and conditions that are no less advantageous in the aggregate than the current policies of directors’ and officers’ liability insurance maintained by the Group with respect to claims arising from or related to facts or events that occurred at or before the Closing Date; provided, however, that the Companies shall not be obligated to expend more than 300% of the annual premium for the current policies of directors’ and officers’ liability insurance maintained by the Group in the aggregate to purchase such “tail” insurance. If such insurance coverage can only be obtained at a premium in excess of 300% of such current annual premium, the Companies shall obtain and maintain one or more policies with the greatest coverage available for an aggregate premium equal to 300% of such current annual premium. Notwithstanding anything in this Agreement to the contrary, the Purchaser and the Companies shall each be responsible for and shall pay one half of the price for the “tail” insurance policies to be purchased by the Companies under this Section 7.6(b).

(c) The provisions of this Section 7.6 are intended to be for the benefit of, and shall be enforceable by, each Group Indemnified Party and each party entitled to insurance coverage under this Section 7.6, respectively, and his or her heirs and legal representatives, which shall be deemed as third party beneficiaries under this Agreement, and shall be in addition to, and shall not impair, any other rights a Group Indemnified Party may have under the applicable Organizational Documents of any member of the Group, under applicable Law or any indemnification agreement. The Purchaser shall ensure that the members of the Group comply with all of their respective obligations under this Section 7.6 and the Purchaser hereby guarantees all such obligations of the Group under this Section 7.6.

(d) If the Purchaser or any member of the Group (or any of their respective successors or assigns) (i) consolidates with or merges with or into any other Person and is not the continuing company or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all its properties and assets to any Person, the Purchaser shall cause proper provisions to be made such that the successors and assigns of the Purchaser or such member of the Group (as applicable) shall assume the obligations set forth in this Section 7.6.

Section 7.7 Employee Matters.

(a) Following the Closing Date, the Purchaser shall, for a period of no less than one year following the Closing Date, cause the Group to provide individuals who are employed by any member of the Group immediately prior to the Closing Date and who remain employed by Purchaser and its Subsidiaries (the “Employees”) with salaries, wages, bonus, commission and incentive opportunities and employee benefits that are comparable in the aggregate to those provided to the Employees by such member of the Group immediately prior to the Closing.

(b) Following the Closing Date, the Purchaser shall, and shall cause the Company to, honor all Benefit Plans and each written contract between any member of the Group, on the one hand, and any employees, officers, directors or consultants of such member of the Group, on the other hand, in accordance with their respective terms as of the Closing Date. Notwithstanding the foregoing, nothing in this Section 7.7 of this Agreement shall in any way restrict or limit the ability of the Purchaser or any member of the Group to (i) modify, amend or terminate any Benefit Plan or Contract referred to in the preceding sentence in accordance with its terms or obligate any of them to continue any such Benefit Plan or Contract for any time after the Closing Date or (ii) terminate the employment of any Employee at any time after the Closing Date.

(c) The Purchaser or its applicable Affiliates shall cause all of their benefit plans, policies or arrangements under which Employees participate to recognize service with the Group (including predecessors) prior to the Closing Date, for all purposes to the same extent recognized by the Group under a corresponding Benefit Plan prior to the Closing Date, provided that such service recognition shall not be required for purposes of retiree medical programs, for purposes of benefit accrual under defined benefit retirement plans, or where such recognition would result in a duplication of benefits (or where similar credit is not given to other similarly situated employees of Purchaser).

(d) With respect to all welfare benefit plans and other US Group Plans maintained by the Purchaser or its Affiliates for the benefit of the Employees on and after the Closing, the Purchaser shall, or shall cause the applicable member of the Group or such plan to, make commercially reasonable efforts to (i) waive all limitations as to preexisting conditions, exclusions and waiting periods applicable to the Employees (and their covered dependents), and (ii) in determining any deductible, out-of-pocket limitations, co-payments or similar requirements under healthcare plans, give full credit towards satisfying any applicable deductible or similar requirements for the applicable plan year in which the Closing Date occurs with respect to an amount equal to the excess of the total expenses paid by any Employee during the portion of the applicable plan year prior to the Closing Date pursuant to all Benefit Plans that are healthcare plans.

(e) Purchaser shall have no liability in respect of the Excluded Incentive Arrangements, and the Seller shall indemnify and hold Purchaser and its Affiliates harmless in respect of the Excluded Incentive Arrangements and any liabilities thereunder.

(f) The Companies will provide to the Purchaser within ten Business Days following the date of this Agreement a correct and complete list of each current employee of all members of the Group as of the date of this Agreement, with such list indicating each employee’s job title, status (active or on statutory or employer approved leave and full-time or part-time), annual base salary or wage rate, target annual bonus, work location, and years of service. Such list shall be updated by the Companies as of a date as near as practicable to the Closing Date and provided to the Purchaser no later than the Closing Date.

(g) Nothing in this Section 7.7, whether express or implied, shall confer upon any Person (including any current or former director, officer or employee of, or consultant or independent contractor to, the Purchaser, any member of the Group or any of their respective Affiliates) any third party beneficiary or other rights or remedies, including any right to employment or continued employment for any specified period or continued participation in any benefit plan, of any nature or kind whatsoever under or by reason of this Section 7.7. No provision of this Section 7.7 is intended to and such provisions do not modify, amend or create any employee benefit plan of the Purchaser, any member of the Group or any of their respective Affiliates.

Section 7.8 280G Matters. Prior to the Closing Date, the Seller shall, or shall cause an Affiliate of the Seller to, (a) solicit, and use commercially reasonable efforts to obtain, from each “disqualified individual” (as defined in Section 280G(c) of the Code) a waiver by such individual of any and all payments (or other benefits) contingent on the consummation of the Transactions (within the meaning of Section 280G(b)(2)(A)(i) of the Code) to the extent necessary so that such payments and benefits would not be “excess parachute payments” under Section 280G of the Code, (b) submit to the Shareholders for a vote all such waived payments in a manner such that, if such vote is adopted by such shareholders in a manner that satisfies the shareholder approval requirements under Section 280G(b)(5)(B) of the Code and regulations promulgated thereunder, no payment received by such “disqualified individual” would be a “parachute payment” under Section 280G(b) of the Code (determined without regard to Section 280G(b)(4) of the Code) and (c) deliver to the Purchaser evidence reasonably satisfactory to the Purchaser of the results of such vote. Such vote shall establish the “disqualified individual’s” right to receive or retain the payment or other compensation. In addition, the Seller shall, or shall cause an Affiliate of the Seller to, provide adequate disclosure to the Shareholders of all material facts concerning all payments that, but for such vote, could be deemed “parachute payments” to any such “disqualified individual” under Section 280G of the Code in a manner that satisfies Section 280G(b)(5)(B)(ii) of the Code and regulations promulgated thereunder. The Seller shall provide or cause to be provided to the Purchaser written drafts of the shareholder disclosure statement, waivers, and shareholder approval forms that will be provided to disqualified individuals and shareholders in advance of delivering such documents to the disqualified individuals and shareholders, as applicable, and allow the Purchaser and its Representatives a reasonable opportunity to provide comments on such documents.

Section 7.9 Financing Cooperation; Payoff Letters; Release of Liens.

(a) Prior to the Closing, the Companies shall and shall use their reasonable best efforts to cause their Representatives to, and the Seller Representative shall and shall cause Parent and its Subsidiaries to and shall use their reasonable best efforts to cause Parent’s and its Subsidiaries’ Representatives to, provide all cooperation that is customary or advisable and reasonably requested by the Purchaser (including reasonable requests of banks, initial purchasers, underwriters or their counsel) to assist the Purchaser in the arrangement of any third party debt, equity or equity-related financing for the purpose of financing the aggregate Closing Cash Consideration, any repayment or refinancing of debt of the Group contemplated by this Agreement or required in connection with the transactions contemplated hereby and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and all related fees and expenses of the Purchaser (the “Financing”) (it being understood that the arrangement or receipt of any such Financing is not a condition to the Transactions); provided, however, that nothing herein shall require such cooperation to the extent it would (A) unreasonably disrupt the conduct of the business or operation of the Group or (B)

require the Seller Representative or the Parent or any of its Subsidiaries to pay any fees, reimburse any expenses or otherwise incur any liability or provide any legal opinions, comfort letters or solvency certificates or give any indemnities prior to the Closing for which it is not promptly reimbursed or simultaneously indemnified. Notwithstanding anything to the contrary provided in the Confidentiality Agreement or herein, the Purchaser shall be permitted to provide its Financing Sources on a confidential basis any information provided by the Seller Representatives or the Parent and its Subsidiaries and may make disclosures permitted by Section 6.3(b). Purchaser shall promptly, upon request by the Companies, reimburse the Seller Representative or any of the Parent and its Subsidiaries for all reasonable costs and expenses (including reasonable attorneys’ fees, but excluding for the avoidance of doubt, the costs of the preparation of any annual or quarterly financial statements) incurred by the Seller Representative or Parent and its Subsidiaries or their respective Representatives in connection with the Financing, including the cooperation of the Seller Representative or the Parent and its Subsidiaries and Representatives contemplated by this Section 7.9, and shall indemnify and hold harmless the Seller Representative and the Parent and its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith, except with respect to (i) any information provided by the Seller Representative or the Parent and its Subsidiaries or (ii) any actual and intentional fraud or intentional misrepresentation or willful misconduct by any such persons.

(b) Notwithstanding anything to the contrary contained in this Agreement, the condition set forth in Section 8.2(d) (Additional Conditions to Obligations of the Purchaser – Covenants and Agreements of the Group), as it applies to the Companies’ and the Seller Representative’s obligations under Section 7.9(a), shall not be deemed unsatisfied due to a breach by the Companies’ or the Seller Representative’s breach(es) of their obligations under Section 7.9(a) unless such breach materially contributed to a failure to obtain Financing.

(c) Subject to Section 7.9(d), the Companies shall use reasonable best efforts to deliver all notices and take other actions required to facilitate the termination of commitments in respect of each of the Senior Credit Agreement and the Mezzanine Credit Agreement and, to the extent requested by the Purchaser, any Indebtedness incurred by any of the Companies pursuant to Section 6.1(b)(x) (Indebtedness) (it being understood that the Seller shall promptly and in any event no later than ten (10) days prior to the Closing Date notify the Purchaser of the amount of any such Indebtedness incurred or to be incurred), repayment in full of all obligations in respect of such Indebtedness and release of any Liens and guarantees in connection therewith on the Closing Date. In furtherance and not in limitation of the foregoing, subject to Section 7.9(d), the Companies shall use reasonable best efforts to deliver to Purchaser at least five (5) Business Days prior to the Closing Date customary payoff letters with respect to each of the Senior Credit Agreement, the Mezzanine Credit Agreement and, to the extent requested by the Purchaser, any Indebtedness incurred by any of the Companies pursuant to Section 6.1(b)(x) (Indebtedness) (each, a “Payoff Letter”), in substantially final form and in form and substance reasonably acceptable to Purchaser from all financial institutions and other persons to which such Indebtedness is owed, or the applicable agent, trustee or other representative on behalf of such Persons, which Payoff Letters together with any related release documentation shall, among other things, include the payoff amount (the “Payoff Amount”) and provide in substance reasonably acceptable to Purchaser, among other things, that Liens (and guarantees), if any, granted in connection therewith relating to the assets, rights and properties of the Parent and its Subsidiaries securing such Indebtedness and any other obligations secured thereby, shall be, upon the payment of the amount set forth in the applicable payoff letter at or prior to the Closing be released and terminated. The Companies shall use reasonable best efforts to deliver to Purchaser at least five (5) Business Days prior to the Closing Date, but in no event later than three (3) Business Days before the Closing Date, a detailed written calculation of the amount required to satisfy and discharge in full at Closing (i) the 2018 PIK Notes and (ii) the 2019 PIK Notes, which calculation will include all amounts required to be paid with respect to principal, interest (including accrued and unpaid interest), premium, penalties, fees, expenses and any other amounts required to redeem the 2018 PIK Notes and 2019 PIK Notes, as the case may be (such amount, the “Satisfaction and Discharge Amount”) at the redemption date specified in the applicable redemption notice. At or prior to the Closing (but subject to the Closing occurring), the Seller Representative shall cause the obligors under the PIK Notes to discharge the PIK Notes by paying to the holders of the PIK Notes the applicable Satisfaction and Discharge Amounts. At the Closing, the Seller Representative shall deliver to the Purchaser evidence reasonably satisfactory to the Purchaser of the satisfaction and discharge of the PIK Notes at the Closing.

(d) The Seller and the Companies shall use reasonable best efforts to obtain the release, discharge, removal and termination of all Liens on the assets of the Group and equity interests in members of the Group arising under the Specified Swaps, without the grant of any Lien over the assets of or equity interests in any members of the Group or the posting of any letter(s) of credit or cash collateral by any member of the Group; provided that the foregoing shall not require the Seller or any of the Companies to pay any amount, continue or grant any guarantee or Lien or post any letter(s) of credit or cash collateral (it being acknowledged and agreed that, notwithstanding anything in this Agreement to the contrary, any member of the Group may take the actions mutually agreed by the Seller and the Purchaser). Notwithstanding anything in this Agreement to the contrary, if after complying with their obligations pursuant to this Section 7.9(d), the Seller and the Companies fail to obtain the release, discharge, removal and termination of all liens on the assets of the Group and equity interests in members of the Group arising under the Specified Swaps and Seller notifies the Purchaser in writing of such failure prior to Closing, none of the Seller or any of the Companies shall be liable to any Purchaser Indemnified Party for any breach of any other covenant or agreement or any representation or warranty set forth in this Agreement with respect to such liens to the extent resulting from such failure.

Section 7.10 Preservation of Records; Post-Closing Access and Confidentiality.

(a) The Purchaser shall preserve and keep, and cause the Group to preserve and keep, information and books and records held by any member of the Group relating to the Seller for a period of three years from the Closing Date, during which time the Purchaser shall make such information and books and records available to the Seller Representative as the Seller Representative may reasonably require in connection with any audit, investigation, dispute or litigation, provided that the Seller Representative shall reimburse the Purchaser for all reasonable and documented out-of-pocket costs and expenses incurred in connection with any such request. Notwithstanding the foregoing, (i) any such access rights shall be exercised in such manner as not to interfere unreasonably with the conduct of the business of the Group or the

Purchaser and its Subsidiaries, and (ii) the Purchaser may withhold any document (or portions thereof) or information to the extent that (x) it may not be disclosed pursuant to the terms of a non-disclosure agreement with a third party, provided that Purchaser shall use reasonable efforts to obtain a waiver of such restriction or otherwise seek to provide access to such information in a manner that does not violate such restriction, or (y) the disclosure would cause the Purchaser or any member of the Group to waive its attorney-client privilege with respect to such information.

(b) From and after the Closing, each of the Seller and the Seller Representative shall, and shall cause their respective Affiliates and Representatives to, keep all documents, materials, records and other information that it has or has obtained prior to or after the Closing regarding the Purchaser or any member of the Group (“Confidential Information”) strictly confidential and will not disclose such information without the Purchaser’s prior written consent. “Confidential Information” shall not include information that (i) is or becomes publicly available (other than as a result of a disclosure by Seller, the Seller Representative or the Parent Securityholders or their respective Representatives in violation of this Section 7.10(b)), (ii) is or becomes available to them from a source that, to their knowledge, is not prohibited from disclosing such information to them by a legal, contractual or fiduciary obligation or (iii) has been independently developed by them (other than by or with respect to any member of the Group) or their respective Representatives without reference to Confidential Information.

(c) Effective as of the Closing, all of the restrictions on and obligations of Purchaser in the Confidentiality Agreement shall automatically terminate in their entirety (including, for the avoidance of doubt, any such provisions that purport to survive termination of the Confidentiality Agreement).

Section 7.11 NYSE Listing. The Purchaser shall as promptly as reasonably practicable prepare and file with the NYSE an Additional Listing Application with respect to the Purchaser Shares and shall use its reasonable best efforts to obtain, prior to the Closing Date (and in any event shall obtain within ten (10) Business Days after the Closing Date), approval of the listing of the Purchaser Shares, subject only to official notice to the NYSE of issuance.

Section 7.12 Lock-Up of Purchaser Shares. For a period of one hundred twenty (120) days following the Closing Date, the Seller shall not, and shall procure an agreement of the Permitted Transferees to not, directly or indirectly, without the prior written consent of the Purchaser, offer, sell, contract to sell, transfer, pledge, grant any option to purchase, make any short sale or otherwise dispose of (each such transaction, a “Transfer”) any of the Purchaser Shares or any options or warrants to purchase any Purchaser Shares, or any securities convertible into, exchangeable for or that represent the right to receive shares of the Purchaser Shares or engage in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Purchaser Shares. However, nothing in this Section 7.12 shall prevent or restrict the Seller or any Permitted Transferee from pledging any of the Purchaser Shares to any bona fide third party lender or Transferring Purchaser Shares (a) in connection with a sale of the Purchaser approved by the Board of Directors of the Purchaser (whether by merger, consolidation, sale of shares of capital stock, other business combination transaction, sale of all or substantially all of the assets or otherwise) or a tender offer or exchange offer for all of the outstanding shares of Purchaser Common Stock, (b) to any Affiliate or direct or indirect equityholders of such Permitted Transferee or (c) to any family member of such Permitted Transferee or trust for estate planning purposes; provided, however, that in each such case, it shall be a condition to the Transfer that (i) the lender or transferee either execute and deliver an Investor Representation Letter and be a Permitted Transferee and (ii) there shall be no further Transfer of such Purchaser Shares except in accordance with the lock-up provisions of this Section 7.12. For the avoidance of doubt, nothing in this Section 7.12 shall be construed to apply to any shares of capital stock of the Purchaser owned by the Seller or any Permitted Transferee other than the Purchaser Shares.

Section 7.13 Registration Rights Agreement. At the Closing, the Seller, the Permitted Transferees who receive Purchaser Shares at Closing pursuant to Section 2.7(b), as applicable, and the Purchaser shall enter into an Registration Rights Agreement substantially in the form attached hereto as Exhibit C (the “Registration Rights Agreement”) providing for the registration for resale of all of the Purchaser Shares.

Section 7.14 Employee Non-Solicitation. For three (3) years following the Closing Date, the Seller Representative agrees that the Seller Representative and its Affiliates and their respective Representatives shall not, without the prior written consent of the Purchaser, directly or indirectly, solicit to employ, engage or hire, or actually employ, engage or hire, any of the senior managers of the Group set forth on Section 7.14 of the Group Disclosure Letter (the “Senior Managers”); provided, however, that this Section 7.14 shall not (a) restrict any general advertisement or general search firm engagement, in each case, which is not directed or focused on employees of the Group or such Senior Managers, (b) apply with respect to any such Senior Manager who ceases to be employed by the Group or the Purchaser or any of its Subsidiaries at least six (6) months prior to any direct or indirect solicitation by the Seller Representative, its Affiliates or their respective Representatives or (c) apply with respect to any such Senior Manager who is terminated by the Purchaser or any member of the Group following the Closing. Notwithstanding anything in this Section 7.14 to the contrary, the provisions of this Section 7.14 shall not apply to any portfolio company of the Seller Representative or any of its Affiliates, provided that such portfolio company is not acting at the direction or on behalf of, and has not received any non-public information regarding Group employees from, the Seller Representative or any of its Affiliates.

Section 7.15 Further Assurances. Subject to the terms and conditions of this Agreement, each party to this Agreement agrees to execute such documents and other papers and use reasonable best efforts to take or cause to be taken all action and to perform or cause to be performed all things and acts reasonably necessary, proper or advisable to carry out the provisions of this Agreement and to consummate the Transactions, including contesting any Action relating to the Transactions. No document executed pursuant to this Section 7.15 shall be deemed to expand or limit the rights and obligations of the parties hereto beyond those provided in this Agreement or provide for any additional rights or obligations of the parties hereto that are not provided for in this Agreement. In the event of any conflict between the terms of any such documents and this Agreement, the terms of this Agreement shall control.

Section 7.16 Restrictive Legend.

(a) The certificates representing the Purchaser Shares to be issued and delivered hereunder shall bear the following legend (it being agreed that if the Purchaser Shares are not in certificated form, other appropriate restrictions shall be implemented to give effect to the following):

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THEY MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SUCH ACT AND ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OR AN EXEMPTION FROM SUCH REGISTRATION UNDER SUCH ACT AND SUCH LAWS. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR OTHER TRANSFER OTHERWISE COMPLIES WITH THE SECURITIES ACT AND ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO ADDITIONAL CONTRACTUAL RESTRICTIONS ON TRANSFER AND, SUBJECT TO CERTAIN EXCEPTIONS, GENERALLY MAY NOT BE TRANSFERRED OR PLEDGED FOR A PERIOD OF 120 DAYS AFTER [THE CLOSING DATE].”

(b) Subject to the terms and conditions of the Registration Rights Agreement, upon either the sale of the Purchaser Shares pursuant to a registration statement or upon Seller’s satisfaction of the relevant holding period under Rule 144 of the Securities Act, and at the Seller’s request, the Seller and the Purchaser shall use reasonable best efforts to cooperate with each other to exchange the Seller’s certificates for such relevant Purchaser Shares for new certificates not bearing a legend restricting transfer under the Securities Act, and shall provide such certificates, documents and/or legal opinions as Purchaser and the Purchaser’s registrar and transfer agent may reasonably request in connection therewith.

Section 7.17 Release from Seller Credit Support Instruments.

(a) Each of Purchaser and Seller shall cooperate with each other and use their reasonable best efforts to terminate each of the guarantees from a Non-Group Seller Entity listed on and described in Section 7.17(a) of the Group Disclosure Letter or any guarantees identified or entered into after the date hereof with the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed) (the “Non-Group Seller Entity Guarantees”) and replace the letters of credit set forth on Section 7.17(a) of the Group Disclosure Letter or any letters of credit identified or issued after the date hereof with the Purchaser’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) (the “Non-Group Seller Entity LofCs”) with substantially equivalent replacement credit support provided by the Purchaser or one of its Affiliates, in each case, effective as of the Closing. In furtherance of the foregoing, Purchaser shall (i) use its reasonable best efforts to cause the beneficiary of each Non-Group Seller Entity Guarantee, effective as of the Closing, to accept a substitute guarantee or such other form of assurance (including a letter of credit or other cash collateral) as may be reasonably requested by the beneficiary of each such Non-Group Seller Entity Guarantee and (ii) use its reasonable best efforts to cause the beneficiary of a Non-Group Seller Entity LofC to exchange such Non-Group Seller Entity LofC for a new letter of credit issued for the account of the Purchaser or one of its Affiliates, in each case, effective as of Closing.

(b) To the extent Seller and Purchaser are unable to terminate or replace a Non-Group Seller Entity Guarantee or a Non-Group Seller Entity LofC or obtain the beneficiary’s consent to the substitution therefor at or prior to the Closing as contemplated in Section 7.17(a), Seller agrees to use its reasonable best efforts (and to cause its Affiliates to use their reasonable best efforts) to maintain each such Non-Group Seller Entity Guarantee or a Non-Group Seller Entity LofC in place until the expiration of the then-current term of the underlying Contract or other obligation supported by each such Non-Group Seller Entity Guarantee or Non-Group Seller Entity LofC in accordance with its terms (it being understood that after each such expiration, the Seller and/or its Affiliates shall have no obligation to renew any such Non-Group Seller Entity Guarantee or Non-Group Seller Entity LofC). Purchaser shall have a continuing obligation after the Closing to use its reasonable best efforts to have any such Non-Group Seller Entity Guarantee or Non-Group Seller Entity LofC terminated or replaced in a manner consistent with the last sentence of Section 7.17(a).

(c) Pending the release of the Seller and its Affiliates from the Non-Group Seller Entity Guarantees and Non-Group Seller Entity LofCs, the Purchaser shall indemnify the Seller and its Affiliates from and against any amounts paid by any of them after Closing pursuant to any such Non-Group Seller Entity Guarantees and Non-Group Seller Entity LofCs. All costs and expenses incurred in connection with the release or substitution of the Non-Group Seller Entity Guarantees and the Non-Group Seller Entity LofCs shall be borne by the Purchaser.

Section 7.18 Periodic Statements. As soon as reasonably practicable after the end of each calendar month and each fiscal quarter (but in no event later than thirty (30) days after the end of each month and forty-five (45) days after the end of each fiscal quarter) during the Pre-Closing Period, Seller will provide or cause to be provided to Purchaser (i) standard monthly and/or quarterly reports (“Periodic Statements”), as applicable, prepared in the ordinary course for the Group consisting of the unaudited consolidated balance sheet, income statement and statement of cash flows for FR Acquisition Holding Corporation (Luxembourg), S.à.r.l. for the month or quarter then ended, (ii) the Combined Financial Statements for the month or quarter then ended; and (iii) a corresponding Reconciliation Statement for the month or quarter then ended. In addition, as soon as reasonably practicable, but in no event later than thirty (30) days after the date of this Agreement, Seller will provide or cause to be provided to the Purchaser Reconciliation Statements with respect to the Section 4.7(a) Financial Statements.

Section 7.19 Supplemental Environmental Insurance Policy. Prior to the Closing, in consultation with the Purchaser, the Companies may obtain supplemental environmental insurance or pollution legal liability environmental insurance. The Purchaser shall pay or reimburse the Seller for up to $500,000 for the costs of such insurance and, from and after the Closing, the Purchaser shall comply, and shall cause the Group to comply, in all material respects with the terms of the applicable insurance policy(ies).

ARTICLE VIII

CONDITIONS

Section 8.1 Conditions to Obligations of Each Party. The respective obligations of each party to effect the Transactions shall be subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived in writing by the parties hereto:

(a) No Orders. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order which is in effect and which has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions.

(b) HSR Act; Other Competition Laws. All waiting or notice periods (and extensions thereof), as set forth on Section 8.1(b) of the Group Disclosure Letter, shall have expired, been deemed to have expired, been waived or otherwise been terminated.

Section 8.2 Additional Conditions to Obligations of the Purchaser. The obligations of the Purchaser to effect the Transactions are also subject to the satisfaction at or prior to the Closing of each of the following conditions, any or all of which may be waived in writing by the Purchaser:

(a) Representations and Warranties of the Seller. The representations and warranties of the Seller set forth in Section 3.4 (Title to Shares) and 3.7 (Brokers) shall be correct and complete in all respects (except for inaccuracies that are immaterial) as of the Closing Date (other than representations and warranties that address matters only as of an earlier date, in which case, as of such earlier date). The other representations and warranties of the Seller set forth in Article III shall be correct and complete (without regard to any materiality, material adverse effect or “Seller Material Adverse Effect” qualification therein) as of the Closing Date (other than representations and warranties which address matters only as of an earlier date, in which case, as of such earlier date), except for breaches or inaccuracies that, individually or in the aggregate, have not had and would not reasonably be expected to have a Seller Material Adverse Effect. The Purchaser shall have received a certificate with respect to the foregoing signed on behalf of the Seller by any manager of the Seller.

(b) Representations and Warranties of the Companies. The representations and warranties of the Companies set forth in Section 4.5(a), (b) and (c) (Capitalization) and Section 4.25 (Brokers) shall be correct and complete in all respects (except for inaccuracies that are immaterial) as of the Closing Date (other than representations and warranties that address matters only as of an earlier date, in which case, as of such earlier date). The other representations and warranties of the Companies set forth in Article IV shall be correct and complete (without regard to any materiality, material adverse effect or “Group Material Adverse Effect” qualification therein, except in the case of the representations and warranties set forth in Section 4.7(a), (b) and (f) (Financial Statements; Indebtedness), Section 4.8 (No Group Material Adverse Effect; Absence of Certain Developments), the categories of Material Group Contracts in Section 4.16(a) (Contracts) and the word “Material” in the term “Material Group

Contracts”) as of the Closing Date (other than representations and warranties which address matters only as of an earlier date, in which case, as of such earlier date), except for breaches or inaccuracies that, individually or in the aggregate, have not had and would not reasonably be expected to have a Group Material Adverse Effect. The Purchaser shall have received a certificate with respect to the foregoing signed on behalf of the Companies by each Company’s Chief Executive Officer or Chief Financial Officer.

(c) Covenants and Agreements of the Seller and the Companies. The Seller and the Companies shall have performed or complied in all material respects with all of their covenants and agreements required by this Agreement to be performed or complied with by them on or prior to the Closing Date. The Purchaser shall have received a certificate to such effect signed on behalf of the Seller and the Companies by their respective Chief Executive Officer or Chief Financial Officer.

(d) Covenants and Agreements of the Group. The Group shall have performed or complied in all material respects with all of its covenants and agreements required by this Agreement to be performed or complied with by the Group on or prior to the Closing Date. The Purchaser shall have received a certificate to such effect signed on behalf of the Companies by each Company’s Chief Executive Officer or Chief Financial Officer.

(e) Release of Liens under Senior Credit Agreement and Mezzanine Credit Agreement. Subject to the Purchaser’s satisfaction of its obligations pursuant to Section 2.7(c)(i) and (ii), the Liens (and guarantees), if any, relating to the assets, rights and properties of the Parent and its Subsidiaries securing the Indebtedness under the Senior Credit Agreement and the Mezzanine Credit Agreement, the Specified Swaps and any other obligations secured by the Senior Credit Agreement and the Mezzanine Credit Agreement, as well as any Liens incurred pursuant to Section 6.2(b)(iii)(B) (Liens) hereof, shall be released and terminated.

(f) No Group Material Adverse Effect. Since the date of this Agreement, no Group Material Adverse Effect shall have occurred. The Purchaser shall have received a certificate to such effect signed on behalf of the Companies by each Company’s Chief Executive Officer or Chief Financial Officer.

Section 8.3 Additional Conditions to Obligations of the Seller. The obligations of the Seller to effect the Transactions are also subject to the satisfaction at or prior to the Closing of each of the following conditions, any or all of which may be waived in writing by the Seller:

(a) Representations and Warranties. The representations and warranties of the Purchaser set forth in Section 5.4 (Capitalization) and Section 5.11 (Brokers) shall be correct and complete in all respects (except for inaccuracies that are immaterial) as of the Closing Date (other than representations and warranties that address matters only as of an earlier date, in which case, as of such earlier date). The other representations and warranties of the Purchaser set forth in Article V shall be correct and complete (without regard to any materiality, material adverse effect or “Purchaser Material Adverse Effect” qualification therein) as of the Closing Date (other than representations and warranties which address matters only as of an earlier date, in which case, as of such earlier date), except for breaches or inaccuracies that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Purchaser Material Adverse Effect. The Seller shall have received a certificate with respect to the foregoing signed on behalf of the Purchaser by its Chief Executive Officer or Chief Financial Officer.

(b) Covenants and Agreements. The Purchaser shall have performed or complied in all material respects with all of its covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date. The Seller shall have received a certificate to such effect signed on behalf of the Purchaser by its Chief Executive Officer or Chief Financial Officer.

(c) No Purchaser Material Adverse Effect. Since the date of this Agreement, no Purchaser Material Adverse Effect shall have occurred, and the Seller shall have received a certificate to such effect signed on behalf of the Purchaser by its Chief Executive Officer or Chief Financial Officer; provided, however, that if the requirements of this Section 8.3(c) are not satisfied and Seller elects not to consummate the Transactions, Seller shall deliver written notice of such election to Purchaser, whereupon Purchaser shall have a period of three (3) Business Days following such delivery to elect in writing to substitute the Closing Stock Consideration for an amount of cash equal to the Closing Stock Consideration Amount and, in the event Purchaser notifies the Seller of such election in writing within such three (3) Business Day period, this Section 8.3(c) shall be deemed satisfied.

Section 8.4 Frustration of Closing Conditions. No party hereto may rely on the failure of any condition set forth in Sections 8.1 (Conditions to Obligations of Each Party), 8.2 (Additional Conditions to Obligations of the Purchaser) or 8.3 (Additional Conditions to Obligations of the Seller), as the case may be, if such failure was the direct result of such party’s failure to comply with or breach of any provision of this Agreement. The Purchaser and the Seller shall not, and shall cause the Seller Representative, Parent and the Companies not to, and shall cause their respective Affiliates (excluding any portfolio companies of Affiliates of the Seller Representative who are not acting at the direction or on behalf of, or on the basis of non-public information regarding the Group or the Transactions provided by, the Seller Representative or its Affiliates) not to, willfully take (or omit to take) any action for purposes of frustrating the satisfaction of any of the conditions set forth in Sections 8.1 (Conditions to Obligations of Each Party), 8.2 (Additional Conditions to Obligations of the Purchaser) or 8.3 (Additional Conditions to Obligations of the Seller) or delaying the Closing Date.

ARTICLE IX

INDEMNIFICATION

Section 9.1 Indemnification.

(a) Seller Indemnity. Upon the terms and subject to the conditions of this Article IX, from and after the Closing Date, the Seller hereby agrees to indemnify, defend and hold harmless the Purchaser and its Affiliates and their respective Representatives, successors and assigns (each, a “Purchaser Indemnified Party” and collectively, the “Purchaser Indemnified Parties”) from and against any Damages incurred by any Purchaser Indemnified

Party to the extent arising out of, relating to or resulting from (or constituting, in the case of clause (iii)): (i) any breach of any representation or warranty of the Seller set forth in Article III of this Agreement or of the Companies set forth in Article IV of this Agreement, as of the Closing Date (other than representations and warranties that address matters only as of an earlier date, in which case, as of such earlier date) (provided that, for purposes of this Section 9.1(a), any materiality, material adverse effect, “Seller Material Adverse Effect” or “Group Material Adverse Effect” qualification therein shall be disregarded and not given effect, except in the case of the representations and warranties set forth in Section 4.7(a), (b) and (f) (Financial Statements; Indebtedness), Section 4.8 (No Group Material Adverse Effect; Absence of Certain Developments), the categories of Material Group Contracts in Section 4.16(a) (Contracts) and the word “Material” in the term “Material Group Contracts” and provided further that, any indemnification for Conveyance Taxes as a result of a breach of Section 4.13(s) shall be subject to Section 10.6 (Conveyance Taxes)); (ii) any breach of any covenant or agreement of the Seller or any Company set forth in this Agreement; (iii) any Conveyance Taxes for which the Seller is liable under Section 10.6 (Conveyance Taxes); (iv) the Specified Swaps, provided that the Seller shall indemnify, defend and hold harmless the Purchaser Indemnified Parties from and against only 90% of any Damages incurred by any Purchaser Indemnified Party to the extent arising out of, relating to or resulting from the Specified Swaps; (v) the Specified Taxes, provided that the Seller shall indemnify, defend and hold harmless the Purchaser Indemnified Parties from and against only 50% of any Specified Taxes; or (vi) any Disclosed Taxes.

(b) Purchaser Indemnity. Upon the terms and subject to the conditions of this Article IX, from and after the Closing Date, the Purchaser hereby agrees to indemnify, defend and hold harmless the Seller and its Affiliates and their respective Representatives, successors and assigns (each, a “Seller Indemnified Party” and collectively, the “Seller Indemnified Parties”) from and against any Damages incurred by the Seller Indemnified Party to the extent arising out of, relating to or resulting from (or constituting, in the case of clause (iii)): (i) any breach of any Purchaser Fundamental Representation, as of the Closing Date (other than representations and warranties that address matters only as of an earlier date, in which case, as of such earlier date) (provided that, for purposes of this Section 9.1(b), any materiality, material adverse effect, or “Purchaser Material Adverse Effect” qualification therein shall be disregarded and not given effect, except in the case of the representations and warranties set forth in Section 5.6 (No Purchaser Material Adverse Effect; Absence of Certain Developments)); (ii) any breach of any covenant or agreement of the Purchaser set forth in this Agreement (including Purchaser’s covenants in Section 7.17 (Release from Seller Credit Support Instruments)); or (iii) any Purchaser Group Liabilities.

Section 9.2 Defense of Third Party Claims.

(a) Promptly after the receipt by any Person entitled to indemnification pursuant to this Article IX (the “Indemnified Party”) of notice of the commencement of any Action involving a third party (such Action, a “Third Party Claim”), such Indemnified Party shall, if a claim with respect thereto is to be made against any party or parties obligated to provide indemnification pursuant to this Article IX (the “Indemnifying Party”), give such Indemnifying Party written notice of such Third Party Claim in reasonable detail in light of the circumstances then known to such Indemnified Party (the “Third Party Claim Notice”); provided that the failure of the Indemnified Party to provide such notice shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that such failure to give notice shall prejudice any defense or claim available to the Indemnifying Party.

(b) The Indemnifying Party may undertake and assume the defense of such Third Party Claim at the Indemnifying Party’s sole cost and expense within 30 days of receiving such Third Party Claim Notice (or sooner if the nature of the Third Party Claim so requires) with representatives chosen by it and reasonably acceptable to the Indemnified Party. During such 30-day period, the Indemnified Party may make such filings, including motions for continuance (and answers if a motion for continuance has not been granted), as may be necessary to preserve the parties’ positions and rights with respect to such Third Party Claim, and shall reasonably cooperate with the Indemnifying Party. If the Indemnifying Party undertakes the defense of a Third Party Claim, then (i) the Indemnified Party may retain separate co-counsel and one appropriate local counsel in each applicable jurisdiction of the Indemnified Party’s choosing and participate in the defense of the Third Party Claim, which shall be at the Indemnified Party’s sole cost and expense, unless in the reasonable opinion of the Indemnified Party’s counsel, representation of both the Indemnifying Party and the Indemnified Party would be inappropriate due to actual or potential differing interests of or defenses available to such parties, in which case the cost and expenses of such counsel shall be borne by the Indemnifying Party and (ii) the Indemnifying Party shall keep the Indemnified Party advised of the status of the Third Party Claim and the defense thereof and shall reasonably consider recommendations made by the Indemnified Party with respect thereto. In assuming the defense of a Third Party Claim, the Indemnifying Party may reserve its rights to claim that indemnification is not required if, for example, new or subsequently developed information demonstrates that the Indemnifying Party is not required to indemnify the Indemnified Party.

(c) If the Indemnifying Party, within 30 days after written notice of any such Third Party Claim (or sooner if the nature of the Third Party Claim so requires) does not assume control of the defense or thereafter fails or ceases to defend such Third Party Claim, then (i) the Indemnified Party shall have the right to undertake the defense of such Third Party Claim and (ii) the reasonable and documented fees and expenses of counsel to the Indemnified Party in connection therewith shall be considered “Damages” for purposes of this Agreement; provided, however, that in no event shall the fees and expenses of more than one counsel and any one appropriate local counsel in each applicable jurisdiction for the Indemnified Party with respect to a single Third Party Claim or a series of related Third Party Claims be considered “Damages” for purposes of this Agreement.

(d) Notwithstanding anything in this Section 9.2 to the contrary, (i) the Purchaser shall undertake and assume the defense of any Third Party Claim for which any Purchaser Indemnified Party is seeking indemnification pursuant to Section 9.1(a)(iv) (Specified Swaps) and shall defend such claim in good faith, (ii) the Indemnifying Party shall not, without the prior written consent of the Indemnified Party (such consent not to be unreasonably withheld, conditioned or delayed), settle or compromise any Third Party Claim or consent to the entry of any judgment which (A) does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnified Party of an unconditional release from all liability in respect of such Third Party Claim, (B) would impose a judgment that provides for anything other than monetary damages or (C) would impose a judgment of monetary damages in excess of the remaining amount in the Indemnity Escrow Account, (iii) the Indemnified Party shall not, without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld, conditioned or delayed), settle or compromise any Third Party Claim or consent to the entry of any judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnifying Party of an unconditional release from all liability in respect of such Third Party Claim and (iv) the Purchaser shall not, without the prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) of the Seller or the Seller Representative, settle or compromise any Third Party Claim for which a Purchaser Indemnified Party is seeking indemnification pursuant to Section 9.1(a)(iv) (Specified Swaps).

(e) The parties hereto shall act in good faith in responding to, defending against, settling or otherwise dealing with any Third Party Claims, and cooperate in any such defense and give each other reasonable access during normal business hours and upon reasonable advance notice to all information relevant thereto subject to Section 6.3 (Pre-Closing Access and Information; Confidentiality). Without limiting the generality of the foregoing, the party controlling the defense of any Third Party Claim shall deliver, or cause to be delivered, to the other party, upon request, copies of all correspondence, pleadings, motions, briefs, appeals or other written statements relating to or submitted in connection with the defense of the Third Party Claim, and timely notices of, and the right to participate (as an observer) in any hearing or other court proceeding, meeting or negotiation relating to the Third Party Claim.

(f) Notwithstanding anything herein to the contrary, the foregoing provisions of this Section 9.2 shall not apply with respect to Taxes and any Tax Proceedings.

Section 9.3 Procedure for Claims Not Involving Third Parties.

(a) An Indemnified Party wishing to assert a claim for indemnification under this Article IX that does not involve a Third Party Claim shall deliver a written notice (a “Claim Notice”), promptly upon becoming aware of such claim (but in no event more than 30 days after becoming aware of such claim), to the Indemnifying Party, which shall (a) state in reasonable detail the circumstances giving rise to the Damages, (b) specify the representation, warranty, covenant or agreement of this Agreement alleged to have been breached or not performed by the Company (as applicable), (c) specify the estimated amount of the Damages, if known (the “Claim Amount”), and (d) make a request for any payment then believed due. The failure of an Indemnified Party to provide a Claim Notice in accordance with this Section 9.3 shall not relieve the Indemnifying Party of its obligations to provide indemnification hereunder except to the extent that the Indemnifying Party is prejudiced thereby. The Indemnifying Party may, within 45 days after receipt by such Indemnifying Party of a Claim Notice, deliver to the Indemnified Party a written response disputing such claim. If the Indemnifying Party in such written response contests the payment of the Claim Amount, then the Indemnifying Party and the Indemnified Party shall use good faith efforts to arrive at a mutually acceptable resolution of such dispute within the next 30 days. If a mutually acceptable resolution cannot be reached between the Indemnified Party and the Indemnifying Party within such 30-day period, then the parties may thereupon proceed to pursue any and all available remedies at law.

(b) Notwithstanding anything herein to the contrary, the foregoing provisions of this Section 9.3 shall not apply with respect to Taxes and any Tax Proceedings.

Section 9.4 Survival; Limitations on Liability.

(a) Survival.

(i) All of the representations and warranties of Seller and the Companies set forth in this Agreement shall survive the Closing of this Agreement until the date that is twelve (12) months following the Closing Date (the “Release Date”), at which time they shall expire, except for (A) the representations of the Companies set forth in Section 4.27 (No Other Representations or Warranties), which shall survive indefinitely and (B) the Seller Fundamental Representations and the Group Fundamental Representations, which shall survive the Closing until thirty (30) days following the end of the Earnout Period, at which time they shall expire. The indemnification obligations set forth in Sections 9.1(a)(iv) (Specified Swaps), 9.1(a)(v) (Specified Taxes) and 9.1(a)(vi) (Disclosed Taxes) shall survive the Closing until thirty (30) days following the end of the Earnout Period, at which time they shall expire.

(ii) None of the representations and warranties of the Purchaser shall survive the Closing, except for (A) the representations of the Purchaser set forth in Section 5.9 (Independent Investigation) and Section 5.12 (No Other Representations or Warranties), which shall survive indefinitely, and (B) the Purchaser Fundamental Representations, which shall survive the Closing of this Agreement until the Release Date, at which time they shall expire.

(iii) All covenants and agreements of the parties hereto set forth in this Agreement to the extent requiring performance prior to the Closing shall survive the Closing until the Release Date, at which time they shall expire. All covenants and other agreements of the parties hereto set forth in this Agreement to the extent requiring performance from and after the Closing shall survive the Closing and shall continue in accordance with their terms, provided that Purchaser’s obligation to indemnify the Seller for any Specified Taxes pursuant to Section 9.1(b) (Purchaser Indemnity) shall survive the Closing until thirty (30) days following the end of the Earnout Period, at which time such obligation shall expire.

(iv) If an indemnification claim is properly asserted in writing pursuant to Section 9.2 (Defense of Third Party Claims) or 9.3 (Procedure for Claims Not Involving Third Parties) prior to the expiration as provided in this Section 9.4(a), of the representation, warranty, covenant or agreement that is the basis for such claim, then such representation, warranty, covenant or agreement and the Indemnifying Party’s indemnification obligations with respect thereto shall survive past the date on which they would otherwise expire until, but only for the purpose of, the resolution of such claim. If an indemnification claim in respect of Taxes is asserted in writing prior to the expiration, as provided in this Section 9.4(a), of the representation, warranty, covenant, agreement or indemnification obligation that is the basis for such claim, then such representation, warranty, covenant, agreement or indemnification obligation shall survive past the date on which they would otherwise expire until, but only for the purpose of, the resolution of such claim.

(b) Deductible. No Purchaser Indemnified Party shall be entitled to indemnification for Damages claimed under Section 9.1(a) (Seller Indemnity) unless and until the aggregate amount of all Damages incurred by such Purchaser Indemnified Party in respect of such claims, taken together, exceeds Twenty Million United States Dollars ($20,000,000) (the “Deductible”), at which time all Damages incurred in excess of the Deductible shall be indemnifiable claims hereunder (subject to all the other terms and conditions set forth herein); provided, however, that the Deductible shall not apply to (A) claims with respect to the Seller’s or any Company’s actual and intentional fraud with respect to any express provisions in this Agreement, (B) claims pursuant to Section 9.1(a)(ii) (Covenants and Agreements), Section 9.1(a)(iii) (Conveyance Taxes), Section 9.1(a)(iv) (Specified Swaps), Section 9.1(a)(v) (Specified Taxes) or Section 9.1(a)(vi) (Disclosed Taxes), (C) claims in respect of any breaches of any Seller Fundamental Representation or Group Fundamental Representation and (D) claims in respect of Filing Taxes.

(c) Cap. The maximum aggregate amount of indemnifiable Damages payable by the Seller under Section 9.1(a)(i) (Representations and Warranties) and Section 9.1(a)(iii) (Conveyance Taxes) in respect of all claims made thereunder shall not exceed (i) Ten Million United States Dollars ($10,000,000) (the “Cap”), other than (A) claims with respect to breaches of any Seller Fundamental Representation or Group Fundamental Representation and (B) claims with respect to the Seller’s or any Company’s actual and intentional fraud with respect to any express provisions in this Agreement. The maximum aggregate amount of indemnifiable Damages payable by the Seller in respect of all claims under Section 9.1(a)(iv) (Specified Swaps)and Section 9.1(a)(vi) (Disclosed Taxes) shall not exceed the aggregate Earnout Amount(s) (if any) payable pursuant to the Earnout Agreement. The maximum aggregate amount of indemnifiable Damages payable by the Seller in respect of all claims under Section 9.1(a) (Seller Indemnity) shall not exceed the Cap plus the aggregate Earnout Amount(s) (if any) payable pursuant to the Earnout Agreement, other than claims with respect to the Seller’s or any Company’s actual and intentional fraud with respect to any express provisions in this Agreement.

(d) Satisfaction of Seller Indemnity Claims. The Purchaser hereby agrees (on behalf of itself and the other Purchaser Indemnified Parties) that indemnification claims made by any of the Purchaser Indemnified Parties pursuant to Section 9.1(a) (Seller Indemnity) shall be satisfied exclusively from the Indemnity Escrow Account, other than (i) claims under Section 9.1(a)(i) (Representations and Warranties) with respect to breaches of any Seller Fundamental Representation or Group Fundamental Representation or claims under Sections 9.1(a)(ii) (Covenants and Agreements) or 9.1(a)(vi) (Disclosed Taxes), which shall be satisfied first from the Indemnity Escrow Account, and then, solely to the extent such claims exceed the amount then remaining in the Indemnity Escrow Account (if any), may be satisfied by the Purchaser by a withholding from and an offset against any Earnout Amounts that would otherwise be due to the Seller or Seller Representative under the Earnout Agreement, and (ii) claims under Section 9.1(a)(iv) (Specified Swaps) or Section 9.1(a)(v) (Specified Taxes), which shall be satisfied exclusively by a withholding from and an offset against any Earnout Amounts that would otherwise be due to the Seller or Seller Representative under the Earnout Agreement (and which, for the avoidance of doubt, shall not be satisfied from the Indemnity Escrow Account); provided, that if the amount of a Third Party Claim under Section 9.1(a)(v) (Specified Taxes) is required to be reserved for under U.S. generally accepted accounting principles prior to the date on which all amounts have been released from the Indemnity Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement, then such claim may be satisfied from the Indemnity Escrow Account and/or (without duplication) by a withholding from and an offset against any Earnout Amounts that would otherwise be due to the Seller or Seller Representative under the Earnout Agreement.

(e) Other Limitations. Notwithstanding anything to the contrary in this Agreement, in no event shall the Indemnifying Party have any liability to an Indemnified Party for (i) any liability to the extent such liability is reflected in the Pre-Closing Statement or the Post-Closing Statement and taken into account in calculating the amount of the Consideration or (ii) any punitive, special, indirect or consequential damages, except to the extent actually paid to a third party.

(f) Exclusivity of Indemnity. After the Closing, the rights of an Indemnified Party under this Article IX shall be the sole and exclusive remedy of such Indemnified Party with respect to claims under this Agreement for breach of any of the representations, warranties, covenants and agreements contained herein or any right, claim or action arising from the Transactions, except in the case of actual and intentional fraud with respect to any express provisions in this Agreement and except for any injunctive relief pursuant to Section 12.7 (Specific Performance). Each of the Seller and the Purchaser expressly waives, releases and agrees not to make any claim against the Purchaser, on the one hand, and the Seller and the Seller Representative, on the other hand, except for indemnification claims made pursuant to this Article IX, or for any injunctive relief pursuant to Section 12.7 (Specific Performance), or for claims with respect to the Seller’s or any Company’s actual and intentional fraud with respect to any express provisions in this Agreement.

Section 9.5 Mitigation.

(a) Each Indemnified Party shall use reasonable best efforts to mitigate any Damages after becoming aware of any event that could reasonably be expected to give rise to any Damages that are indemnifiable hereunder; provided, however, that the costs of such mitigation shall be included as Damages. The amount of any Damages for which indemnification is provided under this Article IX shall be (i) calculated on an After-Tax Basis and, without duplication, (ii) reduced by any amounts actually recovered by any Indemnified Party under any (A) indemnification or other recovery under any Contract between an Indemnified Party and any third Person (other than a Governmental Authority) and (B) insurance policies with respect to such indemnification claim (less any increase in insurance premiums arising therefrom or related thereto, costs incurred in obtaining such recovery under such insurance policies and Taxes resulting from any recovery described in clause (A) or (B)) (each source named in clauses (A) and (B) of this Section 9.5(a), a “Collateral Source”). An Indemnified Party shall use reasonable best efforts to pursue any claims against all Collateral Sources; provided, that such Indemnified Party shall nevertheless be entitled to bring a claim for indemnification under this Article IX in respect of such Damages. The existence of a claim by an Indemnified Party for monies from a Collateral Source in respect of any Damages shall not, however, delay any payment pursuant to the indemnification provisions contained herein and otherwise determined to be due and owing by the Indemnifying Party.

(b) If an Indemnified Party has received the payment required under this Article IX from the Indemnifying Party in respect of any Damages and later receives proceeds from insurance or payments from a Collateral Source in respect of the same Damages, then such Indemnified Party shall hold such proceeds or other similar amounts in trust for the benefit of the Indemnifying Party and shall pay to the Indemnifying Party, within 30 days after receipt, an amount equal to the excess of (i) the amount previously received by the Indemnified Party under this Article IX, plus the amount of the insurance payments or other recoveries from such Collateral Source actually received by such Indemnified Party (less any increase in insurance premiums arising therefrom or related thereto and any Taxes resulting from any such payments or other recoveries), over (ii) the amount of Damages with respect to such claim which the Indemnified Party has become entitled to receive under this Article IX. Notwithstanding any other provisions of this Agreement, it is the intention of the parties hereto that no Collateral Source shall be (A) entitled to a benefit it would not be entitled to receive in the absence of the foregoing indemnification provisions, or (B) relieved of the responsibility to pay any claims for which it is obligated.

(c) (i) Notwithstanding anything herein to the contrary, for the purposes of determining the amount of any Damages for Taxes in respect of which Seller may have an indemnification obligation pursuant to Section 9.1(a), (A) any and all deductions, credits or other net Tax benefits, in each case of any member of the Group, resulting from the Transactions, to the extent relating to expenses that (x) result in a reduction of the Purchase Price, through reflection in Actual Trade Working Capital or otherwise, or (y) are otherwise paid or incurred by the Seller or any member of the Group on or prior to the Closing Date in connection with the Transaction (including, for the avoidance of doubt, any repayment of debt in connection with the Closing and any unamortized debt costs, any Acquisition Expenses and any compensatory payments in connection with the Transactions and not included in Acquisition Expenses) (the “Seller Tax Deductions”) shall be taken into account for purposes of determining any such indemnifiable Damages for Taxes, and shall, as necessary, be deemed to have arisen in the Pre-Closing Tax Period and (B) any and all relief, loss, allowance, exemption, set-off, deduction or credit in respect of any Taxes of the UK Company (or any of its Subsidiaries that is UK tax resident) or relevant to the computation of any income, profits or gains for the purposes of any Taxes of the UK Company (or any of its Subsidiaries that is UK tax resident), and any right to repayment of Taxes of the UK Company (or any of its Subsidiaries that is UK tax resident), that could have been applied in a Pre-Closing Tax Period but was not so applied and is still allowable shall be deemed to have been applied to the extent allowable for the purposes of computing any such indemnifiable Damages for Taxes of the UK Company (or any of its Subsidiaries that is UK tax resident).

(ii) Notwithstanding anything herein to the contrary, in determining the amount of any indemnification obligation under Section 9.1(a)(i) (Representations and Warranties) in respect of a Post-Closing Tax Period, any net operating loss, credit or other similar item (including, for the avoidance of doubt, any Section 163(j) carryforward) that actually reduces Taxes paid by any member of the Group in a Post-Closing Tax Period (determined on a with and without basis) and that arose or is otherwise attributable to a Pre-Closing Tax Period (including the Seller Tax Deductions to the extent not taken into account in computing and offsetting any indemnified Damages for Taxes pursuant to Section 9.5(a)(i) (Mitigation)) shall be applied first to reduce the amount of any Taxes that may be indemnifiable under Section 9.1(a)(i) (Representations and Warranties).

Section 9.6 Tax Treatment of Indemnification Provisions. The parties agree that any indemnification payments made pursuant to this Agreement shall be treated for Tax purposes as an adjustment to the purchase price, unless otherwise required by applicable Law or a good faith resolution of a Tax Contest constituting a “determination” within the meaning of Section 1313(a) of the Code (or a similar provision of foreign, state or local Tax law).

ARTICLE X

PROCEDURES RELATING TO TAXES

Section 10.1 Tax Returns.

(a) The Purchaser shall prepare and file, or cause to be prepared and filed, when due (taking into account any applicable extensions) all Tax Returns that are required to be filed by or with respect to any member of the Group after the Closing Date (including any such Tax Return that is a Pre-Closing Taxable Period Return) or any Straddle Period Return. All reasonable out-of-pocket third-party costs and expenses incurred in connection with the preparation and filing of any Pre-Closing Taxable Period Return shall be borne and paid by the Seller and the Parent Securityholders. All reasonable out-of-pocket third-party costs and expenses incurred in connection with the preparation and filing of any Straddle Period Return shall be equitably allocated between Purchaser, on the one hand, and the Seller and the Parent Securityholders, on the other hand. The Purchaser shall pay, or cause the Group to pay, all Taxes due in respect of such Tax Returns to the applicable Governmental Authority.

(b) All Pre-Closing Taxable Period Returns and all Straddle Period Returns prepared and filed pursuant to Section 10.1(a) shall be prepared in a manner consistent with past practice, except as otherwise required by applicable Law. The Purchaser shall deliver any such Tax Return to the Seller Representative for its review at least thirty (30) days prior to the date on which such Tax Return is required to be filed with the relevant tax authority (taking into account any applicable extensions); provided, that in the case of any such Tax Return that is required to be filed within four (4) months following the Closing Date, the Purchaser shall deliver such Tax Return as soon as reasonably practicable. If the Seller Representative disputes any item on such Tax Return, then it shall notify the Purchaser of such disputed item (or items) and the basis for its objection no later than fifteen (15) days following delivery of such Tax Return by the Purchaser. The Purchaser and the Seller Representative shall act in good faith to resolve any such dispute prior to the date on which the relevant Tax Return is required to be filed. If the Purchaser and the Seller Representative cannot resolve any disputed item, then the item in question shall be resolved by the Independent Auditor. The fees and disbursements of the Independent Auditor shall be borne equally by the Seller and the Parent Securityholders, on the one hand, and the Purchaser, on the other hand, and the Seller Representative shall cause the Parent Securityholders to pay any amounts required to be paid by the Parent Securityholders pursuant to this Section 10.1(b).

(c) Neither the Purchaser nor any of its Affiliates (including, after the Closing, the Group) shall amend, refile or otherwise modify any Tax Return relating in whole or in part to any member of the Group with respect to any Pre-Closing Tax Period or Straddle Period, in each case, without the Seller Representative’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

(d) For purposes of this Agreement, in the case of any Taxes of any member of the Group that are payable with respect to any taxable period that begins on or before and ends after the Closing Date (a “Straddle Period”), the portion of any such Taxes that constitutes Pre-Closing Taxes shall: (i) in the case of Taxes that are either (x) based upon or related to income or receipts, or (y) imposed in connection with any sale, transfer or assignment or any deemed sale, transfer or assignment of property (real or personal, tangible or intangible), be deemed equal to the amount that would be payable if the Tax year or period ended on the Closing Date; and (ii) in the case of Taxes (other than those described in clause (i) above) that are imposed on a periodic basis with respect to the business or assets of any member of the Group or otherwise measured by the level of any item, be deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding Tax period) multiplied by a fraction the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. For purposes of clause (i) of the preceding sentence, (x) any exemption, deduction, credit or other item (including the effect of any graduated rates of tax) that is calculated on an annual basis shall be allocated to the portion of the Straddle Period ending on the Closing Date on a pro rata basis determined by multiplying the total amount of such item allocated to the Straddle Period times a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period and (y) the taxable period of any subsidiary of a member of the Group, which subsidiary is a partnership, any other “flow-through entity” or a “controlled foreign corporation” shall be deemed to end on the Closing Date. In the case of any Tax based upon or measured by capital (including net worth or long-term debt) or intangibles, any amount thereof required to be allocated under this Section 10.1 shall be computed by reference to the level of such items on the Closing Date and prorated as provided in clause (ii) above.

Section 10.2 Contest Provisions.

(a) Following the Closing Date, except as provided in (b) below, the Purchaser shall control the conduct, through counsel of its own choosing, of any audit, investigation, examination, claim, dispute, claim for refund, or administrative, judicial or other proceeding with or against a Governmental Authority involving any asserted Tax liability or refund with respect to any member of the Group (any such audit, investigation, examination, claim, dispute claim for refund, or proceeding relating to an asserted Tax liability with respect to any member of the Group being a “Tax Contest”).

(b) Following the Closing Date, the Purchaser shall notify the Seller Representative in writing within ten (10) Business Days after receipt by the Purchaser or any of its Affiliates of written notice of the commencement of any Tax Contest that relates to Taxes for which the Purchaser is indemnified under Article IX. In the case of a Tax Contest for a Pre-Closing Tax Period of a member of the Group (but not a Straddle Period), if the Seller Representative notifies Purchaser in writing within ten (10) Business Days of receiving such notice from Purchaser that the Seller Representative elects to exercise its right to control the Tax Contest as set forth in this sentence (the “Seller Control Notice”), the Seller Representative shall have the right to control the conduct of such Tax Contest; provided that (i) the Purchaser shall have the right to participate in such Tax Contest at its own expense and (ii) the Seller Representative shall not settle, compromise and/or concede any portion of such Tax Contest that is reasonably likely to affect the Tax liability of any member of the Group for any Post-Closing Tax Period (or any Tax liability that is reasonably likely to be, directly or indirectly, borne by the Purchaser (including by reason of indemnification for such amounts under Article IX not being available as a result of the Cap or any other limitation)) without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, delayed or conditioned (it being understood and agreed for purposes of this clause (ii) that the settlement, compromise or conceding of any Tax Contest in a manner that, and to the extent that it, reduces a carry forward attributable to a Seller Tax Deduction or otherwise implements the provisions set forth in Section 9.5(c), in each case relating to an amount of carry forward or other Tax attribute not materially in excess of the amount of such carry forward or other Tax attribute that is reasonably expected to be applied under Section 9.5(c) for the purposes of computing indemnifiable Damages for Taxes, shall not be considered to affect the Tax liability of any member of the Group for any Post-Closing Tax Period or the Tax liability of Purchaser); provided, further, that (x) if the Seller Representative informs the Purchaser in writing that it chooses not to assume (or retain) control of the conduct of any such Tax Contest, (y) if the Seller Representative does not timely provide such Seller Control Notice, or if, at any time, the Seller Representative fails to defend diligently a Tax Contest that it elected to control pursuant to the foregoing provisions of this Section 10.2(b) (whether by failing to participate in any portion of, or attend any scheduled meetings in connection with, such Tax Contest or by failing to timely submit any materials in connection with such Tax Contest or otherwise) or (z) if more than half of the Tax liability resulting from the Tax Contest would not reasonably be expected to be recovered from the Indemnity Escrow Account (taking into account applicable deductibles and any other pending asserted claims), Purchaser shall have the right to assume control of such Tax Contest (at the Seller Representative’s reasonable expense) but shall not settle, compromise and/or concede any portion of such Tax Contest that is reasonably likely to affect the Tax liability of the Companies or their Subsidiaries for any taxable year (or portion thereof) ending on or before the Closing Date and/or liability of the Seller under Article IX without the consent of the Seller Representative, which consent shall not be unreasonably withheld, delayed or conditioned. Notwithstanding the above provisions of this Section 10.2(b) and the proviso set forth in Section 10.2(c), the above provisions of this Section 10.2(b) and the proviso set forth in Section 10.2(c) shall not apply (A) after the date on which all amounts shall have been released from Indemnity Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement, or, solely in the case of Tax Contests related to Taxes that are indemnifiable under Section 9.1(a)(v) (Specified Taxes) or Section 9.1(a)(vi) (Disclosed Taxes), until the date that is thirty (30) days following the end of the Earnout Period or (B) if the Purchaser notifies the Seller Representative in writing that the Purchaser is waiving its right to indemnification pursuant to Section 9.1(a) (Seller Indemnity) with respect to Taxes imposed as a result of the resolution of such Tax Contest.

(c) The Purchaser shall have the exclusive right to control the conduct of any Tax Contest for any Straddle Period or any taxable period beginning after the Closing Date; provided, that, in the case of any such Tax Contest for a Straddle Period, (i) the Seller Representative shall have the right to participate in such Tax Contest at its own expense and (ii) the Purchaser shall not settle, compromise and/or concede any portion of such Tax Contest that is reasonably likely to affect the liability of the Seller under Article IX without the prior written consent of the Seller Representative, which consent shall not be unreasonably withheld, delayed or conditioned.

(d) Neither the Seller Representative nor any of the Sellers or their respective Affiliates shall settle, compromise and/or concede any audit, investigation, examination, claim, dispute claim for refund, or proceeding relating to an asserted Tax liability with respect to Specified Taxes without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, delayed or conditioned.

Section 10.3 Interim Tax Covenants. During the period from the date of this Agreement to the Closing Date each member of the Group shall (and the Seller shall cause each member of the Group to): (a) prepare, in the ordinary course of business and consistent with past practice (except as otherwise required by a change in applicable Law), and timely file all Tax Returns required to be filed by it on or before the Closing Date (“Post-Signing Returns”); (b) fully and timely pay all Taxes shown as due on such Post-Signing Returns that are so filed and any other Taxes of any member of the Group that are due on or before the Closing Date and pay the Prepaid Taxes Amount; (c) promptly notify the Purchaser of any material federal, state, local or foreign income or franchise Tax Contest and any other Tax Contest or Action pending or threatened against or with respect to any member of the Group in respect of any Tax matter, including Tax liabilities and refund claims, and not settle, abandon or compromise any such Tax matter, Tax Contest or Action without the Purchaser’s prior written consent (not to be unreasonably withheld, delayed or conditioned); (d) not make, change or revoke any material election with regard to Taxes or Tax Matters or file any material amended Tax Returns without the Purchaser’s prior written consent (not to be unreasonably withheld, delayed or conditioned); (e) not make any significant change in any Tax or accounting methods or systems of internal accounting controls (including procedures with respect to the payment of accounts payable and collection of accounts receivable), except as may be appropriate to conform to changes in Tax laws or regulatory accounting requirements or IFRS; (f) not enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) or apply for or request any rulings from any Tax authority or any special Tax incentives, in each case, without the prior written consent of the Purchaser (not to be unreasonably withheld, delayed or conditioned); and (g) terminate any and all Tax allocation or sharing agreements or other agreements or arrangements relating to Tax matters (other than any such agreement or arrangement exclusively between or among members of the Group, or non-material commercially reasonable indemnity, sharing or similar agreements or arrangements where the inclusion of a Tax indemnification or allocation provision is customary or incidental to an agreement the primary nature of which is not Tax sharing or indemnification) (“Tax Sharing Agreements”) to which any member of the Group is a party such that, from and after the Closing Date, no member of the Group shall have any liability thereunder.

Section 10.4 Assistance and Cooperation.

(a) The Seller Representative and the Purchaser agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Group as is reasonably requested for the filing of any Tax Returns and the preparation, prosecution, defense or conduct of any Tax Contest.

(b) The Seller Representative and the Purchaser shall reasonably cooperate with each other in the conduct of any Tax Contest involving or otherwise relating to the Group (or their income or assets) and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 10.4. Any information obtained under this Section 10.4(b) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or in the conduct of any Tax Contest.

(c) The Purchaser shall, and shall cause each member of the Group to, (i) use commercially reasonable efforts to properly retain and maintain the Tax and accounting records of the Group that relate to Pre-Closing Tax Periods for ten (10) years and shall hereafter provide the Seller Representative with written notice prior to any destruction, abandonment or disposition of all or any portions of such records, (ii) transfer such records to the Seller Representative and its Affiliates upon written request prior to any such destruction, abandonment or disposition and (iii) allow the Seller Representative and its Affiliates and their respective Representatives, at times and dates reasonably and mutually acceptable, to from time to time inspect and review such records as the Seller Representative or its Affiliates may deem necessary or appropriate; provided, however, that in all cases, such activities are to be conducted by the Seller Representative or its Affiliates during normal business hours and at the Seller Representative’s or its Affiliates’ sole expense. Any information obtained under this Section 10.4(c) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or in the conduct of any Tax Contest.

(d) Notwithstanding anything herein to the contrary, (i) in no event shall any Person be entitled to originals or copies of (and Purchaser shall not be required to deliver originals or copies of) or to review or inspect any Tax Returns of the Purchaser or any of its Affiliates (other than Tax Returns or portions thereof that relate solely to members of the Group) and (ii) Purchaser shall have the sole and exclusive right to control any Tax Contest in respect of Taxes of the Purchaser or any of its Affiliates (other than any Tax Contest solely involving the members of the Group).

Section 10.5 Refunds.

(a) The Seller will be entitled to any credits arising from an overpayment by a member of the Group of a Tax for the Pre-Closing Tax Period, which credit is in lieu of a cash refund, or refunds (including interest received thereon) of a Tax of a member of the Group for the Pre-Closing Tax Period, (i) first, in each case, in the event the credit or refund directly relates to the same or a related issue or facts that resulted in a corresponding increase in a liability for Taxes in respect of which an indemnification obligation is owed by Seller pursuant to Article IX, as a credit against or offset against such indemnification obligation and (ii) thereafter, in the case of any refunds that remain after application of clause (i) and that are in excess of any Damages that would be indemnifiable under Section 9.1(a) (Seller Indemnity) but for the limitations set forth in Section 9.4(b) (Deductible) and 9.4(c) (Cap), as a cash payment, but, in all cases, only to the extent that such credit or refund is actually realized by any member of the Group (either as a cash refund received or as a reduction of Taxes otherwise payable in lieu of a cash refund), reduced by any costs (including Taxes) incurred by the Purchaser or any of its Affiliates (including members of the Group) in connection with the receipt or accrual of such credit or refund; provided, that the Seller shall not be entitled to any credits or refunds (i) attributable to a carryback (or use) of any loss, deduction or other similar tax item arising in a Post-Closing Tax Period, (ii) reflected in the amount of the Actual Trade Working Capital and specifically identified as such or (iii) after the date on which all amounts shall have been released from the Indemnity Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement. The Purchaser shall cause the amount of any refund (or portion thereof) or the amount of any credit (or portion thereof) to which the Seller is entitled hereunder to be allowed or applied against the relevant Tax liability or Taxes or to be paid to the Seller Representative promptly after it is received, as applicable.

(b) Except as provided in Section 10.5(a), the Purchaser and its Affiliates will be entitled to any credits and refunds (including any interest received thereon) of any member of the Group.

Section 10.6 Conveyance Taxes. Notwithstanding anything in this Agreement to the contrary, the Purchaser, on the one hand, and the Seller, on the other hand, shall each be responsible for and shall pay one half of any sales, use, value added, transfer, stamp, registration, documentary, excise, real property transfer, or similar Taxes (but, for the absence of doubt, not any Nonresident Capital Gains Taxes or Specified Taxes) incurred as a result of the transfer of the Shares to Purchaser or its designated Subsidiary or Subsidiaries hereunder (collectively, “Conveyance Taxes”), provided that Purchaser shall be responsible for any UK stamp duty on the transfer of the UK Shares. The Purchaser and the Seller Representative shall reasonably cooperate in the preparation of any Tax Returns required to be filed in respect of any Conveyance Taxes. It is agreed and understood that, notwithstanding any other provision of this Agreement, Conveyance Taxes required to be paid by Seller pursuant to this Section 10.6 shall not be subject to the Deductible, or taken into account in determining whether the Deductible has been met.

Section 10.7 Section 338 Elections. Purchaser may, in its sole discretion, cause a timely and irrevocable election under Section 338(g) of the Code (and any corresponding provisions of state or local Tax law) to be made with respect to the acquisition of the UK Company pursuant to this Agreement (or any Subsidiary of the UK Company) but not the US Company. The Seller Representative shall reasonably cooperate with and provide the Purchaser with such assistance as is reasonably requested by the Purchaser to enable the Purchaser to comply with the requirements of Treasury Regulations Section 1.338-2(e)(4).

ARTICLE XI

TERMINATION, AMENDMENT AND WAIVER

Section 11.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of the Purchaser and the Seller Representative;

(b) by the Purchaser, upon written notice to the Seller Representative of a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Seller or a Company set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 8.2 (Additional Conditions to Obligations of the Purchaser) not to be satisfied and (ii) if curable, has not been cured within 60 days following the earlier of receipt by the Purchaser of written notice of such breach or failure to perform from the Seller or a Company, as the case may be, or receipt by the Seller or a Company of written notice of such breach or failure to perform from the Purchaser;

(c) by the Seller Representative, upon written notice to the Purchaser of a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Purchaser set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 8.3 (Additional Conditions to Obligations of the Seller) not to be satisfied and (ii) if curable, has not been cured within 60 days following the earlier of receipt by the Seller Representative of written notice of such breach or failure to perform from the Purchaser, as the case may be, or receipt by the Purchaser of written notice of such breach or failure to perform from the Seller Representative;

(d) by either the Purchaser or the Seller Representative, if there shall be any Law or Order which is final and nonappealable preventing the consummation of the Transactions on the terms set forth herein or that makes consummation of the Transactions on the terms set forth herein illegal; or

(e) by either the Purchaser or the Seller Representative, if the Closing shall not have occurred by April 1, 2015 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 11.1(e) shall not be available to any party whose breach of or failure to perform any material covenant, agreement or obligation hereunder is the principal cause of the failure of the Closing to occur on or before such Outside Date.

Section 11.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 11.1 (Termination), this Agreement shall immediately become void, there shall be no liability or obligation on the part of the Purchaser, the Seller, the Group, any of their respective Affiliates or their or their Affiliates’ respective Representatives, shareholders, managers or partners and all rights and obligations of any party hereto shall cease, except that any such termination shall not relieve any party hereto from any liability for any and all Damages suffered by the other party hereto as a result of actual and intentional fraud with respect to any express provisions in this Agreement. Notwithstanding the foregoing, the provisions of Section 6.3 (Pre-Closing Access and Information; Confidentiality) (other than the first sentence thereof), this Section 11.2, Section 11.3 (Fees and Expenses), Section 11.4 (Amendment) and Article XII (General Provisions) shall remain in full force and effect and survive any termination of this Agreement. No termination of this Agreement shall affect the obligations of the parties under the Confidentiality Agreement.

Section 11.3 Fees and Expenses. Except as otherwise specifically provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses whether or not the Transactions are consummated.

Section 11.4 Amendment. This Agreement may be amended by the parties hereto at any time; provided, however, that no amendment, modification or supplement shall be made to this Agreement that would adversely affect the rights of the Financing Sources as set forth in Section 11.4 or Section 12.6 (Parties in Interest) or 12.9 (Governing Law; Waiver of a Jury Trial) without the consent of the Financing Sources. This Agreement may not be amended except by an instrument in writing signed by the Purchaser, the Companies and the Seller Representative.

Section 11.5 Extension; Waiver. At any time prior to the Closing Date, any party hereto entitled to the benefits thereof, may, to the extent permitted by Law (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any other Transaction Document, and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. Such extension or waiver shall not be deemed to apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE XII

GENERAL PROVISIONS

Section 12.1 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given (i) upon receipt, if delivered personally, (ii) three days after being mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address) or (iii) immediately when sent by facsimile or email (so long as confirmation of transmission is electronically or mechanically generated and kept on file by the sending party) to the facsimile number or email address specified below (or at such other facsimile number or email address for a party as shall be specified by like changes of facsimile numbers or email addresses):

If to the Purchaser or to the UK Purchaser, to:

Alcoa Inc.

201 Isabella Street, 6th Floor

Pittsburgh, Pennsylvania 15212

Facsimile: (412) 553-4569

Email: max.laun@alcoa.com

Attention: General Counsel

with copies (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Facsimile: (212) 403-2000

Email: klcain@wlrk.com

Attention: Karessa L. Cain

If to the Companies to:

Firth Rixson House, 26a Atlas Way, Sheffield S4 7QQ, South Yorkshire, UK

Facsimile: 44-114-219-1055

Email: pbland@firthrixson.com

Attention: Peter Bland

with copies (which shall not constitute notice) to:

Oak Hill Capital Management, LLC

65 East 55th Street, 32nd Floor

New York, NY 10022

Facsimile: (212) 527-8450

Email: jmonsky@oakhillcapital.com

Attention: John R. Monsky, Esq.

and

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Facsimile: (212) 757-3990

Email: rschumer@paulweiss.com

            blavin@paulweiss.com

Attention: Robert B. Schumer

                 Brian C. Lavin

If to the Seller or to Seller Representative, to

Oak Hill Capital Partners III, L.P. and

Oak Hill Capital Management Partners III, L.P.

c/o Oak Hill Capital Management, LLC

65 East 55th Street, 32nd Floor

New York, New York 10022

Facsimile: (212) 527-8450

Email: jmonsky@oakhillcapital.com

Attention: John R. Monsky, Esq.

with copies (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Facsimile: (212) 757-3990

Email: rschumer@paulweiss.com

            blavin@paulweiss.com

Attention: Robert B. Schumer

                 Brian C. Lavin

Section 12.2 Headings; Table of Contents. The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 12.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 12.4 Entire Agreement. This Agreement (together with the Exhibits and Schedules hereto and the Seller Disclosure Letter, the Group Disclosure Letter and the Purchaser Disclosure Letter) and the other Transaction Documents, including the Confidentiality Agreement, constitute the entire agreement of the parties, and supersede all prior agreements and undertakings, both written and oral, among the parties or between any of them, with respect to the subject matter hereof.

Section 12.5 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, that without written consent of any party hereto, the Purchaser may assign its rights and obligations hereunder, in whole or in part, to any of its Subsidiaries, but no such assignment shall relieve the Purchaser of any liability or obligation hereunder; provided further, that without written consent of any party hereto, the Seller may assign its rights under the Escrow Agreement to the Seller Representative or an Affiliate of Seller Representative acting on behalf of the Parent Securityholders and may direct that any payment to which it is entitled be made to any Persons. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

Section 12.6 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and, except as set forth in Section 7.6 (Indemnification of Directors and Officers), nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except that the provisions of Sections 11.4, this Section 12.6 and Section 12.9 shall be enforceable by each Financing Source.

Section 12.7 Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder will cause irreparable injury to the other parties for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

Section 12.8 Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. Except as otherwise explicitly provided for elsewhere herein, all rights and remedies existing under this Agreement are cumulative to, and not exclusive to, and not exclusive of, any rights or remedies otherwise available.

Section 12.9 Governing Law; Waiver of Jury Trial. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE DOMESTIC LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICTING PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE TO BE

APPLIED. IN FURTHERANCE OF THE FOREGOING, THE INTERNAL LAW OF THE STATE OF DELAWARE WILL CONTROL THE INTERPRETATION AND CONSTRUCTION OF THIS AGREEMENT, EVEN IF UNDER SUCH JURISDICTION’S CHOICE OF LAW OR CONFLICT OF LAW ANALYSIS, THE SUBSTANTIVE LAW OF SOME OTHER JURISDICTION WOULD ORDINARILY APPLY. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT SUCH PARTY MAY LEGALLY AND EFFECTIVELY DO SO, TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING ARISING HEREUNDER.

Notwithstanding anything contrary in this Agreement, (i) each of the Seller and the Companies agrees that no Financing Source shall have any liability or obligation to the Seller, each Company or any of the Seller’s or each Company’s Affiliates and each of the Seller and each Company hereby waives any and all rights or claims against the Financing Sources in each case to the extent relating to this Agreement, the Financing or any of the transactions contemplated hereby or thereby, and in each case whether at law or equity, in contract, in tort or otherwise and (ii) each of the Parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof). The Parties hereto further agree that all of the provisions of the preceding paragraph relating to waiver of jury trial shall apply to any action, cause of action, claim, cross-claim or third party-claim referenced in this paragraph.

Section 12.10 Consent to Jurisdiction. EACH PARTY HERETO AGREES AND CONSENTS TO THE EXCLUSIVE JURISDICTION OF ANY DELAWARE STATE OR FEDERAL COURT SITTING IN WILMINGTON, DELAWARE, AND ANY APPROPRIATE APPELLATE COURTS THEREFROM, WITH RESPECT TO ALL MATTERS RELATING TO THIS AGREEMENT AND TO THE TRANSACTIONS (EXCEPT AS SET FORTH IN ANOTHER TRANSACTION AGREEMENT), WAIVES ALL OBJECTIONS BASED ON LACK OF VENUE AND FORUM NON CONVENIENS, AND IRREVOCABLY CONSENTS TO THE PERSONAL JURISDICTION OF ALL SUCH COURTS.

Section 12.11 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument. This Agreement shall become effective when the Purchaser, the Companies and the Seller shall have executed this Agreement. This Agreement may be delivered by facsimile or.pdf transmission.

Section 12.12 Interpretation. The interpretation of this Agreement shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, clause, subclause, paragraph, Exhibit and Schedule are references to the Articles, Sections, clauses, subclause, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (c) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (d) references to “$” shall mean U.S. dollars; (e) references to “GBP” or “£” shall mean British pounds sterling; (f) the word “including” and words of similar import when used in the Transaction Documents shall mean “including without limitation,” unless otherwise specified; (g) the word “or” shall not be exclusive; (h) references to “written” or “in writing” include in electronic form; (i) provisions shall apply, when appropriate, to successive events and transactions; (j) the parties have each participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement; (k) a reference to any Person includes such Person’s successors and permitted assigns; (l) any reference to “days” means calendar days unless Business Days are expressly specified; (m) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; and (n) any reference to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

Section 12.13 Seller Representative.

(a) The Seller Representative is hereby irrevocably appointed as the representative, agent, proxy, and attorney-in-fact for the Seller for all purposes under this Agreement including the full power and authority on the Seller’s behalf: (i) to consummate the transactions contemplated under this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith (including the other Transaction Documents), (ii) to negotiate and settle disputes arising under, or relating to, this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith (including the other Transaction Documents), (iii) to receive and disburse to the Parent Securityholders or Seller any funds received on behalf of the Seller under this Agreement or the other Transaction Documents or otherwise, (iv) to withhold any amounts received on behalf of the Seller pursuant to this Agreement or the other Transaction Documents, including the Representative Holdback Amount, or otherwise to satisfy any and all obligations or liabilities incurred by the Seller Representative in the performance of their duties hereunder, (v) to direct the distribution of funds, designate or engage a paying agent to distribute funds (including any amounts paid to the Seller in accordance with Section 2.4 (Escrow) and Section 2.5 (Earnout)), make or direct payments of funds from the Representative Holdback Amount, give receipts for funds, authorize deliveries to the Purchaser of cash from the Escrow Accounts in satisfaction of claims asserted by the Purchaser, and object to any claims by any Person against the Escrow Accounts, (vi) to execute and deliver any amendment or waiver to this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith (including the other Transaction Documents) without the prior approval of the Seller or any Parent Securityholder and (vii) to take all other actions to be taken by or on behalf of the Seller in connection with this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith (including the other Transaction Documents). The Seller, by signing this Agreement, further agree that such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of the Seller Representative and shall survive the death, incapacity, bankruptcy, dissolution or liquidation of the Seller. All decisions and actions by the Seller Representative shall be binding upon the Seller, and the Seller shall have the right to object, dissent, protest or otherwise contest the same. The Purchaser may conclusively rely, without independent verification or investigation, upon any such decision or action of the Seller Representative as being the binding decision or action of the Seller, and the Purchaser shall not be liable to the Seller or any other Persons for any actions taken or omitted from being taken by them or by the Purchaser in accordance with or reliance upon any such decision or action of the Seller Representative. The Seller Representative shall act by a majority in interest of Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. The Seller Representative shall have no duties or obligations to the Seller hereunder, except as expressly set forth in this Agreement.

(b) By signing this Agreement, the Seller hereby, agrees to indemnify and hold harmless the Seller Representative and its partners, managers, officers, agents and other Representatives against all expenses (including reasonable attorneys’ fees), judgments, fines and amounts incurred by such Persons in connection with any Action to which the Seller Representative or such other Person is made a party by reason of the fact that it is or was acting as the Seller Representative pursuant to the terms of this Agreement, other than as a result of the Seller Representative’s bad faith or willful misconduct.

(c) Neither the Seller Representative nor any of its members, managers, officers, agents or other Representatives shall incur any liability to the Seller by virtue of the failure or refusal of such Persons for any reason to consummate the Transactions or relating to the performance of their duties hereunder, except for actions or omissions constituting bad faith or willful misconduct. The Seller Representative and its members, managers, officers, agents and other Representatives and their respective Affiliates shall have no liability in respect of any Action brought against such Persons by the Seller, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise, unless such Persons took or omitted taking any action in bad faith or as result of willful misconduct.

(d) The Seller Representative shall have the right, in its sole discretion, to recover from any amounts withheld by the Seller Representative, including without limitation, the Representative Holdback Amount, its reasonable out of pocket expenses incurred in the performance of its duties hereunder (the “Charges”). The Seller will be obligated to pay any Charges in excess of the Representative Holdback Amount to the Seller Representative.

(e) In furtherance of, and without limiting any rights of the Seller Representative set forth in, Sections 12.13(a)(iv), 12.13(a)(v) and 12.13(d), the Seller Representative shall have the right and the Seller hereby authorizes the Seller Representative, to use the Representative Holdback Amount to satisfy potential future obligations of the Seller and expenses incurred by the Seller Representative in connection with performing its obligations under this Agreement and the other Transaction Documents. The Representative Holdback Amount shall be retained by the Seller Representative until such time as the Seller Representative shall determine, and, subject to the terms of this Agreement, the balance of the

Representative Holdback Amount, if any, shall be delivered by the Seller Representative to the Parent Securityholders on behalf of the Seller. The Seller will not receive any interest or earnings on the Representative Holdback Amount and irrevocably transfer and assign to the Seller Representative any ownership right that they may otherwise have had in any such interest or earnings. The Seller Representative will not be liable for any loss of principal of the Representative Holdback Amount other than as a result of its bad faith or willful misconduct. The Representative Holdback Amount shall be held in an FDIC-insured account or accounts at a nationally recognized financial institution.

(f) In the event that the Seller Representative becomes unable or unwilling to continue in its capacity as Seller Representative, or if the Seller Representative resigns as the Seller Representative, the Seller may by written consent appoint a new representative as the Seller Representative. Notice and a copy of the written consent appointing such new representative and bearing the signature of the Seller must be delivered to the Purchaser. Such appointment will be effective upon the later of the date indicated in the consent or the date such consent is received by the Purchaser.

Section 12.14 Provision With Respect to Legal Representation. Paul, Weiss, Rifkind, Wharton & Garrison LLP, Macfarlanes LLP and in-house lawyers of the Seller Representative and its Affiliates have represented the Seller, the Parent Securityholders and the Group in connection with the Transactions. All of the parties recognize the community of interest that exists and will continue to exist until the Closing, and the parties agree that such community of interest should continue to be recognized after the Closing. Specifically, the parties agree that (a) the Purchaser shall not, and from and after the Closing shall cause any member of the Group not to, seek to have Paul, Weiss, Rifkind, Wharton & Garrison LLP, Macfarlanes LLP or any in-house lawyer of the Seller Representative or its Affiliates which has represented the Seller, the Parent Securityholders and the Group in connection with the Transactions disqualified from representing the Seller or the Parent Securityholders in any dispute (whether in contract or tort) that may arise between the Seller or the Parent Securityholders, on the one hand, and the Purchaser or, from and after the Closing, any member of the Group, on the other, based upon, arising out of or related to the Transaction Documents or any of the Transactions in whole or in part, and (b) in connection with any dispute that may arise between the Seller, the Parent Securityholders and their respective successors, shareholders, partners, members, trustees and Representatives on the one hand, and the Purchaser or, from and after the Closing, the members of the Group and their respective successors, shareholders, partners, members, trustees and Representatives, on the other, the Seller and the Parent Securityholders (and not the Group) will have the right to decide whether or not to waive any attorney-client privilege that may apply to any communications between any member of the Group and Paul, Weiss, Rifkind, Wharton & Garrison LLP, Macfarlanes LLP or any in-house lawyer of the Seller Representative or its Affiliates which has represented the Seller, the Parent Securityholders and the Group in connection with the Transactions that occurred on or prior to the Closing, and any such communications (whether in written form or email) in the possession of any member of the Group shall not be admissible in any dispute, shall be held separately and not disclosed to any other Person, shall be returned to the Seller Representative upon request and shall not be used by the Purchaser for any purpose. Notwithstanding the foregoing, in the event that a dispute arises after the Closing between the Purchaser or any member of the Group, on the one hand, and a third party that is not a Seller Affiliated Person, on the other hand, the Purchaser or the member of the Group, as applicable, may assert the attorney-client privilege to prevent disclosure of confidential communications to such third party.

Section 12.15 Purchaser Guarantee. The Purchaser shall cause the UK Purchaser to comply with its obligations under this Agreement and hereby guarantees the payment and performance of any and all obligations of the UK Purchaser under this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be signed, all as of the date first written above.

THE US COMPANY

FR ACQUISITION CORPORATION (US), INC.

By:	/s/ Denis Nayden
Name: Denis Nayden Title: Director

THE UK COMPANY

FR ACQUISITIONS CORPORATION (EUROPE) LIMITED

By:	/s/ Denis Nayden
Name: Denis Nayden Title: Director

THE SELLER

FR ACQUISITION FINANCE SUBCO (LUXEMBOURG), S.À.R.L.

By:	/s/ Douglas Kaden
Name: Douglas Kaden Title: A Manager

THE PURCHASER

ALCOA INC.

By:	/s/ Klaus Kleinfeld
Name: Klaus Kleinfeld Title: Chairman and Chief Executive Officer

[Signature Page to Share Purchase Agreement]

UK PURCHASER

ALCOA IH LIMITED

By:	/s/ Max W. Laun
Name: Max W. Laun Title: Director

[Signature Page to Share Purchase Agreement]

THE SELLER REPRESENTATIVE

OAK HILL CAPITAL PARTNERS III, L.P.

By:	OHCP GenPar III, L.P., its General Partner

By:	OHCP MGP Partners III, L.P., its General Partner

By:	OHCP MGP III, Ltd., its General Partner

By:	/s/ Denis Nayden
Name: Denis Nayden
Title: Vice President

OAK HILL CAPITAL MANAGEMENT PARTNERS III, L.P.

By:	OHCP GenPar III, L.P., its General Partner

By:	OHCP MGP Partners III, L.P., its General Partner

By:	OHCP MGP III, Ltd.,
its General Partner

By:	/s/ Denis Nayden
Name: Denis Nayden
Title: Vice President

[Signature Page to Share Purchase Agreement]